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A STRONG PRESENCE

UNITED FIRE GROUP® ANNUAL REPORT 2009

A STRONG PRESENCE

ONWARD AND UPWARD

United Fire Group® has not only recovered from the Flood of 2008 that submerged our corporate headquarters in nearly eight feet of water, we've moved onward and upward—literally.

In 2009, we completed renovation of a newly purchased two-story office building in downtown Cedar Rapids. This building had previously been leased by our company to accommodate our workforce. We also completed construction of a three-level, 83,700-square-foot parkade for our employees, accommodating approximately 250 vehicles. A second-floor skywalk connects the parkade to our main building.

And, for the first time in our history, we are now responsible for our own heat at our corporate headquarters. In years past, our buildings and much of downtown Cedar Rapids had been heated by a 117-year-old steam system that was damaged beyond repair in the flood. In 2009, we decided to invest in our own heat source, installing five new, energy-efficient boilers, which were all up and running before any major snow flew.

To us, these projects symbolize the continued strength and stability of United Fire Group, as well as our renewed commitment to the city of Cedar Rapids after the flood.


Parking Ramp Ground Breaking · May 8, 2009
UNITED FIRE GROUP

A groundbreaking ceremony was held in May to launch the construction of a three-level parkade for employees at our corporate headquarters.


UNITED FIRE GROU
UNITED FIRE GROUP



COMPANY PROFILE

Founded by Scott McIntyre Sr. in 1946, United Fire Group® is a group of regional insurance companies that provides protection to individuals, businesses and organizations. We are represented by professional independent insurance agents throughout the country, predominantly in the Midwest, West and South. Our expanded product line includes commercial insurance (92 percent of property and casualty premiums), personal insurance, life insurance and surety bonds, allowing us to diversify our earnings.

Since our inception over 60 years ago, United Fire has grown into a publicly traded multibillion-dollar company that has the added distinction of being the largest locally headquartered financial institution in Cedar Rapids. We maintain a conservative approach to the management of our business operations, focusing on writing good business at an adequate price and preferring quality to volume.

Our goal is to achieve consistent profitability through:

- Disciplined underwriting
- Superior loss control services
- Fair and ethical claims handling
- Exceptional customer service
- Efficient and effective technology
- Strong agency relationships

United Fire takes a conservative approach to the management of investments and earned a financial strength rating of A (Excellent) from A.M. Best Company in 2009. We have been named to the Ward Group's 50 outstanding property and casualty insurance companies in the United States for 17 consecutive years. Our life subsidiary, United Life Insurance Company, has been named to the Ward's 50 life-health insurance companies for four consecutive years—we are one of only seven organizations that has affiliated companies named to both lists.

A STRONG PRESENCE

How do insurance companies compete when most of the products we offer are essentially the same? Many choose to compete on price—drastically cutting rates when the market softens and then raising them when the market hardens—watching their profits rise and fall with the cycle of insurance pricing.

But, there is truth in the adage, "if you win a customer based on price alone, you'll lose them the same way." While price is an important factor in any buying decision, United Fire Group does not believe it is the most important factor.

Instead, we've found success by focusing on what sets us apart from our competitors, including our people, our agents, our technology, our financial strength and our philanthropy. Over the years, these competitive advantages have enabled us to build a strong presence, both in our industry and in our community.

In uncertain times such as these, our customers know that the way we do business and the service they have come to expect from us will not change. This, we believe, is what allows us to continue to achieve our goal of consistent profitability from insurance operations—in good times and bad, in hard markets and soft.


our people


our agents


our technology


our strength

ANNUAL MEETING

The 2010 annual stockholders' meeting will be held on Wednesday, May 19, 2010, at 10 a.m. in the company's home office building in Cedar Rapids, Iowa. The usual notices and proxy material will be mailed to stockholders in advance of the meeting.

Our 2009 Form 10-K is included in this Annual Report. A copy is filed with the Securities and Exchange Commission and is available to stockholders upon request to:

Corporate Secretary
United Fire & Casualty Company
118 Second Avenue SE, P.O. Box 73909
Cedar Rapids, Iowa 52407-3909
Telephone: 319-399-5700

OR

Registrar and Transfer Agent
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602


our philanthropy
PHOTO COURTESY MERCY MEDICAL CENTER

FINANCIAL HIGHLIGHTS

(Dollars in Thousands Except Per Share Data)

Years Ended December 31	**2009**	2008	2007	2006	2005
Total assets	**$2,902,554**	$2,687,130	$2,760,554	$2,776,067	$ 2,721,924
Total stockholders' equity	**$ 672,735**	$ 641,741	$ 751,497	$ 680,808	$ 500,212
Book value per share	**$ 25.35**	$ 24.10	$ 27.63	$ 24.62	$ 21.20
Revenues:					
Net premiums earned	**$ 478,498**	$ 503,375	$ 505,763	$ 503,122	$ 495,516
Investment income, net of investment expenses	**106,075**	107,577	122,439	121,981	118,847
Total realized investment gains (losses)	**(13,179)**	(10,383)	9,670	9,965	4,540
Other income	**799**	880	654	532	702
	$ 572,193	$ 601,449	$ 638,526	$ 635,600	$ 619,605
Net income (loss)	**$ (10,441)**	$ (13,064)	$ 111,392	$ 88,085	$ 9,044
Earnings (losses) available to common shareholders	**(10,441)**	(13,064)	111,392	88,085	4,938
Basic earnings (losses) per common share	**(0.39)**	(0.48)	4.04	3.37	0.22
Diluted earnings (losses) per common share	**(0.39)**	(0.48)	4.03	3.36	0.22
Cash dividends declared per common share	**0.60**	0.60	0.555	0.495	0.48
Combined ratio (statutory basis)	**114.2%**	113.4%	82.1%	89.7%	112.5%


2,722
2,776
2,761
2,687
2,903
'05
'06
'07
'08
'09
ASSETS
(in millions)


496
503
506
503
478
'05
'06
'07
'08
'09
PREMIUMS EARNED
(in millions)

LETTER TO SHAREHOLDERS

Let me start out by saying thank goodness 2009 is in the past. We often hear the term the "new normal" these days and, while we're not exactly sure what the new normal is, we certainly hope it is better than what we went through last year.

In 2009, United Fire Group dealt with a down insurance cycle, investment write-downs, an economy that can only be called painful and additional Hurricane Katrina development. But despite these challenges, we still had some positives.

At year-end 2009, our book value increased to $25.35, up from $24.10 at the end of 2008. Additionally, our stockholders' equity, the dollars we have to pay claims, increased to $672.7 million. So, despite a tough year, two measures of our overall success moved in the right direction.

This is definitely a tough part of the insurance market cycle, but we always hold a long-term view of this business. And, when things get better, we'll be ready to take advantage.

THE INSURANCE CYCLE

We hope that the property and casualty insurance business is hovering at or near the bottom of the rate cycle. At this time last year, we were anticipating hardening prices, believing that the industry had gotten smarter this time around and that rates would start to increase when profits disappeared. Now, a year later, it's obvious that the industry has not gotten any smarter, as rates are continuing to drop despite industry loss ratios too high to make any kind of acceptable returns.

Even the analysts I talk to seem frustrated with the industry and can't figure this business out. We all know it is time to increase rates, but because there are so many competitors in good financial condition, nobody can do anything. Here at United Fire, we make our decisions for the long term, and we'll continually look to improve for the future. Though the current rate levels are too thin to make the return on equity investors want, we continue to work with our good customers because we know the long-term view is still good for this business.



United Fire President & CEO Randy Ramlo (right) with Chairman of the Board Jack Evans

A member of the board since 1995, Evans is president of the Hall-Perrine Foundation, a private philanthropic corporation located in Cedar Rapids. He served as our vice chairman until the 2009 death of former Chairman Scotty McIntyre Jr., when he was elected chairman of the board.



EARNINGS AND DIVIDENDS PER COMMON SHARE
Basic earnings (losses) per common share
Cash dividends declared per common share
.22
.48
'05
3.37
.50
'06
4.04
.56
'07
-.48
.60
'08
-.39
.60
'09

HURRICANE KATRINA AND LOUISIANA

2009 saw an increase in losses from Hurricane Katrina claims that were previously reported. Though the hurricane happened in 2005, the court phase of Katrina hit us in full force in 2009.

Hurricane Katrina made landfall in New Orleans, Louisiana, on August 29, 2005, causing an estimated $80 billion in industry damages. Over 95 percent of our policyholders in the New Orleans area suffered damage. Of the more than 11,000 claims reported, we have concluded approximately 97 percent. Our loss and loss settlement expenses inception to date (net of reinsurance) in relation to Hurricane Katrina totaled $288.9 million. For the full-year 2009, our loss and loss settlement expenses related to Katrina were $38.0 million, of which $16.2 million is due to an increase in our incurred but not reported (IBNR) reserves. We recorded this IBNR in the third quarter of 2009, primarily due to the continuing unfavorable legal environment related to Hurricane Katrina in Louisiana.

We feel our Louisiana book of business is almost where we want it going forward, with our overall exposure reduced by over 60 percent since Hurricane Katrina. We have beefed up our reinsurance and our rates are finally adequate. Our only wish now is that the Louisiana courts will find some sanity.

I know we sound like a grumpy old insurance company complaining about "home cookin'," but the courts in southern Louisiana set some real records last year. In a couple of trials, we were not even allowed to use our own policy as evidence. We've had the courts disregard policyholder releases on closed claims. We've had our policy limits ignored. We've had to pay for losses on coverages that our customers hadn't even purchased. We've had to talk some judges into recusing themselves from cases where they had been the claimant in similar suits against other insurance companies.

We are still doing business in Louisiana, but we will be doing things much differently.

For better access to the federal courts, which have been more reasonable than the state courts, we depopulated our Louisiana-domiciled subsidiary, Lafayette Insurance Company. Established in 1869, Lafayette was the oldest insurance company operating under a Louisiana charter in the state of Louisiana. Ulysses S. Grant was president when Lafayette Insurance Company began insuring people in Louisiana.

To date, there are only a handful of Louisiana-domiciled insurance companies left. It appears that a lot of companies wised up before we did. It may have taken us 140 years to get the message, but we got it. We normally try to deal with issues rather than run from them, but in this case, we decided the best route was to toss in the towel instead of continuing to fight the courts.

But we're happy to provide personal and commercial insurance coverage in Louisiana under United Fire & Casualty Company and our other subsidiary, United Fire & Indemnity Company. All current Lafayette Insurance Company policyholders in Louisiana are being offered the opportunity to renew their policy under United Fire & Indemnity Company.

SHARE REPURCHASES

If there is one advantage to your company's stock falling out of favor with investors, at least it presents an opportunity for us to buy some back. With our book value at $25.35 at the end of 2009, and our stock price at $18.23, it sure seems like a no-brainer.



The members of our Service Center—Lindsay Kelty, Candice Birchard, Jeanette Dostal (supervisor), Deana Rojas-Neira and Danielle Schmidt—are licensed to handle an array of requests from our policyholders, from processing policy quotes to issuing certificates of insurance.

Over the year, we bought back 92,721 shares at an average cost of $16.61. Being able to buy shares back in a company we know a lot about at this kind of discount is a plus for our stockholders; we only wish we could buy more. With our five-year view, we expect to continue making repurchases in 2010 to take advantage of Wall Street's focus on quarterly results.

UNITED FIRE GROUP'S SERVICE CENTER

A couple of years ago we developed a Service Center. Our Service Center handles smaller accounts for our agents, and our policyholders call us directly instead of going through our agents. It streamlines the process and many of our agents can better focus on producing new business. We are by no means the first company to offer a service center. Actually many have come and gone before us. We do think we have done it right and have one of the best Service Centers in the business. We started by putting some of our best people in the unit, people who are also licensed and can answer almost any question or concern our policyholders may have. The unit is not huge yet, but our agents who use it love it, and we continue to grow that unit. Since we think we are second to none on customer service, why not take it nationwide. We hope to see this segment continue to flourish.

GULF COAST REGIONAL OFFICE

After being forced to temporarily relocate for almost a year as a result of Hurricane Ike, we're happy that our Gulf Coast employees returned to our office in Galveston, Texas, in August. These employees did a terrific job of not only maintaining our operations, but moving forward, despite being displaced and working from a strip mall for a year. Our office in Galveston now looks better than ever. Now, if we can just get the elevators to work all the time...

SCOTTY MCINTYRE JR.

As many of our shareholders know, our longtime Chairman Scotty McIntyre Jr. passed away last year at the age of 76. His Chairman's Reports were the hit of our Annual Report for years. Some of us were fortunate enough to see his first drafts, which were a real treat (Scotty was never accused of being politically correct). He probably knew that some of his best stuff would end up on the editor's floor, but I think he enjoyed writing exactly as he felt.

Scotty had a wonderful way of framing the year for both United Fire and the industry. He was also well known for calling people out from time to time. Some of those who made "honorable mention" in one of Scotty's letters found themselves unemployed or in jail before he wrote the next. I feel like I have big shoes to fill.

Though Scotty was not active in our day-to-day operations for some years, we will miss him dearly. He will live on at United Fire for his profound influence on our company's culture, philosophy and vision. Our challenge will be to maintain—not change—the important tenets that Scotty gave us.

Using Scotty as an example and a role model, we promise that our managers' doors will always be open, that we will continue to make this a good place to work, and that we will use technology and industry models to our advantage, but not let them make our decisions for us. And of course, if you call us, a real person will always answer the phone.

So, this being my first letter to shareholders, please cut me a little slack. I'll keep improving. Here's to a better 2010, and to United Fire getting back to beating the industry.



RANDY A. RAMLO, PRESIDENT & CEO

A NEW LEVEL OF SERVICE

Since it opened three years ago, United Fire Group's Service Center for commercial policyholders has grown considerably, now handling approximately 1,200 accounts in Iowa, Missouri and South Dakota.

Designed to support the insurance needs of our agents' customers, our licensed Service Center staff members provide a full range of services to commercial policyholders, including billing inquiries, claim reporting, coverage questions, auto ID cards, insurance quotes, policy changes and certificates of insurance.

This allows our agents to spend more time focusing on their growth goals and risk management and less time providing routine services to existing customers. Our agents also appreciate the fact that we do not limit our center to certain types of commercial accounts. We let ***the agents*** decide which accounts they want us to service.

"We are by no means the first company to offer a Service Center, but we feel we've done it right and have one of the best in the industry," said President and CEO Randy Ramlo. "The agents who use it love it, which is why we recently decided to begin offering it in all the states where we do business."

A STRONG PRESENCE

WHAT SETS US APART?

our people

WE'RE EASY TO DO BUSINESS WITH TOO!


DEEP CUSTOMER
CONNECTIONS
TOP ★ TEN
2009 PERFORMER
making business easier

For the second consecutive year, United Fire Group was named a "Top 10 Ease of Doing Business Performer" by Deep Customer Connections Inc. In the annual survey, more than 8,700 independent agents and brokers assess the performance of over 250 property and casualty carriers, identifying the 10 companies that rank the highest on 11 ease-of-doing-business factors ranging from underwriting responsiveness and handling claims fairly to policy services and marketing support.

We foster business relationships that stand the test of time and the toughest markets

The insurance business is a business of relationships—between underwriters and agents, loss control representatives and business owners, and claims representatives and policyholders. Our people are educated and experienced—averaging nearly 14 years at our company—and the services they provide each day have helped us foster business relationships that will stand the test of time and the toughest markets.



Our underwriters have the knowledge and tools to make good decisions

At United Fire Group, we do not process policies; we underwrite each and every risk that comes through our doors. Our underwriting and pricing guidelines are merely that—guides. The final decision on a risk is based on the judgment of our underwriters, who have the knowledge and tools needed to make good decisions for our company. True underwriting requires extreme discipline on the part of our underwriters and, as a company, we do not undermine their decisions by setting strict goals for increasing premium volume or reducing underwriting expenses.



Our loss control representatives make multiple visits, rather than just one

Each week, our loss control representatives travel to different areas of the country, helping commercial policyholders take steps to minimize injuries, reduce property damage, improve operating efficiency and even cut insurance costs. Plus, unlike some of our competitors, we don't just make one visit to a business or job site, we make multiple visits to establish a close working relationship with our customers. These loss control efforts have yielded positive results over the years. On average, United Fire accounts receiving regular loss control services had a 14-point lower loss ratio and a 15-point higher retention rate than our average account in 2009. With results like these, it only makes sense that we are continuing to grow and expand our loss control services.

Our claims staff views losses as an opportunity to prove to our customers that they have chosen the right insurance company

A loss can turn a person's world upside down, which is why we are committed to making the claim process as smooth as possible, bringing one's world right side up in no time. Each year, our more than 200 employees in the claims department process an average of over 28,000 claims—either from the office or out in the field. Oftentimes, a loss is our only direct interaction with policyholders, giving us an opportunity to prove to them that they have made the right decision by choosing United Fire Group to provide their insurance needs.



Our customers always have the option to speak with a real person

Online, over the phone or in person—no matter how our customers prefer to do business, they know that we will respond to their requests and inquiries in an accurate, timely and courteous manner. Our staff is experienced and knowledgeable, providing an exceptional turnaround time servicing quotes, policies, endorsements, changes and renewals. We also believe strongly that you should always have the option to speak with one of our staff members whenever you need to, because when dealing with a complex issue or question, there is no substitute for a real person.



(Opposite: Members of Millhiser Smith Agency of Cedar Rapids, Iowa, meet with United Fire Group employees. Seated, clockwise: UFG's Dan Drake, Agency Technology Analyst; Lottie Miller, Director/E&O Compliance; Cassie Reinke, Commercial Lines Account Manager; UFG's Heidi Roach, e-Solutions Project Manager. Standing: Agent Kevin Mease, Executive Vice President/Director of Sales & Marketing, Millhiser Smith Insurance; UFG's Kyanna Wieseler, Bond Underwriter; UFG's Dennis Wessel, Sr. Commercial Lines Underwriter; Agent Tim Gassmann, President of Millhiser Smith Insurance; UFG's Shaun Fenton, Customer Service Technician. In margin: Kyanna Wieseler, Dennis Wessel, Heidi Roach, Cassie Reinke (Millhiser Smith Insurance Agency), Dan Drake.)

our people







WHAT SETS US APART?

our agents

We partner with agents who share our vision for quality over quantity

United Fire Group has partnered with over 800 independent property and casualty insurance agencies across the country that share our vision for doing business based on quality rather than quantity. Our motto is simple—we strive to write "good business with good agents at an adequate price."

Our emphasis is on property and casualty insurance, of which 92 percent is commercial and the remainder personal. Our product line also includes life insurance and surety bonds. Not only does this expanded product line provide numerous cross-selling opportunities for our agents, it allows us to diversify our earnings and ease the volatility of the property and casualty market.

As an incentive for high-quality business, we offer a competitive commissions program, as well as a rewarding profit-sharing plan that is among the best in the industry. In fact, we distributed approximately $5.7 million in profit-sharing payments to our agents for business produced in 2009.

United Fire is continually looking for opportunities to expand our operations. At the same time, we remain very selective when entering new territories or making new agency appointments. As part of our business strategy, we strive to keep the number of agents representing our company in any one market low, allowing our agents to more effectively compete in the insurance market.

(Opposite: Members of First Iowa Insurance Agency Inc. of Cedar Rapids, Iowa, meet with United Fire Group employees. Seated: UFG's Alison Kaster, e-Solutions Project Manager II; Agent Ron Hammerberg, President, First Iowa Insurance Agency Inc.; UFG's Melissa Dague, United Life Marketing Specialist. Standing: Kelly Hegland, Senior Account Manager; UFG's Robert Caraway, United Life Customer Service Specialist. Left margin: Agent Bob Hammerberg, Kelly Hegland, UFG's Ronda Shaffer, Sr. Commercial Lines Underwriter and Sonja Watters, Commercial Lines Underwriter.



TERI HOY, UFG AUTOMATION CUSTOMER SERVICE SPECIALIST

LISTENING TO OUR AGENTS

Some of the best features on our agent website at www.ufgAgent.com have come directly from the people who use it daily to process business and service accounts—our agents. From minor suggestions to major changes, our agents have helped us create a technology platform that meets their needs.

To help us gather input on our technology, we have established a Technology Advisory Council, which is made up of a cross-section of our agency force. The council meets regularly to discuss the latest in technology.

A STRONG PRESENCE



our agents

We also offer a Web Help service for agents who need assistance using our website. This puts them in direct contact with Automation Customer Service Specialist Teri Hoy, who spends the majority of her day on the phone helping our agents complete tasks and find information online.

Whatever the question, Teri has the answer. "The questions are as varied as the information on our website," she said, which means that Teri must have broad knowledge of our website features and functions.

On the rare occasion that Teri doesn't have an immediate answer to a question, she'll research it and then return the person's call—often within the hour.

"I very much enjoy being the voice behind our Web Help service," said Teri. "With each call I receive, my goal is to answer the question accurately, quickly and courteously—all while making the individual feel completely at ease when using our website."

Our Web Help service is also available to policyholders of United Fire Group.



WHAT SETS US APART? *our technology*



We use technology to reinforce our relationships, not replace them
Technology has transformed the way we do business, letting tasks be completed more efficiently, information accessed more readily and business processed more accurately. With the majority of our automated systems created in-house, we have the flexibility to customize a system to the exact needs of our employees and our customers. By offering the latest tools in the insurance industry—from paying bills and reporting claims online to submitting applications electronically and downloading information in real time—we are able to use technology to reinforce the relationships we have with our customers, not replace them.

Decisions made easier—and better
Though it has always been our practice to be on the leading edge of technology, with the implementation of *CATography*™ software at United Fire Group, we now find ourselves on the cutting edge.

Developed by Towers Watson, *CATography* is being used by our company as part of a comprehensive catastrophe risk management plan. It gives our underwriting and claim departments the tools needed to manage and balance our exposure to risk with much greater precision.


NASDAQ Listed
09:37

For instance, by simply entering the address or clicking on a location, underwriters can view a property and evaluate the potential catastrophe exposure. In addition to standard location views, they can access high-resolution satellite and aerial imagery of properties.

Underwriters also have the option to review a risk against various underwriting guidelines, such as modeled loss estimates, distance to coast, flood risk, soil type, crime demographics and other hazards that could result in a claim.

"*CATography* lets our underwriters focus their attention on buildings and locations that model poorly from a catastrophe standpoint or exhibit high-risk hazards," said Vice

TOM LANZ, ASSISTANT VICE PRESIDENT & DIRECTOR, CLAIMS ADMINISTRATION

CATOGRAPHY™ **SOFTWARE RECEIVES 2009 E-FUSION AWARD**

In 2009, A.M. Best Company honored Towers Watson with the E-Fusion Award for its CATography™ catastrophe risk management software, which was developed in association with United Fire Group. The E-Fusion Award is designed to highlight outstanding, resourceful uses of technology as applied to business strategy in the insurance industry.

A STRONG PRESENCE

President and Corporate Underwriting Manager Al Sorensen. "Using this information, pricing and terms, such as deductibles, can be adjusted to address the projected loss potential and the risk can be more accurately assessed."

Sorensen continued, "Since our underwriting staff began using *CATography*, we've declined several risks that are in known flood zones or that have sinkholes nearby. We also recently identified a high brushfire hazard for a large office complex in Florida that we insure and have taken underwriting action to address this hazard."

When a disaster strikes, such as a hurricane or a tornado, our claims managers can use the *CATography* software to quickly identify affected policyholders, accessing real-time information in map form. This allows us to more efficiently deploy our storm teams of claims representatives, minimizing their travel time and maximizing their time spent inspecting damage.

"After a catastrophe, time is critical," said Assistant Vice President and Director of Claims Administration Tom Lanz. "The quicker we can get our representatives out to inspect damage and meet with policyholders, the better. Not only does this lead to faster settlements and improved customer service, but also to faster repairs to our policyholders' properties."

The software already proved particularly useful following a recent fire in Colorado, in which nearly an entire town was evacuated. "Using the *CATography* software, we were able to determine that we had several large property exposures in the vicinity of the fire," said Lanz. "As soon as people were allowed back into the town, we had our claims representative on-site ready to begin inspecting our insured properties, without having to wait for claims to be reported to us."

The software also helps our claims department obtain more accurate loss estimates, instantly showing the value of insured properties in the path of a storm.

With *CATography*, many of the most important decisions we make, such as whether or not to write a risk and how many claims representatives should be sent to a specific area after a storm, are made easier—and better. And that's exactly what it was designed to do.

Pictured in left margin: UFG's Melissa Dague, United Life Marketing Specialist; Cindy Foster, Senior Account Manager, First Iowa Insurance Agency Inc. of Cedar Rapids, Iowa.



AL SORENSEN, VICE PRESIDENT & CORPORATE UNDERWRITING MANAGER

MIKE WILKINS, EXECUTIVE VICE PRESIDENT


2•0•0•9
PROPERTY-CASUALTY
WARD'S 50
Selected to the 2009
Ward's 50 Benchmark Group
of property-casualty insurance companies
for outstanding achievement
in the areas of
safety,
consistency
and
performance.
United Fire & Casualty
Group
Ward Group, Cincinnati, Ohio

our A STRONG PRESENCE



PROPERTY-CASUALTY
WARD'S 50
United Fire & Casualty Group

WHAT SETS US APART?

financial strength

We can be depended upon to fulfill our obligations

When selecting an insurance company, we understand that people have many choices. Though coverages, premiums and deductibles play a role in the decision, financial strength and stability are important.

Over the years, United Fire Group® has built a solid reputation among our agents and policyholders for making good on our promises. We have been nationally recognized for our financial strength and stability in the insurance industry, confirming the commitment we make to our customers. In the event of a loss, we can be depended upon to fulfill our obligations.

Rated A (Excellent) by A.M. Best Company

A.M. Best Company rates an insurer's financial strength and ability to meet its ongoing insurance policy and contract obligations. Our A rating is the third highest of 16.

"Ward's 50" Company

Ward Group® analyzes over 3,000 property and casualty insurance companies and identifies the top 50 based on safety, consistency and financial performance. We have been named a "Ward's 50" company for 17 consecutive years.

In addition, our subsidiary company, United Life Insurance Company, has been named to the Ward's 50 life-health insurance companies for four consecutive years. United Fire is one of only seven organizations that has affiliated companies named to both the property-casualty and life-health Ward's 50 groups of companies.

"100 Most Trustworthy Companies" by Forbes

Forbes identifies the 100 companies in America that have consistently shown transparent and conservative accounting practices and solid corporate governance and management. We are one of only 10 companies that has made it to the list each year since the survey began three years ago.



PHOTO COURTESY ORCHESTRA IOWA

WHAT SETS US APART?

our philanthropy

We give back to the communities where we live and work

Giving back to the community is an important tradition at United Fire Group—one that began with our company's founding family, the McIntyres. As a company, we believe we have a responsibility to give back to the communities where we live and work.

To help us accomplish this, several years ago we established both the McIntyre Foundation and the United Fire Group Foundation. Through these two foundations, we were able to provide over $1.2 million in grants and contributions in 2009.

In addition, the generosity of our employees continues to astound us year after year. As longtime supporters of United Way, our employees pledged over $140,000 to this important community organization in 2009, helping improve people's lives.

This is only one of many causes our employees choose to give their money and time to throughout the year, and we are extremely proud of their true commitment to strengthening our communities.



PHOTO COURTESY CEDAR RAPIDS OPERA THEATRE


FOUR OAKS
expect success
for kids, family, community and you



PHOTO COURTESY FOUR OAKS

Four Oaks, a nonprofit child welfare, juvenile justice and behavioral health agency headquartered in Cedar Rapids, offers services to children and families in all 99 Iowa counties. Scotty McIntyre Jr. was a founding member of the board of trustees of the Four Oaks Foundation, helping the organization carry out its mission to "assure children become successful adults."



PHOTO COURTESY FOUR OAKS



PHOTO COURTESY THEATRE CEDAR RAPIDS

Displaced from the Iowa Theater Building following the Flood of 2008, Theatre Cedar Rapids continued its performances of *Annie* at a temporary location

A flourishing arts and cultural community is an essential part of any great city, which is why United Fire Group is proud to support the talents of Theatre Cedar Rapids. The theater troupe is located in the Iowa Theater Building, which was badly damaged in the Flood of 2008. After a year and a half of renovations, Theatre Cedar Rapids celebrated its grand reopening in the Iowa Theater Building with a sold-out performance of ***The Producers*** on February 26, 2010. We congratulate Theatre Cedar Rapids on this significant achievement and thank them for sharing our commitment to rebuilding the downtown area after the flood.


Dee Ann

Remembering Scotty

1933 to 2009

Scotty McIntyre Jr., chairman of United Fire and son of our company founder, died on Tuesday, October 6, 2009, following a brief illness. He was 76.

A prominent figure in the insurance industry, Scotty was well respected for his good business sense and candid outspokenness. Although he was diagnosed with cerebral palsy at birth, a disorder affecting muscle control and coordination, he never allowed it to stand in his way.

He joined United Fire as a postal clerk in 1954, quickly moving up the corporate ladder. From 1966 to 1997, he served as president of United Fire, and from 1991 to 2000, he was chief executive officer. In 1975, he was appointed chairman of the board of directors of United Fire, serving in that capacity until his death.

Though Scotty hadn't been involved in the day-to-day operations of United Fire Group for some time, he continued to provide us with his valuable insight and perspective until his death. His legacy—and the values he stood for—will live on through our company.

PORTRAIT BY DEE ANN McINTYRE, WIFE OF THE LATE SCOTTY McINTYRE JR.



Scotty made sure that the culture at United Fire was based primarily on relationships among people. He believed the insurance business at United Fire existed for and was based on the mutual benefit to be gained by policyholders, shareholders, employees, agents and reinsurers. In all of these relationships, there existed something that bordered on "family" relationships.

Another aspect of the United Fire culture attributable to Scotty was the way corporate business was conducted. All of the elements that led to the Sarbanes Oxley legislation in 2002, such as inappropriate relationships with auditors and investment bankers, excessive and unwarranted executive compensation and overly aggressive tax postures, were noticeably absent at United Fire Group. Scotty let the accounting and reporting processes accurately portray the results of intelligent business decisions, the efforts and investments of the United Fire family and the vagaries inherent in the insurance business. It was not a process for making up the difference between targets and actual results.

The way Scotty treated people and the way he conducted business are hallmarks of the culture at United Fire Group. This is part of the continuing culture of the company and is a lasting testament to Scotty's 35 years of leadership of the company.

BOARD MEMBER THOMAS W. HANLEY
TEACHER, XAVIER HIGH SCHOOL
CEDAR RAPIDS, IOWA



Scotty was an informed, driven, methodical and confident leader. From him, I have learned to embrace a passion for business, respect the value that others contribute to success and always, always, be able to share a good belly laugh. I will never forget his love of the business, his love of his employees and his love of life—all with a touch of humor.

BOARD MEMBER MARY K. QUASS
PRESIDENT AND CEO, NRG MEDIA LLC
CEDAR RAPIDS, IOWA



Scotty did not let a handicap stand in the way of living a meaningful and successful life. Every experience with Scotty was an inspiration. I also recall his annual Chairman's Reports. His candor and sense of humor were captivating, informative and enjoyable. He predicted a recession, correctly criticized Eliot Spitzer and was chagrined by our legal system. He also reminded us that "If it seems too good to be true, it probably is." Scotty was always quick to thank employees and agents for his success. I respect that.

DOUGLAS M. HULTQUIST, BOARD MEMBER
PRESIDENT AND CEO, QCR HOLDINGS INC.
MOLINE, ILLINOIS



My friendship with Scotty began in 1970 when, as a new and inexperienced reinsurance broker, I called on him and to my delight, sold a new layer of catastrophe reinsurance—my first sale! This was the beginning of a long and treasured friendship. Even after I was no longer personally handling United Fire's reinsurance, every couple of years, Scotty would invite me to Cedar Rapids for dinner. By evening's end, we would have solved all the industries' problems.

In attempting to condense Scotty's many attributes as an effective business leader, one stands out: leadership consistency. Scotty adhered to certain principles throughout his career, regardless of what phase of the insurance cycle. As a result, United Fire wasn't always the top performer but it wasn't seduced by market hype. Unlike many of its past competitors, United Fire has remained a strong regional carrier.

There are many things I will miss about Scotty, but mostly it will be our one-on-one visits. I'm only sorry there were not more.

BOARD MEMBER FRANK S. WILKINSON JR.
RETIRED EXECUTIVE, E.W. BLANCH CO.
MINNEAPOLIS, MINNESOTA



Scotty was a visionary in the truest sense of the word. Most leaders view how the world might be six to 12 months in the future, but Scotty saw 12 to 24 months in the future—and his crystal ball was awfully good.

I always enjoyed talking with Scotty about the insurance industry, the stock market and business in general. He was a firm believer in solid fundamentals and he would get so frustrated—even angry—when he saw them violated. High techs and telecoms that sold investors on rapid sales growth without profits is a good example of a time when Scotty was upset. He would say "there will be a day of reckoning." As we know, he was right.

BOARD MEMBER KYLE D. SKOGMAN
PRESIDENT, SKOGMAN CONSTRUCTION CO. OF IOWA
CEDAR RAPIDS, IOWA

A STRONG PRESENCE



Scotty McIntyre was a pillar in Cedar Rapids. A man of great intellect and wit, he was a leader in his industry and earned enormous respect from his peers. His independent thinking and keen analytical skills were legendary. To spend time with Scotty was a real privilege. He would challenge your thought process one moment and the next make you laugh with his devilish sense of humor. He was a generous and decisive man. He had a 50-year-plus love affair with United Fire. Its success and the success of its people was his highest priority. I'm sure his father, the founder of the company, would be extremely proud of the company and the myriad accomplishments of his son.

JACK B. EVANS, CHAIRMAN OF THE BOARD
PRESIDENT, HALL-PERRINE FOUNDATION
CEDAR RAPIDS, IOWA

When I joined the company in 1976, Scotty and I were both relatively young—he in his early 40s and I in my early 30s—but it began a great relationship that would endure until his death. It wasn't long before it became evident to me that United Fire was a special company with a special leader. Scotty was determined, extremely intelligent, outspoken, compassionate, charming, stubborn, well read and, most importantly, a man with an unmatched sense of humor. I learned many things from him over the years, and he often reminded me that while he could give me titles and opportunities, what I did with them was up to me. I believe my desire not to disappoint him or let him down is what helped me in whatever success I may have had with the company. As I reflect on the times Scotty and I spent together, the most precious are when we sat discussing business while also enjoying some laughter. It was a joy to know him, to work with him and to call him a friend. All of us—his family, the industry, the United Fire family and the Cedar Rapids community—will sorely miss him, but his legacy will live on for years to come.

JOHN A. RIFE, VICE CHAIRMAN OF THE BOARD
RETIRED PRESIDENT AND CEO, UNITED FIRE GROUP
CEDAR RAPIDS, IOWA



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009

OR

__ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _______ to _______

Commission File Number 001-34257

UNITED FIRE & CASUALTY COMPANY

(Exact name of registrant as specified in its charter)

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue SE
PO Box 73909
Cedar Rapids, Iowa 52407-3909
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $3.33 1/3 par value	The NASDAQ Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of voting stock held by nonaffiliates of the registrant as of June 30, 2009, was approximately $344.9 million. For purposes of this calculation, all directors and executive officers of the registrant are considered affiliates. As of February 23, 2010, 26,381,564 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, for its annual stockholders meeting to be held on May 19, 2010.

FORM 10-K TABLE OF CONTENTS

PART I.

ITEM 1. BUSINESS

FORWARD-LOOKING INFORMATION

It is important to note that our actual results could differ materially from those projected in the forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I, Item 1A, "Risk Factors," and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GENERAL DESCRIPTION

The terms "United Fire," "United Fire Group," "we," "us," or "our" refer to United Fire & Casualty Company or United Fire & Casualty Company and its consolidated subsidiaries and affiliate, as the context requires. We are engaged in the business of writing property and casualty insurance and life insurance and selling annuities. United Fire & Casualty Company was incorporated in Iowa in January 1946. Our principal executive office is located at 118 Second Avenue SE, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909. Telephone: 319-399-5700.

Employees

As of December 31, 2009, we employed 659 full-time employees and 14 part-time employees. We are not a party to any collective bargaining agreement.

Reportable Segments

We report our operations in two business segments: property and casualty insurance and life insurance. A table reflecting revenues, net income and assets attributable to our operating segments is included in Part II, Item 8, Note 11, "Segment Information." All intercompany balances have been eliminated in consolidation.

Our property and casualty insurance segment includes United Fire & Casualty Company and the following companies, which are wholly owned by United Fire & Casualty Company, directly or indirectly: Addison Insurance Company, an Illinois property and casualty insurer; Lafayette Insurance Company, a Louisiana property and casualty insurer; United Fire & Indemnity Company, a Texas property and casualty insurer; American Indemnity Financial Corporation, a Delaware holding company; and Texas General Indemnity Company, a Colorado property and casualty insurer. United Fire Lloyds, a Texas property and casualty insurer, is an affiliate of and operationally and financially controlled by United Fire & Indemnity Company.

Most of our property and casualty insurance subsidiaries are members of an intercompany reinsurance pooling arrangement. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's capital and surplus, rather than being limited to policy exposures of a size commensurate with each participant's own surplus level. Under such arrangements, the members share substantially all of the insurance business that is written, and allocate the combined premiums, losses and expenses based on percentages defined in the arrangement.

Our life insurance segment consists of United Life Insurance Company, an Iowa life insurer and wholly owned subsidiary of United Fire & Casualty Company.

Available Information

United Fire Group provides free and timely access to all company reports filed with the Securities and Exchange Commission ("SEC") in the Investor Relations section of our website at www.unitedfiregroup.com. Select "SEC Filings" to view the list of filings, which includes:

- Annual reports (Form 10-K)
- Quarterly reports (Form 10-Q)
- Current reports (Form 8-K)
- Beneficial ownership reports (Forms 3, 4 and 5)
- Amendments to reports filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Exchange Act.

Such reports are made available as soon as reasonably practicable after they are filed with or furnished to the SEC.

Our Code of Ethics is also available at www.unitedfiregroup.com in the Investor Relations section. To view it, select "Corporate Governance" and then "Code of Ethics."

Free paper copies of any materials that we file with the SEC can also be obtained by writing to Investor Relations, United Fire Group, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909 or by visiting the SEC Public Reference Room, 450 Fifth Street NW, Washington, DC 20549. For information about the Public Reference Room, call the SEC at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

GEOGRAPHIC DISTRIBUTION

We market our products through our home office in Cedar Rapids, Iowa, and two regional locations: Westminster, Colorado, a suburb of Denver, and Galveston, Texas.

We are licensed as a property and casualty insurer in 43 states, primarily in the Midwest, West and South, plus the District of Columbia. We have 813 independent agencies representing us and our property and casualty insurance subsidiaries. The following table depicts the top five states for direct premiums written for our property and casualty insurance operations in 2009.

(In Thousands)	Direct Premiums Written	% to Total Direct Premiums Written
Texas	$ 69,900	15.4 %
Iowa	69,515	15.3
Louisiana	41,743	9.2
Missouri	41,185	9.1
Colorado	33,938	7.5
Direct Premiums Written [(1)]	$ 256,281	56.5 %

(1) The Statutory Financial Measures section of Part II, Item 7 defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Our life insurance subsidiary is licensed in 28 states, primarily in the Midwest and West, and is represented by 933 independent agencies. The following table depicts the top five states for direct statutory premium volume for our life insurance operations in 2009.

(In Thousands)	Direct Statutory Premium Volume	% to Total Direct Statutory Premium Volume
Iowa	$ 94,658	36.8 %
Nebraska	33,103	12.9
Minnesota	23,128	9.0
Wisconsin	21,548	8.4
Illinois	17,720	6.9
Direct Statutory Premium Volume	$ 190,157	74.0 %

We staff our regional offices with underwriting, claims and marketing representatives and administrative technicians, all of whom provide support and assistance to the independent agencies. Also, home office staff technicians and specialists provide support to the subsidiaries, regional offices and independent agencies. We use management reports to monitor subsidiary and regional offices for overall results and conformity to our business policies.

COMPETITION

Property and Casualty Insurance Segment

The property and casualty industry is highly competitive. We compete with numerous property and casualty insurance companies in the regional and national market, many of which are substantially larger and have considerably greater financial and other resources.

In addition, because our products are marketed exclusively through independent insurance agencies, most of which represent more than one company, we face competition within each agency. Our competitors include companies that market their products through agents, as well as companies that sell insurance directly to their customers.

Since we rely solely on independent agencies, we offer a competitive commissions program, as well as a rewarding profit-sharing plan, as incentives for agents to place high-quality property and casualty insurance business with us. We estimate property and casualty agencies will receive profit-sharing payments of $5.7 million in 2010, based on business produced by the agencies in 2009.

Our competitive advantages include our commitment to:

- Disciplined underwriting – we empower our underwriters with the knowledge and tools needed to make good decisions for our company
- Exceptional customer service – our customers always have the option to speak with a real person
- Superior loss control services – our loss control representatives make multiple visits to businesses and jobsites to ensure safety, rather than just one visit
- Fair and ethical claims handling – we view claims as an opportunity to prove to our customers that they have chosen the right insurance company
- Effective and efficient use technology -- we use technology to provide enhanced service, reinforcing the personal relationships we have with our customers, not replacing them.

In 2009, for the second consecutive year, United Fire was recognized for the way we do business and the services we provide, being named a "Top 10 Ease of Doing Business Performer" in Deep Customer Connections Inc.'s (DCC) seventh annual Ease of Doing Business (EDB) survey. Over 8,700 independent agents and brokers assessed the performance of more than 250 property and casualty carriers as part of the survey. They rated the importance of 11 factors, ranging from underwriting responsiveness and handling claims promptly to acting with the agency's needs in mind. DCC specializes in helping property and casualty carriers achieve profitable growth by making it easy for their agents to work with them. DCC's EDB Index® is an industry benchmark of carriers' EDB performance.

Life Insurance Segment

We also encounter significant competition in all lines of our life and fixed annuity business from other life insurance companies and other providers of financial services. Since our products are marketed exclusively through independent life insurance agencies that typically represent more than one company, we face competition within our agencies. Competitors include companies that market their products through agents, as well as companies that sell directly to their customers.

To attract and maintain relationships with our independent life insurance agencies, we offer competitive commission rates and other sales incentives. Our life insurance segment achieves a competitive advantage by offering products that are simple and straightforward, by providing outstanding customer service, by being accessible to our agents and customers, and by using technology in a variety of ways to assist our agents and improve the delivery of service to our policyholders.

OPERATING SEGMENTS

Incorporated by reference from Note 11, "Segment Information" contained in Part II, Item 8, "Financial Statements and Supplementary Data." Additionally, for a detailed discussion of our operating results by segment, refer to the Results of Operations section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REINSURANCE

Incorporated by reference from Note 5, "Reinsurance" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

RESERVES

Property and Casualty Insurance Segment

Property insurance indemnifies an insured with an interest in physical property for loss of, or damage to, such property or the loss of its income-producing abilities. Casualty insurance primarily covers liability for damage to property of, or injury to, a person or entity other than the insured. In most cases casualty insurance also obligates the insurance company to provide a defense for the insured in litigation arising out of events covered by the policy.

Reserves for losses and loss settlement expenses ("loss reserves") are management's best estimates at a given point in time of what we expect to pay for claims that have been reported and those that have been incurred but not reported ("IBNR"), based on facts, circumstances and historical trends then known.

The determination of reserves, particularly those relating to liability lines of insurance, reflects significant judgment factors. If, during the course of our regular monitoring of reserves, we determine that coverages previously written are incurring higher than expected losses, we will take action that may include, among others, increasing the related reserves. Any adjustments we make to reserves are reflected in operating results in the year in which we make those adjustments. As required by state law, we engage an independent actuary, Regnier Consulting Group, Inc., to render an opinion as to the adequacy of the statutory reserves we establish annually. The actuarial opinion is filed in those states where we are licensed. On a quarterly basis, Regnier Consulting Group, Inc. reviews our direct loss and loss settlement reserves for adequacy.

We do not discount loss reserves based on the time value of money. However, we consider inflation in the reserving process by reviewing cost trends, loss settlement expenses, historical reserving results and likely future economic conditions. There are no material differences between our statutory reserves and those established under U.S. generally accepted accounting principles ("GAAP"). Refer to the Critical Accounting Estimates section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a more detailed discussion of our loss reserves.

The table on the following page illustrates the change in our estimate of reserves for loss and loss settlement expenses for our property and casualty companies for the years 1999 through 2008. The first section shows the amount of the liability, as originally reported, at the end of each calendar year in our Consolidated Financial Statements. These reserves represent the estimated amount of losses and loss settlement expenses for losses arising in that year and all prior years that are unpaid at the end of each year, including an estimate for our IBNR losses, net of applicable ceded reinsurance. The second section displays the cumulative amount of net losses and loss settlement expenses paid for each year with respect to that liability. The third section shows the reestimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the losses for individual years. The last section compares the latest reestimated amount with the original estimate. Conditions and trends that have affected development of loss reserves in the past may not necessarily exist in the future. Accordingly, it would not be appropriate to extrapolate future redundancies or deficiencies based on this table.

(In Thousands)											
Years Ended December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Gross liability for loss and loss settlement expenses	$ 338,243	$ 358,032	$ 363,819	$ 392,649	$ 427,049	$ 464,889	$ 620,100	$ 518,886	$ 496,083	$ 586,109	**$ 606,045**
Ceded loss and loss settlement expenses	27,606	37,526	36,909	35,760	27,309	28,609	60,137	40,560	38,800	52,508	**33,754**
Net liability for loss and loss settlement expenses	$ 310,637	$ 320,506	$ 326,910	$ 356,889	$ 399,740	$ 436,280	$ 559,963	$ 478,326	$ 457,283	$ 533,601	**$ 572,291**
Cumulative net paid as of:											
One year later	$ 97,021	$ 110,516	$ 112,546	$ 107,271	$ 100,895	$ 110,016	$ 230,455	$ 148,593	$ 140,149	**$ 195,524**	
Two years later	154,886	166,097	172,538	172,158	167,384	166,592	321,110	235,975	**265,361**		
Three years later	189,730	204,792	215,002	214,307	203,861	213,144	380,294	**332,768**			
Four years later	213,190	230,889	240,973	237,150	231,278	242,579	**456,919**				
Five years later	231,838	245,677	252,969	253,026	250,787	**264,015**					
Six years later	241,540	252,153	264,311	265,304	**263,631**						
Seven years later	245,145	259,621	273,153	**273,066**							
Eight years later	249,302	264,713	**277,868**								
Nine years later	253,274	**266,912**									
Ten years later	**254,674**										
Net liability reestimated as of:											
End of year	$ 310,637	$ 320,506	$ 326,910	$ 356,889	$ 399,740	$ 436,280	$ 559,963	$ 478,326	$ 457,283	$ 533,601	**$ 572,291**
One year later	273,706	273,469	315,854	344,590	361,153	358,796	534,998	433,125	457,831	**559,816**	
Two years later	261,217	290,872	323,354	340,502	331,693	330,137	508,774	453,474	**502,177**		
Three years later	273,921	300,011	321,168	324,582	317,187	319,335	538,451	**497,629**			
Four years later	279,740	302,884	318,125	313,745	309,146	326,340	**574,484**				
Five years later	279,653	298,428	309,033	308,304	316,227	**327,626**					
Six years later	280,983	296,296	307,790	312,188	**314,522**						
Seven years later	279,892	293,579	311,367	**314,680**							
Eight years later	276,815	297,844	**312,433**								
Nine years later	281,346	**297,022**									
Ten years later	**280,101**										
Net redundancy (deficiency)	$ 30,536	$ 23,484	$ 14,477	$ 42,209	$ 85,218	$ 108,654	$ (14,521)	$ (19,303)	$ (44,894)	$ (26,215)	
Net reestimated liability	$ 280,101	$ 297,022	$ 312,433	$ 314,680	$ 314,522	$ 327,626	$ 574,484	$ 497,629	$ 502,177	$ 559,816	
Reestimated ceded loss and loss settlement expenses	26,609	34,039	42,733	43,419	38,639	38,503	90,660	58,230	51,700	49,533	
Gross reestimated liability	$ 306,710	$ 331,061	$ 355,166	$ 358,099	$ 353,161	$ 366,129	$ 665,144	$ 555,859	$ 553,877	$ 609,349	
Gross redundancy (deficiency)	$ 31,533	$ 26,971	$ 8,653	$ 34,550	$ 73,888	$ 98,760	$ (45,044)	$ (36,973)	$ (57,794)	$ (23,240)	

Life Insurance Segment

We calculate the policy reserves reported in our Consolidated Financial Statements in accordance with GAAP. For our fixed annuities and universal life policies, we establish a benefit reserve at the time of policy issuance in an amount equal to the deposits received. Subsequently, we adjust the benefit reserve for any additional deposits, interest credited and partial or complete withdrawals as well as insurance and other expense charges. We base policy reserves for other life products on the projected contractual benefits and expenses and interest rates appropriate to those products. We base reserves for accident and health products, which are a minor portion of our reserves, on appropriate morbidity tables for the age and duration of the insured.

We determine reserves for statutory purposes based upon mortality rates and interest rates specified by Iowa state law. Our life insurance subsidiary's reserves meet or exceed the minimum statutory requirements. Griffith, Ballard & Company, an independent actuary, assists us in developing and analyzing our reserves on both a GAAP and statutory basis.

For further discussion of our life insurance segment's reserves, see "Critical Accounting Estimates" contained in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INVESTMENTS

Incorporated by reference from Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Investments" and "Critical Accounting Estimates"; Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk"; and Note 1, "Significant Accounting Policies" under the headings "Investments" and "Securities Lending," Note 2, "Summary of Investments," and Note 3, "Fair Value of Financial Instruments," contained in Part II, Item 8, "Financial Statements and Supplementary Data."

REGULATION

We are not aware of any currently proposed or recently enacted state or federal regulation that would have a material impact on our operations.

State Regulation

We are subject to extensive regulation, primarily at the state level. The method, extent and substance of such regulation varies by state, but generally has its source in statutes that establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to a state regulatory agency. In general, such regulation is intended for the protection of those who purchase or use our insurance products, and not our stockholders. These rules have a substantial effect on our business and relate to a wide variety of matters including insurance company licensing and examination; agent and adjuster licensing; price setting; trade practices; policy forms; accounting methods; the nature and amount of investments; claims practices; participation in shared markets and guaranty funds; reserve adequacy; insurer solvency; transactions with affiliates; the payment of dividends; underwriting standards; and the collection, remittance and reporting of certain taxes and fees. We discuss below the state laws and regulations that have the most significant effect on our insurance operations and financial reporting are discussed below. We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of the insurance business or what effect any particular measures might have on us.

Insurance Holding Company Regulation

We are regulated as an insurance holding company system in the states of domicile of our property and casualty companies and life insurance subsidiary: Iowa (United Fire and United Life Insurance Company), Illinois (Addison Insurance Company), Louisiana (Lafayette Insurance Company), Texas (United Fire & Indemnity Company and United Fire Lloyds), and Colorado (Texas General Indemnity Company). These regulations require that we annually furnish financial and other information about the operations of the individual companies within our holding company system. Generally, the insurance codes of these states provide that notice to the state insurance commissioner is required before finalizing any transaction affecting the ownership or control of an insurer and before finalizing certain material transactions between an insurer and any person or entity in its holding company group. In addition, some of those transactions cannot be finalized without the commissioner's prior approval.

Stockholder Dividends

Our dividend-paying capacity, and that of our subsidiaries, is regulated by the laws of the applicable state of domicile. Under these laws, insurance companies must provide advance informational notice to the domicile state insurance regulatory authority prior to payment of any dividend or distribution to its stockholders. Prior approval from the state insurance regulatory authority must be obtained before payment of an extraordinary dividend as defined under the state's insurance code. In all cases, we may pay ordinary dividends only from our earned surplus. Refer to the Market Information section of Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," for additional information about the dividends we paid during 2009.

Price Regulation

Nearly all states have insurance laws requiring personal property and casualty insurers to file rate schedules, policy or coverage forms, and other information within the state's regulatory authority. In many cases, rate schedules, policy forms, or both, must be approved prior to use. While laws vary from state to state, their objectives are generally the same: an insurance rate cannot be excessive, inadequate or unfairly discriminatory. The speed with which we can change our rates in response to competition or in response to increasing costs depends, in part, on the willingness of state regulators to allow adequate rates for the business that we write.

Investment Regulation

Insurance companies are subject to various state regulations that require investment portfolio diversification and that limit the amount of investment in certain asset categories. Failure to comply with these rules leads to the treatment of nonconforming investments as nonadmitted assets for purposes of measuring statutory surplus. Further, in some instances, these rules require us to sell nonconforming investments.

Exiting Geographic Markets; Canceling and Nonrenewing Policies

Most states regulate our ability to exit a market. For example, states limit, to varying degrees, our ability to cancel and nonrenew policies. Some states prohibit us from withdrawing one or more types of insurance business from the state, except with state regulatory approval. Regulations that limit policy cancellation and nonrenewal may restrict our ability to exit unprofitable markets.

Insurance Guaranty Associations

Each state has insurance guaranty association laws. Membership in a state's insurance guaranty association is generally mandatory for insurers wishing to do business in the states. Under these laws, associations may assess their members for certain obligations that insolvent insurance companies have to their policyholders and claimants. Typically, states assess each solvent member in an amount related to that member's proportionate share of business written by all members within the state. Most state guaranty associations allow solvent insurers to recoup the assessments they are charged through future rate increases, surcharges or premium tax credits. However, there is no assurance that we will ultimately recover these assessments. We cannot predict the amount and timing of any future assessments or refunds under these laws.

Shared Market and Joint Underwriting Plans

State insurance regulations require insurers to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. These are mechanisms that generally provide applicants with various basic types of insurance coverage not otherwise available to them in voluntary markets. Such mechanisms are most commonly instituted for automobile and workers' compensation insurance, but many states also mandate participation in Fair Access to Insurance Requirements ("FAIR") Plans or Windstorm Plans, which provide basic property coverage. Participation is based upon the amount of a company's voluntary market share in a particular state for the classes of insurance involved. Policies written through these mechanisms may require different underwriting standards and pose greater risk than those written through our voluntary application process.

Statutory Accounting

For public reporting, insurance companies prepare financial statements in accordance with GAAP. However, state laws require us to calculate and report certain data according to statutory accounting rules as defined in the National Association of Insurance Commissioner's ("NAIC") Accounting Practices and Procedures Manual. While not a substitute for any GAAP measure of performance, statutory data frequently is used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies.

Insurance Reserves

State insurance laws require that insurance companies analyze the adequacy of their reserves annually. Our appointed actuaries must submit an opinion that our reserves are adequate for policy claims-paying obligations and related expenses.

Financial Solvency Ratios

The NAIC annually calculates 13 financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A "usual range" of results for each of these ratios is used by insurance regulators as a benchmark. Departure from the usual range on four or more of the ratios could lead to inquiries from individual state insurance departments as to certain aspects of a company's business. In addition to the financial ratios, states also require us to calculate a minimum capital requirement for each of our insurance companies based on individual company insurance risk factors. These "risk-based capital" results are used by state insurance regulators to identify companies that require regulatory attention or the initiation of regulatory action. At December 31, 2009, all of our insurance companies had capital well in excess of the required levels.

Federal Regulation

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives often have an impact. Some of the current and proposed federal measures that may significantly affect our business are discussed below.

Corporate Governance Reform

In response to the recent financial crisis, Congress has proposed several legislative initiatives designed to strengthen corporate governance at public companies. These proposals contain several provisions that, if adopted, would affect the operation of all public companies and would require, among other things: (i) an annual nonbinding stockholder vote on executive compensation; (ii) the establishment of a risk management committee of the board of directors, composed entirely of independent directors, tasked with the periodic review of a company's risk management policies; (iii) that the chairman of the board of directors be an independent director; (iv) that all members of the compensation committee be independent; and (v) that all members of the board of directors be elected annually by majority vote of the stockholders.

FINANCIAL STRENGTH RATING

Our financial strength, as measured by statutory accounting principles, is regularly reviewed by an independent rating agency that assigns a rating based upon criteria such as results of operations, capital resources and minimum policyholders' surplus requirements.

Our family of property and casualty insurers has received a group rating of "A" (Excellent) with a "stable" outlook from A.M. Best Company ("A.M. Best"). Within the group, all of our property and casualty insurers have an "A" (Excellent) rating, except one insurance subsidiary that is in a runoff status, which A.M. Best has designated as NR-3 (Rating Procedure Inapplicable). Our life insurance subsidiary has received an "A-" (Excellent) rating with a "stable" outlook from A.M. Best. According to A.M. Best, companies rated "A" and "A-" have "an excellent ability to meet their ongoing obligations to policyholders."

An insurer's financial strength rating is one of the primary factors evaluated by those in the market to purchase insurance. A poor rating indicates that there is an increased likelihood that the insurer could become insolvent and therefore not able to fulfill its obligations under the insurance policies it issues. This rating can also affect an insurer's level of premium writings, the lines of business it can write and, for insurers like us that are also public registrants, the market value of its securities.

ITEM 1A. RISK FACTORS

RISK FACTORS

We provide the following discussion of risks and uncertainties relevant to our business. These are factors that we believe could cause our actual results to differ materially from expected and historical results. We could also be adversely affected by other factors in addition to those listed here. We have set forth additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Relating to Our Business

- **The incidence, frequency and severity of catastrophe losses are unpredictable and may adversely affect the results of our operations, liquidity and financial condition.**

Our property and casualty insurance operations expose us to claims arising from catastrophic events affecting multiple policyholders, which can be caused by various natural and man-made disasters, including, but not limited to, hurricanes, tornadoes, windstorms, hailstorms, fires, explosions, earthquakes, tropical storms and terrorist acts. Property damage resulting from catastrophes is the greatest risk of loss we face in the ordinary course of our business. We have exposure for catastrophe losses under both our commercial insurance policies and our personal insurance policies. In addition, our automobile and inland marine business exposes us to losses arising from floods and other perils.

Longer-term weather trends may be changing and new types of catastrophe losses may be developing due to climate change, a phenomenon that has been associated with extreme weather events linked to rising temperatures, including effects on global weather patterns, greenhouse gases, sea, land and air temperature, sea levels, rain and snow. The emerging science regarding climate change and its connection to extreme weather events is far from conclusive. If a connection to increased extreme weather events related to climate change is ultimately proven true, this could increase the frequency and severity of catastrophe losses we experience in both coastal and non-coastal areas.

Because the occurrence and severity of catastrophes are inherently unpredictable and may vary significantly from year to year, historical results of operations may not be indicative of future results of operations. In addition, as with catastrophe losses generally, it can take a long time for us to determine our ultimate losses associated with a particular catastrophic event. As our claims experience for a particular catastrophe develops, we may be required to adjust our reserves to reflect our revised estimates of the total cost of claims. Catastrophes may also negatively affect our ability to write new business. Increases in the value and geographic concentration of insured property could impact claims severity for future catastrophic events. In addition, severity may be impacted after catastrophic events as the demand for resources such as building materials and labor to repair damaged structures may inflate costs, and the amount of salvage value received for damaged property may decline.

- **Our reserves for property and casualty insurance losses and costs related to settlement of property and casualty losses and our life reserves for future policy benefits may be inadequate, which would have an unfavorable impact on our financial results.**

Our reserves for claims and future policy benefits may prove to be inadequate, which may result in future charges to earnings and/or a downgrade of our financial strength rating or the financial strength ratings of our insurance company subsidiaries.

We establish property and casualty loss reserves based on assumptions and estimates of damages and liabilities incurred. On a quarterly basis, Regnier Consulting Group, Inc., the independent actuary for our property and casualty segment, estimates property and casualty product reserves based on many assumptions to validate the reasonableness of our claims reserves.

Our property and casualty loss reserves are only estimates; we determine the amount of these loss reserves based on our best estimate and judgment of the losses and costs we will incur on existing insurance policies. Because of the uncertainties that surround estimating loss reserves, we cannot precisely determine the ultimate amounts of benefits and claims that we will pay or the timing of payment of benefits and claims. For a detailed discussion of our reserving process and the factors we consider in estimating reserves, refer to the Critical Accounting Estimates section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Actual losses and loss settlement expenses paid might exceed our reserves. If our loss reserves are insufficient, or if we believe our loss reserves are insufficient to cover our actual loss and loss settlement expenses, we will have to increase our loss reserves and incur charges to our earnings, which could indicate that premium levels were insufficient. These charges may be material.

Griffith, Ballard & Company, the independent actuary for our life insurance segment, calculates life product reserves based on our assumptions, including estimated premiums we will receive over the assumed life of the policy, the timing of the event covered by the insurance policy and the amount of benefits or claims to be paid. As such, deviations from one or more of these assumptions could result in a material adverse impact on our Consolidated Financial Statements.

- **The cyclical nature of the property and casualty insurance business may affect our financial performance.**

The financial results of companies in the property and casualty insurance industry historically have been cyclical in nature, characterized by periods of severe price competition and excess underwriting capacity (commonly referred to as "soft" markets), followed by periods of high premium rates and shortages of underwriting capacity (commonly referred to as "hard" markets). We expect these cycles to continue. Premium rates for property and casualty insurance are influenced by factors that are outside of our control, including market and competitive conditions and regulatory issues. Soft market conditions could require us to reduce premiums, limit premium increases, or discontinue offering one or more of our insurance products in one or more states, resulting in a reduction in our premiums written and in our profit margins and revenues. The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. Fluctuations in demand and competition could produce underwriting results that would have a negative impact on the results of our operations and financial condition.

- **We are subject to interest rate fluctuations and declines in the value of investments held in our investment portfolio due to various market factors that could negatively affect our profitability.**

We are subject to the negative effects of interest rate fluctuations and to declines in the value of our investment portfolio due to changes in market valuations and changes in credit quality related to individual investments. Some of our interest-sensitive products, principally our fixed annuities, expose us to the risk that changes in interest rates will reduce our "spread," which is the difference between the rates we are required to pay under these contracts and the rate of return we are able to earn on our investments intended to support our obligations under these contracts.

During periods when the interest rates paid on interest-sensitive insurance products are rising, we may not be able to reinvest our invested assets to achieve the higher rate of return necessary to compensate for the higher interest rates we must pay to keep these products competitive in the marketplace. Consequently, we may have to accept a lower spread and therefore lower profitability, or face a decline in sales of these products and a loss of related assets.

During periods of declining interest rates, we may be unable to achieve similar rates of return on our reinvested or maturing assets. Moreover, this risk may be exacerbated by borrowers prepaying fixed income securities, commercial mortgages, and mortgage-backed securities held in our investment portfolio in order to refinance at lower rates. Because we are only entitled to reset the interest rates on our annuities at limited, pre-established intervals, and because many of our annuity contracts have guaranteed interest rates, the profitability of these products could decrease or even become negative.

Due to the reinvestment risk described above, a decline in market interest rates available on investments could also reduce our return from investments of capital that do not support particular policy obligations, which could also have a material adverse effect on our results of operations. The adverse effect on us from fluctuations in interest rates may be exacerbated because we currently maintain, and intend to continue to maintain, a large portion (92.7 percent at December 31, 2009) of our investment portfolio in fixed income securities, particularly corporate bonds, including our portfolio of trading securities. The fair value of these investments generally increases or decreases in an inverse relationship with changes in interest rates. We classify the majority (99.0 percent, at December 31, 2009) of our fixed income securities as available-for-sale, including our portfolio of trading securities. We report the value of those investments at their current fair value. Accordingly, fluctuations in interest rates may result in fluctuations in the valuation of our fixed income investments, which would affect our stockholders' equity.

Fluctuations in interest rates may cause increased surrenders and withdrawals from our life insurance and annuity products. In periods of rising interest rates, surrenders and withdrawals of life insurance policies and annuity contracts, along with policy loans, may increase as policyholders seek to buy products with perceived higher returns. These surrenders and withdrawals may also require us to accelerate the amortization of deferred policy acquisition costs ("DAC"), which would increase our expenses in the current period.

The fair value of securities in our investment portfolio may also fluctuate depending on general economic and market conditions or events relating to a particular issuer of securities. Changes in the fair value of securities in our investment portfolio could result in realized or unrealized investment losses, thereby affecting our stockholders' equity.

We are exposed to the chance that issuers of bonds that we hold will not be able to pay principal or interest when it is due. Defaults and other impairments may cause write-downs in the value of the bonds we hold. Pervasive deterioration in the credit quality of issuers, changes in interest rate levels and changes in interest rate spreads between types of investments could significantly affect the value of our invested assets and our earnings.

- **Financial disruption or a prolonged economic downturn may materially and adversely affect our business operations.**

Worldwide financial markets have recently experienced extraordinary disruption and volatility, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. Moreover, many companies are experiencing reduced liquidity and uncertainty as to their ability to raise capital. In the event that these conditions persist or result in a prolonged economic downturn, our results of operations, financial position and/or liquidity could be materially and adversely affected. In addition, as a result of recent financial events, we may face increased regulation. Many of the other risk factors discussed in this section identify risks that result from, or are exacerbated by, financial economic downturn. These include risks related to our investment portfolio, reinsurance arrangements, other credit exposures, emerging claims and coverage issues, the competitive environment, regulatory developments and the impact of rating agency actions.

- **The effects of emerging claim and coverage issues and class action litigation on our business are uncertain.**

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number and/or size of claims. Examples of these issues include:

- Judicial expansion of policy coverage and the impact of new theories of liability.
- An increase of plaintiffs targeting property and casualty insurers, including us, in purported class action litigation regarding claims handling and other practices.
- An increase in the variety, number and size of claims relating to liability losses, which often present complex coverage and damage valuation questions.
- Adverse changes in loss cost trends, including inflationary pressure in medical cost and auto and home repair costs.

In addition, we have been the target of a number of class action lawsuits arising from Hurricane Katrina relating to allegations of improper claims settlement practices, misrepresentations in the scope of coverage and other matters. It is difficult to predict both the ultimate outcome of these lawsuits, and the impact, if any, they will have on our business and financial condition. However, rulings adverse to us in pending litigation arising from Hurricane Katrina could have a material adverse effect on our financial position, as well as on our results of operations.

- **We are exposed to credit risk in certain areas of our operations.**

In addition to exposure to credit risk related to our investment portfolio and reinsurance recovery, we are exposed to credit risk in several other areas of our business operations, including credit risk relating to policyholders, independent agents and brokers.

In accordance with industry practice, when policyholders purchase insurance policies from us through independent agents and brokers, the premiums relating to those policies are often paid to the agents and brokers for payment to us. In most jurisdictions, the premiums will be deemed to have been paid to us whether or not actually received by us. Consequently, we assume a degree of credit risk associated with the amounts due from independent agents and brokers.

We are exposed to credit risk through our surety insurance operations, where we guarantee to a third party that our bonded principal will satisfy certain performance obligations (e.g., a construction contract) or certain financial obligations. If our policyholder defaults, we may suffer losses and be unable to be reimbursed by our policyholder.

To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk during a period of economic downturn. While we attempt to manage these risks through underwriting and investment guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, collateral obtained may subsequently have little or no value. As a result, our exposure to credit risk could materially and adversely affect our results of operation and financial condition.

- **We are subject to comprehensive laws and regulations that pose particular risks to our ability to earn profits.**

We are subject to extensive supervision and regulation by the states in which we operate. Our ability to comply with these laws and regulations and obtain necessary and timely regulatory action is, and will continue to be, critical to our success and ability to earn profits.

Examples of regulations that pose particular risks to our ability to earn profits include the following:

- *Required licensing.* We, and our insurance company subsidiaries, operate under licenses issued by various state insurance agencies. If a regulatory authority were to revoke an existing license or deny or delay granting a new license, our ability to continue to sell insurance or to enter or offer new insurance products in that market would be substantially impaired.

- *Regulation of insurance rates and approval of policy forms.* The insurance laws of most states in which we operate require insurance companies to file insurance premium rate schedules and policy forms for review and approval. When our loss ratio compares favorably to that of the industry, state regulatory authorities may resist or delay our efforts to raise premium rates in the future, even if the property and casualty industry generally is not experiencing regulatory resistance to premium rate increases. If premium rate increases we deem necessary are not approved, we may not be able to respond to market developments and increased costs in that state. State regulatory authorities may even impose premium rate rollbacks or require us to pay premium refunds to policyholders, affecting our profitability. If insurance policy forms we seek to use are not approved by a state insurance agency, our ability to offer new products and grow our business in that state could be substantially impaired.

- *Restrictions on cancellation, nonrenewal or withdrawal.* Many states have laws and regulations restricting an insurance company's ability to cease or significantly reduce its sales of certain types of insurance in that state, except pursuant to a plan that is approved by the state insurance department. These laws and regulations could limit our ability to exit or reduce our business in unprofitable markets or discontinue unprofitable products. For example, the State of Louisiana has a law prohibiting the nonrenewal of homeowners policies written for longer than three years except under certain circumstances, such as for nonpayment of premium or fraud committed by the insured.

- *Risk-based capital and capital adequacy requirements.* We, and our insurance company subsidiaries and affiliate, are subject to risk-based capital requirements ("RBC requirements") that require us to report our results of risk-based capital calculations to state insurance departments and the NAIC. Any failure to meet applicable RBC requirements or minimum statutory capital requirements could subject us or our subsidiaries and affiliate to further examination or corrective action by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

- *Transactions between insurance companies and their affiliates.* Transactions between us, our subsidiary insurance companies and our affiliate generally must be disclosed to, and in some cases approved by, state insurance agencies. State insurance agencies may refuse to approve or delay their approval of a transaction, which may impact our ability to innovate or operate efficiently.

- *Required participation in guaranty funds and assigned risk pools.* Certain states have enacted laws that require a property and casualty insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities, and joint underwriting associations where participating insurers are required to provide coverage for assigned risks. The number of risks assigned to us by these plans is based on our share of total written premium in the voluntary insurance market for that state. Pricing is controlled by the plan, often restricting our ability to charge the premium rate we might otherwise charge. Wherever possible, we utilize a designated servicing carrier to fulfill our obligations under these plans. Designated servicing carriers charge us fee to issue policies, adjust and settle claims and handle administrative reporting on our behalf. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired premium rates, possibly leading to an unacceptable return on equity. While these facilities are generally designed so that the ultimate cost is borne by policyholders, the exposure to assessments and our ability to recoup these assessments through adequate premium rate increases may not offset each other in our financial statements. Moreover, even if they do offset each other, they may not offset each other in our financial statements for the same fiscal period, due to the ultimate timing of the assessments and recoupments or premium rate increases. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These state funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

- *Restrictions on the amount, type, nature, quality and concentration of investments.* The various states in which we operate have certain restrictions on the amount, type, nature, quality and concentration of our investments. Generally speaking, these regulations require us to be conservative in the nature and quality of our investments and restrict our ability to invest in riskier, but often higher yield investments. These restrictions may make it more difficult for us to obtain our desired investment results.
- *State and federal tax laws.* Under current federal and state income tax law, our life insurance and annuity products receive favorable tax treatment. This favorable treatment may give these products a competitive advantage over other noninsurance products. Congress, from time to time, considers legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance and annuities. Congress also considers proposals to reduce the taxation of certain products or investments that may compete with life insurance and annuities. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of our products, making them less competitive. Such proposals, if adopted, could have a material adverse effect on our financial position or ability to sell such products and could result in the surrender of some existing contracts and policies.
- *Periodic financial and market conduct examinations.* We are subject to periodic financial and market conduct examinations by the insurance departments in the various states in which we operate. Generally, it is only those states in which we have a company incorporated that perform such examinations. Occasionally, however, we are examined by states in which we do not have a company incorporated. The costs of these examinations are borne by us and in any given year may contribute to our administrative expenses.
- *Terrorism Risk Insurance.* The Terrorism Risk Insurance Act of 2002 and its successor, the Terrorism Risk Insurance Extension Act of 2005 (collectively, the "Terrorism Acts") require the federal government and the insurance industry to share in insured losses up to $100 billion per year resulting from future terrorist attacks within the United States. For further information about the Terrorism Acts, and their effect on our operations, refer to the information in the Results of Operations section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Compliance with these state laws and regulations requires us to incur administrative costs that decrease our profits. These laws and regulations may also prevent or limit our ability to underwrite and price risks accurately, obtain timely premium rate increases necessary to cover increased costs, discontinue unprofitable relationships or exit unprofitable markets and otherwise continue to operate our business profitably. In addition, our failure to comply with these laws and regulations could result in actions by state or federal regulators, including the imposition of fines and penalties or, in an extreme case, revocation of our ability to do business in one or more states. Finally, we could face individual, group and class action lawsuits by our policyholders and others for alleged violations of certain state laws and regulations. Each of these regulatory risks could have a negative effect on our profitability.

- **Unauthorized data access and other security breaches could have an adverse impact on our business and reputation.**

Security breaches and other improper accessing of data in our facilities, networks or databases, or those of our vendors, could result in loss or theft of data and information or systems' interruptions that may expose us to liability and have an adverse impact on our business. Moreover, any compromise of the security of our data could harm our reputation and business. There can be no assurances that we will be able to implement security measures adequate to prevent every security breach.

- **A reduction in our financial strength ratings could adversely affect our business and financial condition.**

Third-party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based on criteria established by the agencies. Our property and casualty insurers have been assigned a financial strength rating of "A" (Excellent) from A.M. Best since 1994 (except for one insurance subsidiary that is in a runoff status, which A.M. Best has designated as NR-3 (Rating Procedure Inapplicable)). Our life insurance subsidiary has been assigned a financial strength rating of "A-" (Excellent) from A.M. Best since 1998. Our property and casualty companies are rated on a group basis. Financial strength ratings are used by policyholders, insurers, reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength of insurers and reinsurers. These ratings are not evaluations directed to potential purchasers of our common stock and are not recommendations to buy, sell or hold our common stock. These ratings are subject to change at any time and could be revised downward or revoked at the sole discretion of the rating agency. Downgrades in our financial strength ratings could adversely affect our ability to access the capital markets or could lead to increased borrowing costs in the future. Perceptions of our company by investors, producers, other businesses and consumers could also be significantly impaired.

We believe that the ratings assigned by A.M. Best are an important factor in marketing our products. Our ability to retain our existing business and to attract new business in our insurance operations depends largely on our ratings by this agency. Our failure to maintain our ratings, or any other adverse development with respect to our ratings, could cause our current and future independent agents and policyholders to choose to transact their business with more highly rated competitors. If A.M. Best downgrades our ratings or publicly indicates that our ratings are under review, it is likely that we will not be able to compete as effectively with our competitors and our ability to sell insurance policies could decline. If that happens, our premium revenue and earnings would decrease. For example, many of our agencies and policyholders have guidelines that require us to have an A.M. Best financial strength rating of "A-" or higher. A reduction of our A.M. Best ratings below "A-" would prevent us from issuing policies to a majority of our current policyholders or other potential policyholders with similar ratings requirements. In addition, a ratings downgrade for our property and casualty insurers by A.M. Best below "A" would constitute an event of default under our credit facility.

- **Market conditions may affect our access to and the cost of reinsurance and our reinsurers may not pay losses in a timely manner, or at all.**

As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of the risk that we and our insurance company subsidiaries and affiliate underwrite. The availability and cost of reinsurance is subject to market conditions that are beyond our control. The availability and cost of the reinsurance we purchase may affect the level of our business and profitability. Although we purposely work with several reinsurance intermediaries and reinsurers, we may be unable to maintain our current reinsurance facilities or obtain other reinsurance facilities in adequate amounts and at favorable premium rates. Moreover, there may be a situation in which we have more than two catastrophic events within one policy year. Because our current catastrophe reinsurance program only allows for one automatic reinstatement at an additional reinstatement premium, we would be required to obtain a new catastrophe reinsurance policy to maintain our current level of catastrophe reinsurance coverage. Such coverage may be difficult to obtain, particularly if it is necessary to do so during hurricane season following the second catastrophe. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposure to risk will increase or, if we are unwilling to bear an increase in net risk exposures, we will have to reduce the amount of risk we underwrite.

Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. Our ability to collect reinsurance recoverables may be subject to uncertainty. Our losses must meet the qualifying conditions of the reinsurance contract. Reinsurers must also have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Particularly, following a major catastrophic event, our inability to collect a material recovery from a reinsurer on a timely basis, or at all, could have a material adverse effect on our liquidity, operating results and financial condition.

- **Our geographic concentration in both our property and casualty insurance and life insurance segments ties our performance to the business, economic and regulatory conditions of certain states.**

The following states provided 56.5 percent of the direct premium volume for the property and casualty insurance segment in 2009: Texas (15.4 percent), Iowa (15.3 percent), Louisiana (9.2 percent), Missouri (9.1 percent) and Colorado (7.5 percent). The following states provided 74.0 percent of the direct statutory premium volume for the life insurance segment in 2009: Iowa (36.8 percent), Nebraska (12.9 percent), Minnesota (9.0 percent), Wisconsin (8.4 percent) and Illinois (6.9 percent). Our revenues and profitability are subject to the prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in the principal states in which we do business. Changes in any of these conditions could make it less attractive for us to do business in such states and would have a more pronounced effect on us compared to companies that are more geographically diversified. In addition, our exposure to severe losses from localized natural perils, such as hurricanes or hailstorms, is increased in those areas where we have written a significant amount of property insurance policies.

- **We face significant competitive pressures in our business that could cause demand for our products to fall and reduce our revenue and profitability.**

The insurance industry is highly competitive. In our property and casualty insurance business and in our life insurance business, we compete, and will continue to compete, with many major U.S. and non-U.S. insurers and smaller regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies, and diversified financial services companies. Some of our competitors have far greater financial and marketing resources than we do. Our premium revenue and our profitability could decline if we lose business to competitors offering similar or better products at or below our prices. Our profitability could also be affected by the entry of new competitors into the market and the development of new products by new and existing competitors.

We price our insurance products based on estimated profit margins, and we would not be able to significantly reduce our current estimated profit margins in the near future. Some of our competitors may be larger and have more capital than we do, and may be able to withstand significant reductions in their profit margins. If our competitors decide to target our policyholder base by offering lower-priced insurance, we may not be able to respond competitively, which could reduce our revenue and our profitability.

- **Our business depends on the uninterrupted operations of our facilities, systems and business functions.**

Our business depends on our employees' ability to perform necessary business functions, such as processing new and renewal policies and claims. We increasingly rely on technology and systems to accomplish these business functions in an efficient and uninterrupted fashion. Our inability to access our facilities or a failure of technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis or affect the accuracy of transactions. If sustained or repeated, such a business interruption or system failure could result in a deterioration of our ability to write and process new and renewal business, serve our agents and policyholders, pay claims in a timely manner, collect receivables or perform other necessary business functions.

The continued threat of terrorism, both within the U. S. and abroad, and ongoing military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and losses from declines in the equity markets and from interest rate changes in the U. S., Europe and elsewhere, and result in loss of life, property damage, disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and reduced economic activity caused by the continued threat of terrorism. We seek to mitigate the potential impact of terrorism on our commercial mortgage portfolio by limiting geographical concentrations in key metropolitan areas and by requiring terrorism insurance to the extent that it is commercially available.

In the event that a natural disaster or a terrorist act occurs, our company and employees could be directly adversely affected, depending on the nature of the event. We have an emergency preparedness plan that consists of the information and procedures required to enable rapid recovery from an occurrence, such as natural disaster or business disruption, which could potentially disable us for an extended period of time. This plan was tested during 2008, both by the Midwest flooding that affected our corporate headquarters in Cedar Rapids, Iowa, and by Hurricane Ike that affected our Gulf Coast regional office in Galveston, Texas.

Risks Relating to our Common Stock

- **As an insurance company, our ability to pay dividends is restricted by state law.**

We are an insurance company domiciled in the State of Iowa and, as a result, we are subject to Iowa insurance laws restricting our ability to pay dividends to our stockholders, including laws establishing minimum solvency and liquidity standards and laws that prohibit us from paying dividends except from the earned profits arising from our business. Our ability to pay dividends also depends upon the statutory capital and surplus levels and earnings of our subsidiary insurance companies and the ability of our subsidiary insurance companies to pay dividends to us. Payments of dividends by our subsidiary insurance companies are restricted by state insurance laws similar to those laws that restrict our payment of dividends. As a result of these restrictions, at times we may not be able to pay dividends on our common stock, or we may be required to seek prior approval from the applicable regulatory authority before we can pay any such dividends. In addition, the payment of dividends by us is within the discretion of our Board of Directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our Board of Directors considers relevant.

- **The price of our common stock may be volatile.**

The trading price of our common stock may fluctuate substantially due to a variety of factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could be significant and could cause a loss in the amount invested in our shares of common stock. Factors that could cause fluctuations include, but are not limited to, the following:

  - Variations in our actual or anticipated operating results or changes in the expectations of financial market analysts with respect to our results.
  - Investor perceptions of the insurance industry in general and our company in particular.
  - Market conditions in the insurance industry and any significant volatility in the market.
  - Major catastrophic events.
  - Departure of our key personnel.

- **Certain provisions of our organizational documents, as well as applicable insurance laws, could impede an attempt to replace or remove our management, prevent the sale of our company or prevent or frustrate any attempt by stockholders to change the direction of our company, each of which could diminish the value of our common stock.**

Our articles of incorporation and bylaws, as well as applicable laws governing corporations and insurance companies, contain provisions that could impede an attempt to replace or remove our management or prevent the sale of our company that, in either case, stockholders might consider being in their best interests. For example:

  - Our Board of Directors is divided into three classes. At any annual meeting of our stockholders, our stockholders have the right to appoint approximately one-third of the directors on our Board of Directors. Consequently, it will take at least two annual stockholder meetings to effect a change in control of our Board of Directors.
  - Our articles of incorporation limit the rights of stockholders to call special stockholder meetings.

- Our articles of incorporation set the minimum number of directors constituting the entire Board of Directors at nine and the maximum at 15, and they require approval of holders of two-thirds of all outstanding shares to amend these provisions.
- Our articles of incorporation require the affirmative vote of two-thirds of all outstanding shares to approve any plan of merger, consolidation, or sale or exchange of all, or substantially all, of our assets.
- Our Board of Directors may fill vacancies on the Board of Directors.
- Our Board of Directors has the authority, without further approval of our stockholders, to issue shares of preferred stock having such rights, preferences and privileges as the Board of Directors may determine.
- Section 490.1110 of the Iowa Business Corporation Act imposes restrictions on mergers and other business combinations between us and any holder of 10.0 percent or more of our common stock.
- Section 490.624A of the Iowa Business Corporation Act authorizes the terms and conditions of stock rights or options issued by us to include restrictions or conditions that preclude or limit the exercise, transfer, or receipt of such rights or options by a person, or group of persons, owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation.

Further, the insurance laws of Iowa and the states in which our subsidiary insurance companies are domiciled prohibit any person from acquiring direct or indirect control of us or our insurance company subsidiaries, generally defined as owning or having the power to vote 10.0 percent or more of our outstanding voting stock, without the prior written approval of state regulators.

These provisions of our articles of incorporation and bylaws, and these state laws governing corporations and insurance companies, may discourage potential acquisition proposals. These provisions and state laws may also delay, deter or prevent a change of control of our company, in particular through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or our company's management may be unsuccessful, and the existence of such provisions may adversely affect market prices for our common stock if they are viewed as discouraging takeover attempts.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own three buildings: a five-story office building, a two-story office building and an eight-story office building in which a portion of the first floor (approximately 5.7 percent of the building's square footage) is leased to tenants, and related parking facilities in Cedar Rapids, Iowa, that we use as our corporate headquarters. All three buildings are connected by a skywalk system. The first floors and basements of our three owned buildings in Cedar Rapids, Iowa underwent extensive reconstruction due to flooding that occurred in June 2008. We completed renovation of these buildings during 2009.

In November 2009, we completed the construction of a 250-space parking ramp, which is located adjacent to our corporate headquarters, for use by the company. The parking ramp replaced a paved parking lot of which we own approximately 70 percent of the land, while the remaining portion of the land will continue to be leased from the owner.

Our regional locations in Westminster, Colorado, and Galveston, Texas, and our claims office in Metairie, Louisiana, conduct operations in leased office space. While our employees were displaced from our Galveston, Texas office due to Hurricane Ike, which occurred in September 2008, we temporarily leased office space in a suburb of Houston, Texas for our Gulf Coast Regional Office to conduct business. This lease expired on September 30, 2009.

The following table shows a brief description of our owned and leased office space. We believe our current facilities are adequate to meet our needs with additional space available for future expansion, if necessary, at each of our leased and owned facilities.

Location	Utilized by	Owned or Leased	Lease Expiration Date
Corporate Headquarters –			
Cedar Rapids, Iowa (118 Second Avenue SE)	Corporate Administration, Property and Casualty Segment	Owned	N/A
Cedar Rapids, Iowa (119 Second Avenue SE)	Corporate Administration, Life Insurance Segment	Owned	N/A
Cedar Rapids, Iowa (109 Second Street SE)	Property and Casualty Segment	Owned	N/A
Denver Regional Office – Westminster, Colorado	Property and Casualty Segment	Leased	June 30, 2015
Gulf Coast Regional Office – Galveston, Texas	Property and Casualty Segment	Leased	November 30, 2014
Gulf Coast Regional Office – Temporary office in a suburb of Houston, Texas	Property and Casualty Segment	Leased	September 30, 2009
New Orleans Claims Office – Metairie, Louisiana	Property and Casualty Segment	Leased	September 30, 2012

ITEM 3. LEGAL PROCEEDINGS

Incorporated by reference from Note 1, "Significant Accounting Policies" under the heading "Contingent Liabilities" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the stockholders during the fourth quarter of 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Holders

United Fire's common stock is traded on The NASDAQ Stock Market LLC ("NASDAQ") under the symbol "UFCS." On February 1, 2010, there were 894 holders of record of United Fire common stock. The number of record holders does not reflect stockholders who beneficially own common stock in nominee or street name, but does include participants in our employee stock ownership plan.

See "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management" and "Securities Authorized for Issuance under Equity Compensation Plans," in Part III, Item 12 of this Form 10-K, which incorporates by reference our definitive Proxy Statement for our annual meeting of stockholders to be held on May 19, 2010. The Proxy Statement will be filed with the SEC within 120 days after the end of our fiscal year (the "2010 Proxy Statement") and is incorporated herein by reference.

Dividends

Our practice has been to pay quarterly cash dividends, which we have paid every quarter since March 1968. The table in the following section shows the quarterly cash dividends declared in 2009 and 2008. Payments of any future dividends and the amounts of such dividends, however, will depend upon factors such as net income, financial condition, capital requirements, and general business conditions.

State law permits the payment of dividends only from statutory accumulated earned profits arising from business operations. Furthermore, under Iowa law we may pay dividends only if after giving effect to the payment we are either able to pay our debts as they become due in the normal course of business or our total assets would be equal to or more than the sum of our total liabilities. Our subsidiaries are also subject to similar state law restrictions on dividends. Additional information about these restrictions is incorporated by reference from Note 7, "Statutory Reporting, Capital Requirements and Dividends and Retained Earnings Restrictions" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

Market Information

The following table sets forth the high and low trading price for our common stock for the calendar periods indicated. These quotations reflect interdealer prices without retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

	Share Price		Cash Dividends
	High	Low	Declared
2009			
Quarter Ended:			
March 31	**$ 31.31**	**$ 15.72**	**$ 0.15**
June 30	**24.75**	**16.47**	**0.15**
September 30	**21.66**	**16.39**	**0.15**
December 31	**21.30**	**16.50**	**0.15**
2008			
Quarter Ended:			
March 31	$ 39.27	$ 27.86	$ 0.15
June 30	39.19	26.93	0.15
September 30	36.07	25.25	0.15
December 31	31.60	13.09	0.15

Issuer Purchases of Equity Securities

Under our share repurchase program, first announced in August 2007, we may purchase common stock from time to time on the open market or through privately negotiated transactions. The amount and timing of any purchases will be at our discretion and will depend upon a number of factors, including the share price, economic and general market conditions, and corporate and regulatory requirements. We will generally consider repurchasing company stock on the open market if (i) the trading price on NASDAQ drops below 130 percent of its book value, (ii) sufficient excess capital is available to purchase the stock, and (iii) we are optimistic about future market trends and the performance of our company. Our share repurchase program may be modified or discontinued at any time. At its meeting in August 2009, the board of directors extended our share repurchase program for an additional two years. It is currently set to expire in August 2011.

The following table provides information with respect to purchases of shares of common stock made by or on our behalf or by any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, during the three-month period ended December 31, 2009.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as a Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may be Purchased Under the Plans or Programs
10/1/09-10/31/09	-	$ -	-	575,575
11/1/09-11/30/09	59,421	16.88	59,421	516,154
12/1/09-12/31/09	-	-	-	516,154

United Fire & Casualty Company Common Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock for the last five fiscal years with the cumulative total return of the Russell 2000 Index, the SNL Insurance Company Index and the SNL Property & Casualty Insurance Index, assuming an investment of $100 in each of the above at their closing prices on December 31, 2004, and reinvestment of dividends.


Total Return Performance
Index Value
160
140
120
100
80
60
40
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
United Fire & Casualty Company
Russell 2000
SNL Insurance P&C
SNL Insurance

The following table shows the data used in the Total Return Performance graph above.

	Period Ending					
Index	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	**12/31/09**
United Fire & Casualty Company	$ 100.00	$ 121.48	$ 107.53	$ 90.14	$ 98.24	**$ 59.58**
Russell 2000	100.00	104.55	123.76	121.82	80.66	**102.58**
SNL Insurance P&C	100.00	109.31	127.42	137.59	106.50	**115.13**
SNL Insurance	100.00	116.98	128.56	129.37	69.07	**79.18**

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data from our Consolidated Financial Statements. We derived the financial data from the Consolidated Financial Statements of United Fire and its subsidiaries and affiliate. The data should be read in conjunction with Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 8 "Financial Statements and Supplementary Data."

(In Thousands, Except Per Share Data)					
Years Ended December 31	**2009**	2008	2007	2006	2005
Consolidated Balance Sheet Data:					
Total cash and investments	**$ 2,542,693**	$ 2,205,355	$ 2,399,141	$ 2,388,387	$ 2,254,421
Total assets	**2,902,544**	2,687,130	2,760,554	2,776,067	2,721,924
Future policy benefits and losses, claims and loss settlement expenses					
Property and casualty insurance [1]	**606,045**	586,109	496,083	518,886	620,100
Life insurance	**1,321,600**	1,167,665	1,184,977	1,233,342	1,285,635
Unearned premiums	**206,010**	216,966	224,530	231,377	222,267
Total liabilities	**2,229,809**	2,045,389	2,009,057	2,095,259	2,221,712
Net unrealized gains, after tax [2]	**82,491**	25,543	85,579	93,519	86,440
Repurchase of United Fire common stock	**1,545**	14,817	16,078	-	-
Total stockholders' equity [3]	**672,735**	641,741	751,497	680,808	500,212
Book value per share	**25.35**	24.10	27.63	24.62	21.20
Consolidated Income Statement Data:					
Revenues					
Net premiums written [4]	**467,427**	496,897	501,849	509,669	487,627
Net premiums earned	**478,498**	503,375	505,763	503,122	495,516
Investment income, net of investment expenses [5]	**106,075**	107,577	122,439	121,981	118,847
Realized investment gains (losses) [6]	**(13,179)**	(10,383)	9,670	9,965	4,540
Other income	**799**	880	654	532	702
Consolidated revenues	**572,193**	601,449	638,526	635,600	619,605
Losses and loss settlement expenses [7]	**382,494**	406,640	260,714	292,789	392,228
Amortization of deferred policy acquistion costs	**114,893**	129,158	136,805	126,898	115,473
Other underwriting expenses [8]	**39,298**	28,252	22,918	21,525	32,955
Net income (loss) [9]	**(10,441)**	(13,064)	111,392	88,085	9,044
Property and Casualty Insurance Segment Data:					
Net premiums written [4]	**424,827**	459,571	470,402	476,402	453,683
Net premiums earned	**435,677**	465,581	473,134	467,031	456,147
Net income (loss)	**(17,677)**	(15,156)	98,225	73,970	(4,598)
Combined ratio [4]	**115.2%**	113.9%	81.3%	87.9%	111.3%

Life Insurance Segment Data:					
Net premiums earned	**42,821**	37,794	32,629	36,091	39,369
Net income	**7,236**	2,092	13,167	14,115	13,642
Earnings Per Share Data:					
Preferred stock dividends and accretions	**-**	-	-	-	4,106
Basic earnings (loss) per common share [(10)]	**(0.39)**	(0.48)	4.04	3.37	0.22
Diluted earnings (loss) per common share	**(0.39)**	(0.48)	4.03	3.36	0.22
Other Supplemental Data:					
Cash dividends declared per common share	**0.60**	0.60	0.555	0.495	0.48

(1) Property and casualty reserves may be affected by both internal and external events, such as changes in claims handling procedures, judicial or legislative actions, inflation, and catastrophes. The fluctuations in our reserves over the past five years primarily relate to the hurricanes (Katrina, Rita, Ike and Gustav) we experienced in 2005 and 2008, and the litigation that has resulted from Hurricane Katrina. For further discussion of Hurricane Katrina, refer to our "Results of Operations" contained in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1, "Significant Accounting Policies" under the heading "Contingent Liabilities" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

(2) Net unrealized gains, after tax were impacted in 2008 due to the volatility in the financial markets. The severe downturn in the financial markets resulted in a significant decrease to our net unrealized appreciation in 2008, while in 2009 our unrealized appreciation returned to levels similar to prior years. It is widely believed that the economic downturn we faced in recent years appears to be over, however the economic indicators illustrate that the recovery will be a long, slow process.

(3) In recent years our stockholders' equity has fluctuated due to the impact the economic conditions and financial market volatility have had on our net unrealized gains, underwriting loss and net investment income, which are components of our net income (loss). Additionally, we recognized in equity, for 2006 through 2009, the net change in the underfunded status of our employee benefit plans.

(4) Please refer to the Statutory Financial Measures section of Part II, Item 7 for further explanation of this measure.

(5) The decline in 2009 and 2008 was due to lower market interest rates earned on our investment portfolio, which affected our short-term investments and cash and cash equivalents; agency bonds that were called during 2009, the proceeds of which we reinvested at a lower interest rate than was previously available in prior years; the reduction or discontinuation of dividend payments by some of our equity securities that previously had paid regular dividends; and the changes in the value of certain investments in limited liability partnerships.

(6) Realized investment gains and losses are fundamental to our results of operations over the long term, and the occurrence and timing of realized gains and losses may cause our earnings to fluctuate substantially. GAAP requires us to recognize gains and losses from certain changes in fair values of securities without the actual sale of those securities. The realized investment losses in 2009 and 2008 were primarily due to pre-tax other-than-temporary investment ("OTTI") charges incurred on our fixed maturity securities and equity securities. We recorded OTTI charges of $18.3 million in 2009 and $9.9 million in 2008. The OTTI charges that occurred in 2009 and 2008 represent 0.8 percent and 0.5 percent of our investment portfolio, respectively.

(7) Loss and loss settlement expenses include reserve changes that may occur for both the property and casualty segment and the life insurance segment. The fluctuations in this line are primarily caused by the property and casualty segment.

(8) Two factors caused most of the fluctuation in other underwriting expenses: the level of deferrable underwriting expenses, which correlates to our level of written premiums, and changes in the expense for our employee benefit plans.

(9) Our net losses in 2009 and 2008 were due to lower revenues from premiums earned, a decrease in net investment income, realized losses, higher expenses from losses, and other underwriting expenses. Our lower level of income in 2005 was primarily due to the level of losses experienced due to Hurricane Katrina. For further discussion of net income (loss) refer to our "Results of Operations" contained in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) Our basic earnings (loss) per common share is calculated by dividing our net income (loss) by weighted average common shares outstanding at the end of the period.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Among the factors that could cause our actual outcomes and results to differ are:

- The adequacy of our loss and loss settlement reserves established for Hurricane Katrina, which are based on management estimates.
- The resolution of regulatory issues and litigation pertaining to and arising out of Hurricane Katrina.
- The frequency and severity of claims, including those related to catastrophe losses, and the impact those claims have on our loss reserve adequacy.
- Developments in the domestic and global financial markets that could affect our investment portfolio and financing plans.
- The valuation of invested assets.
- The calculation and recovery of deferred policy acquisition costs ("DAC").
- The valuation of pension and other postretirement benefit obligations.
- The absolute and relative performance of our products or services.
- Our relationship with our agents.
- Our relationship with our reinsurers.
- The financial strength rating of our reinsurers.
- The increased costs and risk associated with the security of our data.
- Changes in industry trends and significant industry developments.
- Additional government and NASDAQ policies or regulations relating to corporate governance, and the cost to comply.

These are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I, Item 1A "Risk Factors" of this document.

INTRODUCTION

The purpose of Management's Discussion and Analysis is to provide an understanding of our results of operations and consolidated financial position. Our Management's Discussion and Analysis should be read in conjunction with Part II, Item 6, "Selected Financial Data" and Part II, Item 8, "Financial Statements and Supplementary Data."

We begin Management's Discussion and Analysis with an overview of our company and our financial highlights and then follow with detailed discussions on our results of operations; investments; liquidity; capital resources; enterprise risk management; and critical accounting estimates. When we provide information on a statutory basis, we label it as such; otherwise all other data is presented in accordance with GAAP.

OVERVIEW

We operate property and casualty and life insurance businesses, marketing our products through independent agents. Although we maintain a broad geographic presence that includes most of the United States, more than half of our property and casualty business is generated in Texas, Iowa, Louisiana, Missouri and Colorado. Approximately three-fourths of our life insurance business is generated in Iowa, Nebraska, Minnesota, Wisconsin, and Illinois.

We conduct our operations through two distinct segments: property and casualty insurance and life insurance. We manage these segments separately because they generally do not share the same customer base, and they each have different pricing and expense structures. We evaluate each of our segment's profits based upon operating and investment results. Segment profit or loss described in the following sections of Management's Discussion and Analysis is reported on a pre-tax basis. Additional segment information is presented in Part II, Item 8, Note 11 "Segment Information" to the Consolidated Financial Statements.

Our revenue is primarily composed of premiums and investment income. Major categories of expenses include losses and loss settlement expenses, changes in reserves for future policy benefits, operating expenses and interest on policyholders' accounts. Through disciplined underwriting and strong agency relationships, we have traditionally emphasized writing good business at an adequate price, preferring quality to volume. Our goal of consistent profitability is supported by these business strategies.

Our premium written is cyclical in nature and is influenced by many factors, including price competition, economic conditions, interest rates, weather-related events and other catastrophes including natural disasters (e.g., hurricanes and tornados) and man-made disasters, state regulations, court decisions and changes in the law.

Over the past three years, our commercial lines of business have accounted for over 90.0 percent of premium revenue. We anticipate that our current composition of commercial lines and personal lines business will not change materially during the coming year.

FINANCIAL HIGHLIGHTS

Consolidated Results of Operations (In Thousands) Years ended December 31	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
Revenues					
Net premiums earned	$ **478,498**	$ 503,375	$ 505,763	**-4.9 %**	-0.5 %
Investment income, net	**106,075**	107,577	122,439	**-1.4**	-12.1
Realized investment gains (losses)	**(13,179)**	(10,383)	9,670	**-26.9**	-207.4
Other income	**799**	880	654	**-9.2**	34.6
Total Revenues	$ **572,193**	$ 601,449	$ 638,526	**-4.9 %**	-5.8 %
Benefits, Losses and Expenses					
Loss and loss settlement expenses	$ **382,494**	$ 406,640	$ 260,714	**-5.9 %**	56.0 %
Increase in liability for future policy benefits	**23,897**	23,156	15,666	**3.2**	47.8
Amortization of deferred policy acquisition costs	**114,893**	129,158	136,805	**-11.0**	-5.6
Other underwriting expenses	**39,298**	28,252	22,918	**39.1**	23.3
Disaster charges and other related expenses, net of recoveries	**(1,335)**	7,202	-	**-118.5**	N/A
Interest on policyholders' accounts	**41,652**	40,177	43,089	**3.7**	-6.8
Total Benefits, Losses and Expenses	$ **600,899**	$ 634,585	$ 479,192	**-5.3 %**	32.4 %
Income (loss) before income taxes	**(28,706)**	(33,136)	159,334	**13.4**	-120.8
Federal income tax expense (benefit)	**(18,265)**	(20,072)	47,942	**9.0**	-141.9
Net Income (Loss)	$ **(10,441)**	$ (13,064)	$ 111,392	**20.1 %**	**-111.7 %**
Basic earnings (loss) per share	$ **(0.39)**	$ (0.48)	$ 4.04	**18.8 %**	-111.9 %
Diluted earnings (loss) per share	$ **(0.39)**	$ (0.48)	$ 4.03	**18.8**	-111.9

The following is a summary of our financial performance over the last three years and the factors that have affected our performance.

Consolidated Results of Operations

- Net income declined from $111.4 million in 2007 to net losses of $13.1 million in 2008 and $10.4 million in 2009, as a result of (i) year over year reductions in net premiums earned due to continued competition and the weak economy and (ii) an increase in loss and loss settlement expenses that stemmed from an increase in our case reserves on prior year losses, which was partially due to an increase in late reported claims and an increase in IBNR reserves.

- Our premium writings decreased 5.9 percent for 2009, due to continued competition and the weak economy, which has led to a decline in both the residential housing market (especially in our western states) and in government-funded projects. This reduced the volume of business of the commercial and residential contractors that we insure and bond. Also contributing to the reduction in net premiums written was the nonrenewal of accounts that no longer meet our underwriting or pricing guidelines. As pricing in the industry continues to decrease, we avoid accounts that have become too underpriced for the risk.

- Annuity deposits increased to $176.2 million for 2009, from $161.1 million and $161.5 in 2008 and 2007, respectively. Annuity deposits are not recorded as a component of net premiums written or net premiums earned; however, they do generate investment income.

- During 2009, our other liability line had a significant increase in IBNR reserves, due to trends toward larger jury awards in this line and continuing construction defect claims and loss expenses.

- Though the insurance industry experienced low levels of catastrophe losses in 2009 compared with 2008, we had an average historical level of catastrophe loss activity. Our catastrophes losses in 2009 totaled $22.4 million compared to $76.1 million in 2008. Hurricane activity was nearly nonexistent, but we had an active season of Midwestern storms. Catastrophe losses, without Hurricane Katrina, contributed 5.1 percent to our 2009 combined ratio, which is in-line with our historic annual average. In 2007, we experienced lower than average catastrophe losses, which totaled $14.1 million.

- Adverse development from Hurricane Katrina resulted in losses of $38.0 million in 2009 compared to $26.6 million (including a $10.8 million judgment, net of reinsurance) for 2008 and $6.3 million for 2007. We appealed this judgment in 2008, which we lost in 2009.

- Our combined ratio was 115.2 percent for 2009, indicating an underwriting loss, compared to 113.9 percent and 81.3 percent for 2008 and 2007, respectively. In 2009, we incurred additional loss and loss settlement expenses related to Hurricane Katrina claims litigation, while our premium writings were affected by the struggling economy and the competitiveness of the market. An increase of 1.9 percentage points in our expense ratio contributed to our combined ratio, as we were not able to defer underwriting expenses (primarily agent commissions and employee salaries) at the same level in 2009 as we were able to in 2008 due to lower net premiums written.

Consolidated Financial Condition

- Our annuity sales and a reduction in withdrawals contributed to a net cash inflow related to our annuity business of $96.0 million in 2009 compared to net cash outflows of $73.0 million and $92.8 million in 2008 and 2007, respectively. The reduction in annuity withdrawals is indicative of the change in economic conditions and the inclination of consumers to choose products with less risk and guaranteed returns.

- For 2009, we repurchased 92,721 shares of our common stock at an average cost of $16.61. As of December 31, 2009, 516,154 shares of common stock remained authorized for repurchase under our share repurchase program, which expires in August 2011.

- The carrying value of our investment portfolio fluctuated due to the volatility in the financial markets, ending 2009 with net unrealized gains, after tax, of $82.5 million compared to $25.5 million and $85.6 million for the years ended 2008 and 2007, respectively.

- Our financial strength continued, as our stockholders' equity increased in 2009 to $672.7 million from $641.7 million in 2008. Our equity in 2007 was $751.5 million, which was primarily the result of record earnings in that year.

- Despite our results in 2009, our book value per share increased by $1.25 to $25.35 from $24.10 in 2008. Book value per share in 2007 was $27.63. The change in 2009 is attributable to an increase in our net unrealized gains, after tax, which reflects the rising market values of our equity security holdings and an increase in the fair value of our fixed maturity securities as interest rates decreased.

Commentary on the Economy

The weak economy has significantly affected our business in 2009 and 2008 as follows:

- Premium writings decreased in both the residential housing market in our western states and in government-funded projects, which reduced the volume of business of the commercial and residential contractors that we insure and bond.

- Our policy retention rate in both the personal and commercial lines of business was approximately 80.0 percent in 2009, which was a slight decrease from 2008, as our underwriters continue to focus on writing good business at an adequate price, preferring quality to volume. Despite continued competition, particularly on medium and large commercial accounts, we have been able to renew a select number of accounts at a higher rate/premium level in 2009 compared to 2008.

- The insurance marketplace remained competitive in our commercial lines of business in 2009. We experienced a modest decrease (less than 1 percent) in commercial lines premium level in the fourth quarter of 2009, reflecting a continuation of a trend of gradual decreases in premium level for some lines of business dating back to 2004. On personal lines business, we averaged low- to mid-single-digit percentage increases in premium level for our homeowner and personal automobile lines of business in 2009.

- Unprecedented volatility in the financial markets caused our portfolio values to fluctuate with 2009 experiencing an improvement over 2008.

- Investment income has been impacted by lower market interest rates, a decline in the value of our other long-term investments, and the reduction or discontinuation of dividend payments by some of our equity securities that previously had paid regular dividends.

- Other-than-temporary impairment ("OTTI") charges totaled $18.3 million for 2009 compared to $9.9 million and $.1 million in 2008 and 2007, respectively.

It is widely believed that the economic downtown we faced in recent years appears to be over, however the economic indicators illustrate that the recovery will be a long, slow process. We are encouraged that as the economy improves, the market may be more conducive to better premium rate levels as well as more opportunities to write good business, but may or may not affect the trend in claims, specifically in our other liability line of business. As the economy recovers, it is also possible that interest rates may increase, which will increase net investment income, but could result in lower values of our fixed maturity securities. A combination of these trends may affect our net income going forward, but we cannot predict the timing or related impact, if any.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

Property and Casualty Insurance Segment

Property & Casualty Segment Results of Operations (In Thousands) Years ended December 31	**2009**	2008	2007	% Change **2009 vs. 2008**	% Change 2008 vs. 2007
Net premiums written [1]	$ **424,827**	$ 459,571	$ 470,402	**-7.6 %**	-2.3 %
Net premiums earned	$ **435,677**	$ 465,581	$ 473,134	**-6.4**	-1.6
Loss and loss settlement expenses	**365,721**	393,349	245,845	**-7.0**	60.0
Amortization of deferred policy acquisition costs	**105,606**	117,590	123,420	**-10.2**	-4.7
Other underwriting expenses	**30,553**	19,146	15,378	**59.6**	24.5
Underwriting income (loss)	$ **(66,203)**	$ (64,504)	$ 88,491	**-2.6 %**	-172.9 %
Investment income, net	**31,542**	33,452	43,363	**-5.7 %**	-22.9 %
Realized investment gains (losses)	**(6,815)**	1,879	7,099	**-462.7**	-73.5
Other income (loss)	**194**	(55)	59	**N/A**	N/A
Disaster charges and other related expenses, net of recoveries	**(1,335)**	7,202	-	**-118.5**	N/A
Income (loss) before income taxes	$ **(39,947)**	$ (36,430)	$ 139,012	**-9.7 %**	-126.2 %

(1) The Statutory Financial Measures section of this report defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Years ended December 31	**2009**	2008	2007	Increase (Decrease) in Ratios **2009 vs. 2008**	Increase (Decrease) in Ratios 2008 vs. 2007
GAAP combined ratio:					
Net loss ratio (without catastrophes and Hurricane Katrina development)	**70.1 %**	65.9 %	49.0 %	**6.4 %**	34.5 %
Hurricane Katrina litigation - effect on net loss ratio	**8.7**	2.3	1.3	**278.3**	76.9
Other catastrophes - effect on net loss ratio	**5.1**	16.3	1.7	**-68.7**	858.8
Net loss ratio	**83.9 %**	84.5 %	52.0 %	**-0.7 %**	62.5 %
Expense ratio [1]	**31.3**	29.4	29.3	**6.5**	0.3
Combined ratio [2]	**115.2 %**	113.9 %	81.3 %	**1.1 %**	40.1 %
Statutory combined ratio:					
Net loss ratio (without catastrophes and Hurricane Katrina development)	**70.1 %**	66.0 %	49.4 %	**6.2 %**	33.6 %
Hurricane Katrina litigation - effect on net loss ratio	**8.7**	2.3	1.3	**278.3**	76.9
Other catastrophes - effect on net loss ratio	**5.1**	16.3	1.7	**-68.7**	858.8
Net loss ratio	**83.9 %**	84.6 %	52.4 %	**-0.8 %**	61.5 %
Expense ratio [1]	**30.3**	28.8	29.7	**5.2**	-3.0
Combined ratio [2]	**114.2 %**	113.4 %	82.1 %	**0.7 %**	38.1 %
Industry statutory combined ratio: [3]					
Net loss ratio	**59.9 %**	65.2 %	55.8 %	**-8.1 %**	16.8 %
Expense ratio [1]	**40.7**	39.9	39.7	**2.0**	0.5
Combined ratio [2]	**100.6 %**	105.1 %	95.5 %	**-4.3 %**	10.1 %
Combined ratio (without catastrophes) [2]	**97.4 %**	100.0 %	94.0 %	**-2.6 %**	6.4 %

(1) Includes policyholder dividends.
(2) The Statutory Financial Measures section of this report defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.
(3) A.M. Best Company estimate.

Our property and casualty insurance segment reported a pre-tax loss of $39.9 million and $36.4 million in 2009 and 2008, respectively, compared to pre-tax income of $139.0 million in 2007. The deterioration in our 2009 results, compared to 2008, was due in part to a decline in our net premiums written, which directly affects net premiums earned. Our premium writings have been affected by continued competition and the weak economy, which has led to a decline both in the residential housing market in our western states and in government-funded projects. This reduced the volume of business of the commercial and residential contractors that we insure and bond. Additionally, we incurred OTTI charges of $9.8 million, $38.0 million in adverse development from Hurricane Katrina and an increase in IBNR reserves in 2009, all of which impacted our pre-tax earnings.

The deterioration in our 2008 results, as compared to 2007 was due to the significant number of catastrophe losses we experienced in 2008. The financial impact from these catastrophes was largely realized on our commercial property line of business. Also contributing to the decline was an increase in the severity of non-catastrophe losses and the impact of competitive market conditions on pricing.

Premiums

The following table shows our premiums written and earned for 2009, 2008 and 2007.

(In Thousands)				% Change	
				2009	2008
Years ended December 31	**2009**	2008	2007	**vs. 2008**	vs. 2007
Direct premiums written	**$ 454,046**	$ 484,038	$ 494,541	**-6.2%**	-2.1%
Assumed premiums written	**7,820**	12,660	16,907	**-38.2%**	-25.1%
Ceded premiums written	**(37,039)**	(37,127)	(41,046)	**-0.2%**	-9.5%
Net premiums written [(1)]	**424,827**	459,571	470,402	**-7.6%**	-2.3%
Net premiums earned	**435,677**	465,581	473,134	**-6.4%**	-1.6%

(1) The Statutory Financial Measures section of this report defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Net Premiums Written

Direct premiums written is the total policy premiums, net of cancellations, associated with policies issued and underwritten by our property and casualty insurance segment. Assumed premiums written is the total premiums associated with the insurance risk transferred to us by other insurance and reinsurance companies pursuant to reinsurance contracts. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. Net premiums earned are recognized over the life of a policy and differ from net premiums written, which are recognized on the effective date of the policy.

Direct Premiums Written

Direct premiums written decreased in 2009 primarily due to continued competition and the weak economy, as explained in the previous section. Also contributing to the reduction in direct premiums written in 2009, was the nonrenewal of accounts that no longer meet our underwriting or pricing guidelines. As pricing in the industry continues to decrease, we avoid accounts that have become too underpriced for the risk.

The insurance marketplace remained competitive in our commercial lines of business in 2009. We experienced a less than 1.0 percent decrease in our commercial lines premium level in the fourth quarter of 2009, reflecting a continuation of a trend of gradual decreases in premium level for some lines of business dating back to the third quarter of 2004. In our personal lines business, we averaged low- to mid-single-digit percentage increases in premium level for our homeowner and personal auto lines of business in late 2009.

Our policy retention rate in both the personal and commercial lines of business was approximately 80.0 percent in 2009, which was a slight decrease from 2008, as our underwriters continue to focus on writing good business at an adequate price, preferring quality to volume. Despite continued competition, particularly on medium and large commercial accounts, we were able to renew a select number of accounts at a higher rate/premium level in 2009 as compared to 2008.

In 2008, we continued to experience the effects of soft market conditions within the insurance industry. These conditions led to downward pressure on premium rates, particularly for mid-size to large commercial accounts. At the same time, we experienced an unexpected increase in loss severity during 2008 compared to prior years, while frequency of reported losses remained relatively stable between years, particularly in accounts under $100,000.

Assumed Premiums Written

We experienced a decrease in assumed premiums written in 2009, as we terminated one of our assumed reinsurance contracts and lowered participation on another contract. In 2008, the decrease in assumed premiums written was due to the lower level of active assumed contracts we had as compared to prior years. Also contributing to the decline in premiums written for 2009, 2008 and 2007 was some of our assumed business that had been in run-off since late 2006, which concluded in early 2009. In 2010, we entered into three new assumed contracts, which we anticipate will increase our assumed premiums written.

Ceded Premiums Written

Direct and assumed premiums written are reduced by the ceded premiums that we pay to reinsurers. Pricing of ceded reinsurance did not increase materially in 2009, 2008 or 2007. The reduction in ceded premiums written in 2009, 2008 and 2007 was due to the lower level of direct premiums written in each of those years as well as our reduced exposure in Southern Louisiana, which also had an effect on the premiums we pay for our property catastrophe reinsurance treaty.

Catastrophe Losses

Catastrophes losses are inherent risks of the property and casualty insurance business. These catastrophic events and natural disasters include, without limitation, hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds and winter storms. Such events result in insured losses that may be a material factor in our results of operations and consolidated financial position. Additionally, since the level of insured losses that may occur in any one year cannot be accurately predicted, these losses contribute to fluctuations in our year-to-year results of operations and consolidated financial position. Some types of catastrophes are more likely to occur at certain times within the year than others, which adds an element of seasonality to our property and casualty insurance claims. The occurrence and severity of catastrophic events are difficult to accurately predict in any year. However, some geographic locations are more susceptible to these events than others. We have endeavored to control our direct insurance exposures in certain regions that are prone to naturally occurring catastrophic events through a combination of geographic diversification, restrictions on the amount and location of new business production in such regions, and reinsurance. The process of estimating and establishing reserves for catastrophe losses is inherently uncertain and the actual ultimate cost of a claim, net of reinsurance recoveries, may vary materially from the estimated amount reserved.

Hurricane Katrina

Hurricane Katrina made landfall in New Orleans, Louisiana, on August 29, 2005, causing an estimated $80 billion in damages. Over 95.0 percent of our policyholders in the New Orleans area suffered damage from Hurricane Katrina, with over 11,000 claims reported; we have concluded 96.7 percent of those claims. Our loss and loss settlement expenses inception to date (net of reinsurance) attributable to Hurricane Katrina totaled $288.9 million as of December 31, 2009, of which $38.0 million was incurred in 2009. The loss and loss settlement expenses incurred in 2009 includes an IBNR reserve increase for Hurricane Katrina claims litigation of $16.2 million, primarily due to the continuing unfavorable legal environment related to Hurricane Katrina in Louisiana. In 2009, we continued to settle unresolved litigation related to Hurricane Katrina, concluding approximately 50 percent of the claims that were in litigation as of December 31, 2008. Our 2009 combined ratio was impacted 8.7 percent by Hurricane Katrina loss development.

In 2008 and 2007, adverse development from Hurricane Katrina resulted in losses of $26.6 million (including a $10.8 million judgment, net of reinsurance, that was under appeal in 2008, which we lost on appeal in 2009) and $6.3 million, respectively.

Since the occurrence of Hurricane Katrina in 2005, we have focused on reducing our risk exposure in Southern Louisiana by decreasing the number of insured properties, raising rates and purchasing additional reinsurance coverage. As of December 31, 2009, our current exposure level in Southern Louisiana is satisfactory, however, we will continue to monitor the situation closely and make additional adjustments as needed.

In January 2010, we ceased renewing policies or writing new business in the state of Louisiana through Lafayette Insurance Company. As a result, policyholders will be unable to litigate most issues in the Louisiana state court system, where we have experienced results that are inconsistent and unpredictable. We will continue to provide personal and commercial insurance coverage in Louisiana under United Fire & Casualty Company and our subsidiary, United Fire & Indemnity Company. Policyholders under these policies will be required to litigate in Federal courts, instead of Louisiana courts. All current Lafayette Insurance Company policyholders in Louisiana will be offered the opportunity to renew their policy in 2010 under United Fire & Indemnity Company, unless the policyholder has not paid their premium or the policy is being nonrenewed for a specific underwriting reason, such as failure to comply with loss control recommendations.

Other Catastrophes

In 2009, our pre-tax catastrophe losses without adverse development from Hurricane Katrina were $22.4 million. In comparison our 2008 and 2007 pre-tax catastrophe losses were $76.1 million and $14.1 million, respectively. In 2008 and 2007, the portion of these losses attributable to adverse development from Hurricane Katrina was $15.8 million (which excludes the $10.8 million judgment, net of reinsurance) for 2008 and $6.3 million, respectively. Our 2009 losses were the result of 26 new catastrophes, with our largest single loss coming from a Midwest storm that caused wind and hail damage and resulted in pre-tax losses totaling $3.6 million. In 2008, we experienced our second highest year for catastrophe losses in the past decade, with losses from 34 new catastrophe events. Our largest losses during 2008 were related to Hurricane Ike ($20.2 million) and Hurricane Gustav ($15.8 million).

Catastrophe Reinsurance

Our 2009 core and catastrophe reinsurance programs remained relatively unchanged from our 2008 programs. Neither terms and conditions nor pricing were materially different. In 2009, we did not utilize our property catastrophe excess of loss treaty. In 2008, we exceeded our catastrophe retention of $20.0 million with Hurricane Ike, and recorded $2.4 million in ceded losses recoverable from that catastrophe.

Our planned reduction in Southern Louisiana that began after Hurricane Katrina has reduced our estimated 100-year maximum probable loss by over 58.0 percent as of December 31, 2009. To maintain profitability of our remaining Southern Louisiana business, we have employed portfolio optimizing techniques (i.e., proximity to the coast, type of construction, the reduction of geographic risk concentration and higher deductibles) to reduce the impact of any one future catastrophe. As an example of the effectiveness of our risk-reduction efforts, we estimate that we incurred $12.8 million less in losses related to Hurricane Gustav in 2008 than we would have if we had not undertaken these measures.

In evaluating our catastrophe reinsurance coverage for 2005, we utilized two industry accepted models to estimate our exposure, and then purchased catastrophe reinsurance coverage that exceeded the estimated level. Hurricane Katrina resulted in a level of damage that the models, the industry, and we could not foresee. Consequently, we did not give consideration for such an event, which resulted in a level of reinsurance coverage that did not adequately protect us from the devastation of Hurricane Katrina. In addition to strengthening our underwriting guidelines and reducing our exposure in Southern Louisiana after Hurricane Katrina, we also evaluated and modified our catastrophe reinsurance coverage to lessen the impact of future catastrophes by increasing our property catastrophe reinsurance limits from $125.0 million in 2005 to $200.0 million beginning in 2007.

We use many reinsurers, both domestic and foreign, which helps us to avoid concentrations of credit risk associated with our reinsurance. All reinsurers must meet the following minimum criteria: capital and surplus of at least $250.0 million and an A.M. Best rating of at least A- or an S&P rating of at least A-. If a reinsurer is rated by both rating agencies, then both ratings must be at least an A-. The table below represents the primary reinsurers we utilize and their financial strength ratings as of December 31, 2009.

Name of Reinsurer	AM Best	S&P Rating
Arch Re	A	A
FM Global	A+	-
Hannover Re (1) (2)	A	AA-
Lloyds Syndicates	A	A+
Odyssey Re (2)	A	A-
Paris Re (2)	A-	A+
Partner Re (1) (2)	A+	AA-
Platinum Re (1)	A	A
QBE Insurance Ltd (1)	A	A+
R&V Versicherung AG (2)	N/A	A+
Renaissance	A+	AA-
Tokio Millennium	A+	AA

(1) Primary insurers participating on the property and casualty excess of loss programs.
(2) Primary insurers participating on the surety excess of loss program.

For 2010, the pricing for our core reinsurance program, which excludes our property catastrophe treaty, decreased 6.6 percent due to market conditions and a small reduction in coastal exposure in Southern Louisiana. Some of the key changes to our 2010 core program include: incorporating the umbrella coverage into our casualty excess of loss treaty, which prior to 2010 was a separate treaty; increasing the property excess of loss treaty to $15.0 million from $12.0 million; increasing our casualty per occurrence limit from $20.0 million to $40.0 million; expanding some of our aggregate limits; and renewing the $2.0 million stated retention limit on our casualty and property excess of loss treaties.

Refer to Part II, Item 8, Note 5, "Reinsurance" for further discussion of our reinsurance programs.

Terrorism Coverage

The Terrorism Risk Insurance Program Reauthorization Act of 2007 ("TRIPRA") was signed into law on December 27, 2007. TRIPRA coverage includes most direct commercial lines of business, including coverage for losses from nuclear, biological and chemical exposures if coverage was afforded by an insurer, with exclusions for commercial automobile insurance, burglary and theft insurance, surety, professional liability insurance and farm owners multiple peril insurance. Under TRIPRA, each insurer has a deductible amount, which is 20.0 percent of the prior year's direct commercial lines earned premiums for the applicable lines of business, and retention of 15.0 percent above the deductible. No insurer that has met its deductible shall be liable for the payment of any portion of that amount that exceeds the annual $100.0 trillion aggregate loss cap specified in TRIPRA. TRIPRA provides marketplace stability. As a result, coverage for terrorist events in both the insurance and reinsurance markets is often available. The amount of aggregate losses necessary for an act of terrorism to be certified by the U.S. Secretary of Treasury, the Secretary of State and the Attorney General was $100.0 million for 2009 and remains the same for 2010. Our TRIPRA deductible was $64.8 million for 2009 and our TRIPRA deductible will be $60.2 million for 2010. Our core and catastrophe reinsurance treaties provide limited coverage for terrorism exposure excluding nuclear, biological and chemical related claims.

Non-Catastrophe Losses and Reserve Development

Workers' compensation and other liability are considered to be long-tail lines of business due to the length of time that may elapse before claims are finally settled. Therefore, we may not know our final development on individual claims for many years. Our estimates for losses, particularly in these long-tail lines, are dependent upon many factors, such as the legal environment, inflation and medical costs. We consider all of these factors, as well as others, in estimating our loss reserves. As conditions or trends with respect to these factors change, we change our estimate for loss reserves accordingly. Refer to "Critical Accounting Estimates" in this section for a more detailed discussion of our property and casualty segment's loss and loss settlement expenses and reserves.

2009 Results

In 2009, we increased our case reserves on prior year losses partially due to an increase in late reported claims. In addition, we have focused on establishing reserves for reported claims more quickly. In the fourth quarter 2009, we increased IBNR reserves for claims that occurred in prior years. Our other liability line had a significant increase in IBNR reserves, due to trends toward larger jury awards in this line and continuing construction defect claims and loss expenses. Overall, claims frequency decreased, which is a trend we have seen for several quarters. Claims severity has flattened for a majority of lines, with a slight increase in certain liability lines, specifically automobile and other liability as compared to 2008.

Overall, we experienced a net deficiency in our prior year reserves of $26.2 million for 2009. The primary components of this deficiency was the deterioration in our other liability lines of business, which resulted in a deficiency in these lines of $21.8 million, and adverse development from Hurricane Katrina claims and litigation totaling $38.0 million, which resulted in a deficiency in the fire and allied lines of business of $16.9 million.

2008 Results

Late in 2008, we began a corporate-wide audit of our reported large claim losses to analyze the increase in severity that we experienced in 2008. While we were satisfied with the results of the audit, our review resulted in the modification of certain underwriting guidelines. Examples of such modifications include an increase in the number of commercial accounts serviced by our loss control unit, the development of a new safety class for insureds, a decline in certain classes of commercial business that are no longer profitable and the introduction of some pricing increases.

We also increased our case reserves on prior year losses, which resulted in a net deficiency of $.5 million for 2008. The primary cause of our net deficiency in 2008 was the $26.6 million in adverse development for Hurricane Katrina. The Hurricane Katrina-related losses contributed to a deficiency in the fire and allied lines of business of $12.2 million.

Also contributing to our net deficiency in prior year reserves was an increase in general liability losses, which includes both other and products liability lines. Claims for construction defect losses are included in the products liability line of business. Incurred losses from construction defect claims for prior years were $7.7 million in 2008. These losses contributed to a deficiency in the other liability and products liability lines of business totaling $5.8 million.

Other changes in loss development included prior year reserve redundancies in the following lines of business: commercial auto liability ($3.2 million), workers' compensation ($7.2 million) and assumed reinsurance ($5.2 million).

2007 Results

In 2007, we incurred losses and loss settlement expenses of $245.8 million, of which $291.0 million were from claims that occurred in 2007. We had favorable development from prior years' claims of $45.2 million. The redundancy was realized in each of our lines of business, with the exception of homeowners, which was attributable to adverse development from Hurricane Katrina.

Reserve Development

The following table illustrates the primary components of the net redundancy (deficiency) we experienced in our reserves for 2009, 2008 and 2007.

(In Thousands) Years ended December 31	**2009**	2008	2007
Savings from:			
Salvage and subrogation	**$ 5,968**	$ 7,099	$ 11,637
Estimated alternative dispute resolution	**12,957**	7,352	8,847
Workers' compensation medical bill review	**3,516**	3,477	4,113
Other	**(10,680)**	8,152	29,322
Net redundancy excluding Hurricane Katrina	**11,761**	26,080	53,919
Adverse development from Hurricane Katrina	**(37,976)**	(26,628)	(8,718)
Net redundancy (deficiency)	**$ (26,215)**	$ (548)	$ 45,201

Salvage is the sale of damaged goods, for which the insured has been indemnified and for which the insured has transferred title to the insurance company. Salvage reduces the cost incurred for property losses. Subrogation also reduces the costs incurred for a loss by seeking payment from other parties involved in the loss and/or from the other parties' insurance company. Alternative dispute resolution facilitates settlements and reduces defense and legal costs through processes such as mediation and arbitration. Workers' compensation medical bill review is a system designed to detect duplicate billings, unrelated and unauthorized charges and coding discrepancies. It also ensures that we are billed for medical services according to the fee schedule designated by each state in which we have claims.

Our "other" redundancy (deficiency) is attributable to both the payment of claims in amounts other than the amounts reserved and changes in reserves due to additional information on individual claims that we received after the reserves for those claims had been established. The additional information we consider is unique to each claim. Such information may include facts that reveal we have no coverage obligation for a particular claim, changes in applicable laws that reduce or increase our liability or coverage exposure on a particular claim, facts that implicate other parties as being liable on a particular claim and favorable or unfavorable court rulings that our liability for a particular claim. Also, additional information relating to severity is unique to each claim. For example, we may learn during the course of a claim that bodily injuries may be less or more severe than originally believed or that damage to a structure is merely cosmetic instead of structural.

Net Loss Ratios by Line

The following table depicts our net loss ratio for 2009, 2008 and 2007.

Years ended December 31	2009			2008			2007		
(In Thousands)	**Net Premiums Earned**	**Net Losses and Loss Settlement Expenses Incurred**	**Net Loss Ratio**	Net Premiums Earned	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio	Net Premiums Earned	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio
Commercial lines:									
Other liability	**$ 119,587**	**$ 119,200**	**99.7 %**	$ 134,429	$ 93,000	69.2 %	$ 136,704	$ 55,354	40.5 %
Fire and allied lines	**102,265**	**100,436**	**98.2**	109,217	134,060	122.7	117,494	65,773	56.0
Automobile	**97,948**	**75,123**	**76.7**	101,229	72,384	71.5	99,004	63,509	64.1
Workers' compensation	**51,992**	**41,283**	**79.4**	52,792	41,434	78.5	48,359	32,408	67.0
Fidelity and surety	**21,354**	**1,838**	**8.6**	22,244	4,105	18.5	21,848	2,121	9.7
Miscellaneous	**854**	**214**	**25.1**	858	438	51.0	851	413	48.5
Total commercial lines	**$ 394,000**	**$ 338,094**	**85.8 %**	$ 420,769	$ 345,421	82.1 %	$ 424,260	$ 219,578	51.8 %
Personal lines:									
Fire and allied lines	**$ 22,317**	**$ 12,254**	**54.9 %**	$ 21,353	$ 34,195	160.1 %	$ 21,117	$ 12,434	58.9 %
Automobile	**13,053**	**10,725**	**82.2**	12,603	11,701	92.8	13,764	8,561	62.2
Miscellaneous	**365**	**662**	**181.4**	326	472	N/A	311	353	N/A
Total personal lines	**$ 35,735**	**$ 23,641**	**66.2 %**	$ 34,282	$ 46,368	135.3 %	$ 35,192	$ 21,348	60.7 %
Reinsurance assumed	**$ 5,942**	**$ 3,986**	**67.1 %**	$ 10,530	$ 1,560	14.8 %	$ 13,682	$ 4,919	36.0 %
Total	**$ 435,677**	**$ 365,721**	**83.9 %**	$ 465,581	$ 393,349	84.5 %	$ 473,134	$ 245,845	52.0 %

Commercial Lines

The net loss ratio in our commercial lines of business was 85.8 percent in 2009, 82.1 percent in 2008 and 51.8 percent in 2007. Several factors contributed to the deterioration of our loss ratio in 2009 and 2008.

Our other liability losses and loss settlement expenses incurred increased to $119.2 million in 2009, compared to $93.0 million in 2008 and $55.4 million in 2007. In 2009, the deterioration was attributable to an increase in IBNR reserves and a slight increase in severity from trends such as larger jury awards and continuing construction defect claims and loss settlement expenses. Incurred losses from construction defect claims totaled $6.0 million in 2009 as compared to $11.0 million and $5.4 million in 2008 and 2007, respectively.

Our profitability in the commercial lines of business has been impacted by competition, in each of the three years. In 2009 we experienced a modest decrease in premium level, reflecting the continuation of a trend of gradual decreases in premium level for some lines of business dating back to the third quarter of 2004.

An additional factor in the deterioration of our 2008 loss ratio was the significant impact catastrophe losses had on the commercial lines of business. The pre-tax impact totaled $54.5 million, which was an increase of $41.8 million over 2007 catastrophes. In 2008, we experienced our second highest year for catastrophe losses in the past decade. A portion of these losses was attributable to a $10.8 million judgment, net of reinsurance, for Hurricane Katrina litigation that was under appeal in 2008, which we lost on appeal in 2009.

Commercial Fire and Allied Lines

Commercial fire and allied lines include fire, allied lines, commercial multiple peril and inland marine. The insurance covers losses to an insured's property, including its contents, from weather, fire, theft or other causes. We provide this coverage through a variety of business policies. The net loss ratio for our commercial fire and allied lines was 98.2 percent in 2009, 122.7 percent in 2008 and 56.0 percent in 2007. The improvement in these lines for 2009 as compared to 2008 was primarily due to a decrease in loss and loss settlement expenses in this line due to lower catastrophe losses and a leveling off of severity. Without considering catastrophe losses, frequency has not changed significantly over the past three years.

The deterioration in 2008 was primarily driven by catastrophe losses, which increased by nearly $50.6 million in 2008 over 2007. Net losses from Hurricanes Gustav and Ike contributed $3.6 million and $19.0 million, respectively, to the commercial lines property losses in 2008. We also had an increase in commercial fire losses, with incurred losses from these claims increasing from $20.3 million in 2007 to $27.3 million in 2008. The number of claims reported decreased slightly, but the severity of commercial fire losses increased.

We continue to take measures to address our increase in incurred losses in the commercial fire and allied lines of business by implementing a number of underwriting initiatives that we anticipate will improve our loss experience. Our 2009 underwriting initiatives included:

- Continued expansion of the loss control function in our Gulf Coast and Denver regions. Our service account program, which provides at least annual loss control visits, was implemented for larger and/or more complex accounts.
- Continued expansion of the use of pre-surveys prior to quoting larger new business accounts.
- Change in our underwriting guidelines to address issues noted in large loss audits.
- Reducing our risk exposure in Southern Louisiana by decreasing the number of insured properties and increasing our premium rates.
- Implementation of CATography Underwriter, a new property underwriting tool that integrates hazard data for many perils, catastrophe modeling, interactive color-coded exposure mapping, and aerial photography into an intuitive dashboard screen, providing a complete overview of the risk landscape at a geocode or street address level.

Premiums earned in these lines have decreased from $117.5 million in 2007 to $109.2 million in 2008 to $102.3 million in 2009. Our premium writings have been affected by continued competition and the weak economy, which has led to a decline in both the residential housing market in our western states and in government-funded projects. This reduced the volume of business of the commercial and residential contractors that we insure. Also contributing to the reduction in direct premiums written is the nonrenewal of accounts that no longer meet our underwriting or pricing guidelines. As pricing in the industry continues to decrease, we avoid accounts that have become too underpriced for the risk.

In addition, since the occurrence of Hurricane Katrina in 2005, we have focused on reducing our risk exposure in Southern Louisiana by, among other things, decreasing the number of insured properties and raising rates, which has lead to a decline in premiums earned over the past three years.

Other Liability

Other liability is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold. We reported a net loss ratio in this line of 99.7 percent in 2009, 69.2 percent in 2008 and 40.5 percent in 2007.

The other liability line experienced a lower level of premiums earned in 2009, as compared to 2008, due to the effect competition and the weak economy had on residential and commercial construction. Our other liability losses and loss settlement expenses incurred increased to $119.2 million in 2009, compared to $93.0 million in 2008 and $55.4 million in 2007. For 2009, the deterioration was attributable to an increase in IBNR reserves and a slight increase in severity from trends such as larger jury awards and increases in construction defect claims and loss settlement expenses. Incurred losses from construction defect claims totaled $6.0 million in 2009 as compared to $11.0 million and $5.4 million in 2008 and 2007, respectively.

Construction Defect Losses

Losses from construction defect claims decreased in 2009 to $6.0 million compared to $11.0 million and $5.4 million in 2008 and 2007, respectively. At December 31, 2009, we established $15.2 million in construction defect loss and loss settlement expense reserves, excluding IBNR reserves, which consisted of 234 claims, compared with $16.0 million, excluding IBNR reserves, consisting of 243 claims, at December 31, 2008.

Construction defect claims generally relate to allegedly defective work performed in the construction of structures such as apartments, condominiums, single family dwellings or other housing, as well as the sale of defective building materials. Such claims seek recovery due to damage caused by alleged deficient construction techniques or workmanship. The reporting of such claims can be quite delayed due to an extended statute of limitations, sometimes up to ten years. Court decisions have expanded insurers' exposure to construction defect claims as well. Defense costs are also a part of the insured expenses covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims.

A majority of our exposure to construction defect claims has been in Colorado and surrounding states. We historically have insured small-to-medium sized contractors in this geographic area. In an effort to limit the number of future claims from multi-unit buildings, we have implemented new policy exclusions limiting sub-contractor coverage on any building project with more than 12 units or on single family homes in any subdivision where the contractor is working on more than 15 homes. We have changed our underwriting guidelines to add a professional liability exclusion when a contractor prepares its own design work or blue prints. In 2009, we implemented the multi-family exclusion and tract home building limitation form in additional regions.

Other Liability Losses – Other Than Construction Defect

Within our other liability lines of business (other than construction defect), frequency increased slightly in 2009 as compared to 2008, with losses incurred on 4,936 claims in 2009 compared to 4,817 in 2008 and 4,523 in 2007. In

2009, our average direct losses incurred per other liability claim (other than construction defect) were $23,699 per claim compared to $28,727 per claim in 2008 and $16,444 per claim in 2007.

Because of the long-tail nature of liability claims, significant periods of time, ranging up to several years, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. In both 2009 and 2008, over 37.0 percent of our other liability losses incurred (other than construction defect) resulted from losses that occurred in prior years. For 2009, the prior years that were most significantly impacted were 1997 and 2004 through 2008. For 2008, the prior years that were most significantly impacted were 2001 and 2003 through 2007.

The deterioration in the net loss ratio in 2007 was primarily related to an increase in severity as compared to the prior year. We had several large liability losses in 2007, but did not detect a trend related to the cause or geographic locations of the losses.

In recent years, we began to use our loss control department more extensively in an attempt to return this line of business to a higher level of profitability. For example, our loss control department has representatives make multiple annual visits to businesses and jobsites to ensure safety, rather than just one. We are also nonrenewing accounts that no longer meet our underwriting or pricing guidelines. As pricing in the industry continues to decrease, we avoid accounts that have become too underpriced for the risk.

Commercial Automobile

Our commercial automobile insurance covers physical damage to an insured's vehicle, as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured, uninsured or underinsured motorists and the legal costs of defending the insured against lawsuits. Generally, our company policy is to write standard automobile insurance. Our net loss ratio in commercial automobile was 76.7 percent in 2009, 71.5 percent in 2008 and 64.1 percent in 2007.

In 2009, our premium writings were affected by continued competition and the weak economy, which contributed to the $3.3 million decrease in premiums earned as compared to 2008. In 2009, we experienced a slight decrease in our policy counts, which resulted in a decrease in premiums earned, compared to 2008, when an increase in policy counts resulted in an increase in premiums earned. Losses and loss settlement expenses increased in each of the past three years, rising from $63.5 million in 2007 to $72.4 million in 2008 and $75.1 million in 2009.We attribute the increase in 2009 to a slight increase in claims severity, while the increase in 2008 was attributable to the growth of the number of policies that we had written.

Workers' Compensation

Our net loss ratio in the workers' compensation line of business was 79.4 percent in 2009, 78.5 percent in 2008 and 67.0 percent in 2007. We consider our workers' compensation business to be a companion product; we rarely write stand-alone workers' compensation policies. Our workers' compensation insurance covers primarily small- to mid-size accounts.

In 2009, both the nonrenewal of accounts that no longer meet our underwriting or pricing guidelines and avoiding accounts that have become too underpriced for the risk have contributed to the reduction in premiums earned in this line. In 2008 and 2007, we wrote more workers' compensation business, as we worked to retain business with current policyholders that required workers' compensation insurance coverage.

We believe that our underwriting expertise, loss control service and medical review programs will enable us to be profitable in the workers' compensation line of business. The challenges faced by workers' compensation insurance providers to attain profitability include the regulatory climates in some states that make it difficult to obtain appropriate premium rate increases and inflationary medical costs. Despite these pricing issues, we continue to believe that we can improve profitability in the workers' compensation line of business. Consequently, we have introduced predictive modeling analytics into our workers' compensation underwriting process. In addition, we are going to increase our utilization of our loss control unit in the analysis of current risks, with the intent of increasing the quality of our workers' compensation book of business.

The deterioration in the loss and loss settlement expenses in 2009 and 2008 is reflective of the increased premium writings we undertook in recent years and the risk associated with this long-tail line. The improvement in results in 2007 was due to lower severity, a slight decrease in our frequency and improvements in our medical review programs.

Fidelity and Surety

Our surety products guarantee performance and payment by our bonded principals. Our contract bonds protect owners from failure to perform on the part of our principals. In addition, our surety bonds protect material suppliers and subcontractors from nonpayment by our contractors. When surety losses occur, our loss is determined by estimating the cost to complete the remaining work and to pay the contractor's unpaid bills, offset by contract funds due to the contractor, reinsurance and the value of any collateral to which we may have access. The net loss ratio in this line was 8.6 percent in 2009, 18.5 percent in 2008 and 9.7 percent in 2007.

Beginning in 2008, a downturn in general economic conditions decreased demand for our surety products, as construction activity declined. This contributed to flat growth in premiums earned in 2008 and the slight decline in 2009.

The improvement in our loss and loss settlement expense for 2009 was the result of a slight decrease in claims frequency and related loss settlement expenses. The increase in the loss ratio in 2008 was due to an increase in loss settlement expenses. Since 2007, there have been no new claims that exceeded our $1.5 million reinsurance retention level.

Personal Lines

Our personal lines consist primarily of fire and allied lines (including homeowners) and automobile lines. The net loss ratio was 66.2 percent in 2009, 135.3 percent in 2008 and 60.7 percent in 2007.

In late 2009, we averaged low- to mid-single-digit percentage increases in premium level for our homeowner and personal auto lines of business. In 2008 and 2007, premium pricing decreased only in our personal auto line of business. In 2009, policy counts for homeowners, automobile and umbrella increased, as compared to 2008 where policy counts decreased in fire and allied lines (including homeowners) and automobile. In 2008, the premium reduction we experienced in the homeowners lines of business due to loss of business was more than offset by the significant increases in premium pricing in hurricane-exposed regions.

The deterioration in 2008 was primarily the result of catastrophe losses totaling $21.6 million, compared to $1.4 million in 2007, as we experienced a significant level of catastrophe losses as compared to the prior year.

Assumed Reinsurance

Our assumed reinsurance line of business loss ratio was 67.1 percent in 2009, compared to 14.8 percent and 36.0 percent in 2008 and 2007, respectively. The deterioration in 2009 was due to losses on current contracts related to Hurricanes Gustav and Ike, as well as environmental and asbestos losses on runoff business.

In 2009, we terminated one of our assumed reinsurance contracts and lowered participation on another. In 2008, the decrease in assumed premiums earned was due to the lower level of active assumed contracts we had as compared to prior years. In 2010, we entered into three new assumed contracts, which we anticipate will increase our assumed premiums writings.

In 2009, loss and loss settlement expenses were $4.0 million compared to $1.6 million in 2008; $.9 million of the 2009 losses were attributable to Hurricanes Gustav and Ike. The remaining losses incurred were primarily from business that was in runoff. The favorable loss experience in 2008 is attributable to a low level of catastrophe losses as well as favorable claims development on runoff business. In 2007, the improvement in losses and loss settlement expenses incurred resulted from a number of older runoff businesses where we were able to reduce reserves to zero. We continue to have exposure, primarily with respect to environmental and asbestos coverage related to the runoff of some business, as well as exposure to catastrophe losses for the small number of assumed reinsurance contracts that we have continued to underwrite.

Other Underwriting Expenses

Our underwriting expense ratios, which are a percentage of other underwriting expenses over premiums earned, were 31.3 percent, 29.4 percent and 29.3 percent for 2009, 2008 and 2007, respectively. In 2009 we were unable to defer underwriting expenses (primarily agent commissions and employee salaries) at the same level as we were able to in 2008, due to lower premium writings resulting from continued competition and the weak economy, thus leading to the increase in our expense ratio.

In 2008, our commission expense decreased due to lower profit-sharing commissions payable to our agents. This decrease was offset by an increase in the ratio of fixed underwriting expenses to premiums earned.

Life Insurance Segment

Life Insurance Segment Results of Operations				% Change	
(In Thousands)				**2009**	2008
Years ended December 31	**2009**	2008	2007	**vs. 2008**	vs. 2007
Revenues					
Net premiums written [1]	**$ 42,600**	$ 37,326	$ 31,447	**14.1 %**	18.7 %
Net premiums earned	**$ 42,821**	$ 37,794	$ 32,629	**13.3 %**	15.8 %
Investment income, net	**74,533**	74,125	79,076	**0.6**	-6.3
Realized investment gains (losses)	**(6,364)**	(12,262)	2,571	**48.1**	-576.9
Other income	**605**	935	595	**-35.3**	57.1
Total Revenues	**$ 111,595**	$ 100,592	$ 114,871	**10.9 %**	-12.4 %
Benefits, Losses and Expenses					
Loss and loss settlement expenses	**$ 16,773**	$ 13,291	$ 14,869	**26.2 %**	-10.6 %
Increase in liability for future policy benefits	**23,897**	23,156	15,666	**3.2**	47.8
Amortization of deferred policy acquisition costs	**9,287**	11,568	13,385	**-19.7**	-13.6
Other underwriting expenses	**8,745**	9,106	7,540	**-4.0**	20.8
Interest on policyholders' accounts	**41,652**	40,177	43,089	**3.7**	-6.8
Total Benefits, Losses and Expenses	**$ 100,354**	$ 97,298	$ 94,549	**3.1 %**	2.9 %
Income Before Income Taxes	**$ 11,241**	$ 3,294	$ 20,322	**241.3 %**	-83.8 %

(1) The Statutory Financial Measures section of this report defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Our life insurance segment produced pre-tax income of $11.2 million in 2009, compared to $3.3 million in 2008 and $20.3 million in 2007. In both 2009 and 2008, our pre-tax income was lower due to realized investment losses we experienced from OTTI charges in our portfolio of fixed maturity and equity securities. In 2009, 2008 and 2007, OTTI charges recorded totaled $8.5 million, $8.9 million and $.1 million, respectively.

Net premiums earned increased in 2009 as compared to 2008 as well as in 2008 as compared to 2007. The increase in net premium earned in both 2009 and 2008 is attributable to increased sales of single premium whole life products and to our increased marketing efforts.

Net investment income in both 2009 and 2008 was lower than in 2007, which is a reflection of lower market interest rates. Consolidated investment results are discussed in more detail later in this section under the caption "Investments."

United Life Insurance Company underwrites all of our life insurance business. Our principal life insurance products are deferred and immediate annuities, universal life products and traditional life (primarily single premium whole life insurance) products. We also underwrite and market other traditional products, including term life insurance and whole life insurance. Deferred and immediate annuities (84.1 percent), traditional life products (9.9 percent), universal life products (5.2 percent), and other life products (0.8 percent) comprised our 2009 life insurance premium revenues, as determined on the basis of statutory accounting practices. We do not write variable annuities or variable insurance products.

The fixed annuity deposits that we collect are not reported as net premiums written or earned under GAAP. Instead, we invest annuity deposits and record them as a liability against future policy benefits. The revenue that is generated from fixed annuity products consists of policy surrender charges and investment income. The difference between the yield we earn on our investment portfolio and the interest we credit on our fixed annuities is known as the investment spread. The investment spread is a major driver of the profitability for all of our annuity products.

Our annuity deposits increased 9.4 percent in 2009 compared to a decrease of 0.2 percent in 2008 and an increase of 11.1 percent in 2007. Annuity deposit levels increased from 2008 to 2009, primarily due to consumers choosing products with less risk and guaranteed returns.

In 2009, we experienced an increase in interest on policyholders' accounts, which is reflective of the increase in annuity deposits and the lowest level of surrenders and withdrawals experienced since 2005. In both 2008 and 2007, interest on policyholders' accounts decreased, as surrenders and withdrawals exceeded deposits, due to our annuitants seeking alternative options for their money.

The decrease in amortization of DAC in 2009 was due to modest changes in amortization schedules implemented for the universal life and deferred annuity lines, as compared to more significant changes in 2008. The 2008 changes were implemented because of lower than expected investment returns, reflecting large realized capital losses, as well as an adjustment in anticipated lapse rates, based upon recent experience. The impact of the changes each year resulted in a decrease of $3.1 million in DAC amortization charges in 2009 as compared to 2008. Offsetting this decrease was an increase in regular amortization charges in the traditional life line due to the growth of the business, increasing amortization charges by $.8 million in 2009 as compared to 2008.

Refer to "Critical Accounting Estimates" in this section for a more detailed discussion of our life segment's deferred policy acquisition costs.

Federal Income Taxes

We reported a federal income tax benefit of $18.3 million and $20.1 million in 2009 and 2008, respectively, resulting from a taxable loss in our property and casualty insurance operations. Our effective federal income tax rate was 30.1 percent for 2007. Our effective federal tax rate varied from the generally applicable federal income tax expense rate of 35.0 percent, due primarily to our portfolio of tax-exempt securities.

As of December 31, 2009, we have a net operating loss ("NOL") carryforward of $17.2 million, all of which is due to our purchase of American Indemnity Financial Corporation in 1999. Such net operating losses are currently available to offset future taxable income of our property and casualty companies. NOLs totaling $.8 million and $5.5 million expire in 2010 and 2011, respectively.

Due to our determination that we may not be able to fully realize the benefits of American Indemnity Financial Corporation's NOLs, we have recorded a valuation allowance against the NOLs. At December 31, 2009, this valuation allowance totaled $5.6 million and remained unchanged from December 31, 2007. The valuation allowance was reduced by $.5 million in 2007 due to utilization of the NOLs. Based on a yearly review we determine whether the benefit of the NOLs can be realized, and, if so, the decrease in the valuation allowance is recorded as a reduction to current federal income tax expense. In future years, decreases to the valuation allowance, if applicable, will continue to be recognized as a reduction to current federal income tax expense.

INVESTMENTS

Investment Environment

During both 2009 and 2008, we saw extraordinary volatility and deterioration in the financial markets. This deterioration impacted our investment income results for 2009. It is widely believed that the economic downtown we faced in recent years appears to be over, however the economic indicators illustrate that the recovery will be a long, slow process. We will carefully watch the national and global economies and financial markets and monitor and modify our investment portfolio to reflect changes in market conditions in order to match our liabilities and maximize our investment return.

Investment Philosophy

We invest the property and casualty insurance segment's assets to meet our liquidity needs and maximize our after-tax returns while maintaining appropriate risk diversification. We invest the life insurance segment's assets primarily in investment-grade fixed maturities in order to meet our liquidity needs, maximize our investment return and achieve a matching of assets to liabilities.

We comply with state insurance laws that prescribe the kind, quality and concentration of investments that may be made by insurance companies. We determine the mix of our investment portfolio based upon these state laws, our liquidity needs, our tax position and general market conditions. We also consider the timing of our obligations, so we have cash available to pay our obligations when they become due. We make any necessary modifications to our investment portfolio as changing conditions warrant. We manage all but a small portion of our investment portfolio internally.

With respect to our fixed maturity securities, our general investment philosophy is to purchase financial instruments with the expectation that we will hold them to their maturity. However, close management of our available-for-sale portfolio is considered necessary to maintain an approximate matching of assets to liabilities and to adjust the portfolio to respond to changing financial market conditions and tax considerations.

Investment Portfolio

Our invested assets at December 31, 2009 totaled $2.352 billion, compared to $2.095 billion at December 31, 2008. At December 31, 2009, fixed maturity securities comprised 92.3 percent of our investment portfolio, while equity securities accounted for 5.6 percent of the value of our portfolio. Because the primary purpose of the investment portfolio is to fund future claims payments, we utilize a conservative investment philosophy, investing in a diversified portfolio of high quality, intermediate-term taxable corporate bonds, taxable U.S. government bonds and tax-exempt U.S. municipal bonds.

Composition

We develop our investment strategies based on a number of factors, including estimated duration of reserve liabilities, short- and long-term liquidity needs, projected tax status, general economic conditions, expected rates of inflation and regulatory requirements. We manage our portfolio based on investment guidelines approved by management, which comply with applicable statutory regulations.

The composition of our investment portfolio at December 31, 2009, is presented in the following table.

(In Thousands)	Property & Casualty Insurance Segment	Percent of Total	Life Insurance Segment	Percent of Total	Total	Percent of Total
Fixed maturities[(1)]	$ 766,274	83.6 %	$ 1,401,722	97.5 %	$ 2,167,996	92.3 %
Equity securities	117,741	12.9	14,977	1.0	132,718	5.6
Trading securities	12,613	1.4	-	-	12,613	0.5
Mortgage loans	-	-	7,328	0.5	7,328	0.3
Policy loans	-	-	7,947	0.6	7,947	0.3
Other long-term investments	13,344	1.5	2,536	0.2	15,880	0.7
Short-term investments	5,083	0.6	2,276	0.2	7,359	0.3
Total	$ 915,055	100.0 %	$ 1,436,786	100.0 %	$ 2,351,841	100.0 %

(1) Available-for-sale fixed maturities are carried at fair value. Held-to-maturity fixed maturities are carried at amortized cost.

At December 31, 2009, $2,158.4 million, or 99.6 percent, of our fixed maturities were classified as available-for-sale, compared with $1,898.6 million, or 99.2 percent, at December 31, 2008. We classify our remaining fixed maturities as held-to-maturity or trading. We record held-to-maturity securities at amortized cost. We record trading securities, primarily convertible redeemable preferred debt securities, at fair value, with any changes in fair value recognized in earnings.

Credit Quality

The following table is a breakdown of our fixed maturity securities for our available-for-sale, held-to-maturity and trading security portfolios, by credit rating, at December 31, 2009 and 2008, respectively. Information contained in the table is based upon issue credit ratings provided by Moody's unless the rating is unavailable, and then it is obtained from Standard & Poor's:

(In Thousands)	December 31, 2009		December 31, 2008	
Rating	Carrying Value	% of Total	Carrying Value	% of Total
AAA	**$ 207,199**	**9.5 %**	$ 254,753	13.3 %
AA	**397,380**	**18.2**	390,726	20.3
A	**562,795**	**25.8**	534,074	27.8
Baa/BBB	**869,465**	**39.9**	623,527	32.4
Other/Not Rated	**143,770**	**6.6**	118,721	6.2
	$ 2,180,609	**100.0 %**	$ 1,921,801	100.0 %

Our total carrying value of "AAA" rated fixed maturity securities decreased in 2009 as compared to 2008 because "AAA" agency bonds that we owned were called during 2009. Both our "AA" and "Baa/BBB" fixed maturity securities increased due to purchases in 2009, as we sought a higher yield in our fixed maturity portfolio. Downgrades in corporate bonds and other securities during 2009 also shifted the composition of our investment portfolio, increasing our "A" and "Other/Not Rated" fixed maturity securities and contributing to the increase of our "Baa/BBB" fixed maturity securities.

The securities in our fixed maturity portfolio at December 31, 2009, continued to be affected by downgrades of our municipal bond holdings that occurred during 2008 and 2009.

Third-Party Guarantees

We base our investment decisions on the credit characteristics of individual securities; however, within our municipal bond portfolio are a number of securities whose ratings were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default. A downgrade in the credit ratings of the insurers of these securities in 2009 and 2008 has resulted in a corresponding downgrade in the ratings of the securities. Of the insured municipal securities in our investment portfolio, 95.1 percent and 95.3 percent were rated single A or above, and 70.0 percent and 68.9 percent were rated AA or above at December 31, 2009 and 2008, respectively, without the benefit of insurance. Due to the underlying financial strength of the issuers of the securities, we believe that the loss of insurance would not have a material impact on our operations, financial position, or liquidity.

We reviewed our investment portfolio pertaining to securities guaranteed by third parties, with both direct and indirect exposure. We have no direct exposure in any of the guarantors that guarantee our investments. Our largest indirect exposure with a single guarantor totaled $129.7 million or 31.5 percent of our insured municipal securities for December 31, 2009 as compared to $133.5 million or 31.7 percent for December 31, 2008. Our five largest indirect exposures to financial guarantors accounted for 79.6 percent and 79.0 percent of our insured municipal securities at December 31, 2009 and 2008, respectively.

Duration

Our investment portfolio is comprised primarily of fixed maturity securities whose fair value is susceptible to market risk, specifically interest rate changes. Duration is a measurement used to quantify our inherent interest rate risk and analyze our ability to match our invested assets to our claims liabilities. If our invested assets and claims liabilities have similar durations, then any change in interest rates will have an equal and opposite effect on our investments and claims liabilities. Mismatches in the duration of assets and liabilities can cause significant fluctuations in our results of operations. The primary purpose for matching invested assets and claims liabilities is liquidity. With appropriate matching, our investments will mature when cash is needed, preventing the need to liquidate other assets prematurely.

Group

The weighted average duration of our fixed maturity available-for-sale, held-to-maturity and trading portfolios, at December 31, 2009 is 6.0 years compared to 6.3 years at December 31, 2008.

Property and Casualty Insurance Segment

For our property and casualty insurance segment, the weighted average duration of our fixed maturity available-for-sale, held-to-maturity and trading portfolios, at December 31, 2009 is 7.3 years compared to 7.7 years at December 31, 2008.

The amortized cost and fair value of held-to-maturity, available-for-sale and trading securities at December 31, 2009, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations may be subject to prepayment risk and are therefore not categorized by contractual maturity.

(In Thousands)	Held-To-Maturity		Available-For-Sale		Trading	
December 31, 2009	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 255	$ 259	$ 15,325	$ 15,631	$ -	$ -
Due after one year through five years	6,636	6,613	114,234	120,008	5,657	6,101
Due after five years through 10 years	655	694	525,760	548,873	-	-
Due after 10 years	-	-	70,428	74,210	6,067	6,512
Mortgage-backed securities	4	4	2	2	-	-
	$ 7,550	$ 7,570	$ 725,749	$ 758,724	$ 11,724	$ 12,613

Life Insurance Segment

For our life insurance segment, the weighted average duration of our fixed maturity available-for-sale, held-to-maturity and trading portfolios, at December 31, 2009 and 2008 is 4.3 years.

The amortized cost and fair value of held-to-maturity, available-for-sale and trading securities at December 31, 2009, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations may be subject to prepayment risk and are therefore not categorized by contractual maturity.

(In Thousands)	Held-To-Maturity		Available-For-Sale	
December 31, 2009	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ 141,733	$ 143,860
Due after one year through five years	570	571	943,980	991,351
Due after five years through 10 years	-	-	181,616	181,752
Due after 10 years	-	-	65,203	63,752
Mortgage-backed securities	530	603	-	-
Collateralized mortgage obligations	955	976	17,452	18,952
	$ 2,055	$ 2,150	$ 1,349,984	$ 1,399,667

Net Investment Income

We invest the premiums received from our policyholders and annuitants in order to generate investment income, which is an important component of our revenues and profitability. The ability to increase investment income is affected by factors that are beyond our control and which may adversely impact investment income. These factors include: volatility in the financial markets, economic growth, inflation, interest rates, world political conditions, terrorism attacks or threats, adverse events affecting other companies in our industry or the industries in which we invest and other unpredictable national or world events.

Our investment results are summarized in the following table.

(In Thousands)				% Change	
As of and for the years ended December 31	**2009**	2008	2007	**2009 vs. 2008**	2008 vs. 2007
Investment income, net	**$ 106,075**	$ 107,577	$ 122,439	**-1.4 %**	-12.1 %
Realized investment gains (losses)					
Other-than-temporary impairment charges	**$ (18,307)**	$ (9,904)	$ (105)	**-84.8 %**	N/A
Other realized investment gains (losses)	**5,128**	(479)	9,775	**N/A**	N/A
Total realized investment gains (losses)	**$ (13,179)**	$ (10,383)	$ 9,670	**-26.9 %**	-207.4 %
Net unrealized gains, after tax	**$ 82,491**	$ 25,543	$ 85,579	**222.9 %**	-70.2 %

In 2009, our net investment income (pre-tax) declined $1.5 million to $106.1 million as compared to the same period in 2008. The decline was due to the following factors: lower market interest rates earned on our investment portfolio, which also affected the returns on our short-term investments and cash and cash equivalents; agency bonds that were called during 2009, the proceeds of which we reinvested at lower interest rates than the called bonds carried; and the reduction or discontinuation of dividend payments by some of our equity securities that previously had paid regular dividends.

Also contributing to the decline were changes in the value of certain investments in limited liability partnerships, which we account for under the equity method of accounting. Our largest investment is in a partnership fund that invests in U.S. subregional banks. We continue to hold our investments in limited liability partnerships, as it is anticipated that the performance of these holdings will improve as the industry recovers.

In 2008, our net investment income declined $14.9 million to $107.6 million. This decrease is attributable to lower market interest rates in 2008 than in 2007; mostly on our short-term and fixed maturity securities, which dropped an average of 203 basis points in 2008. This decrease is also attributable to the net cash outflows from our annuity business, which decreased our invested assets by $73.0 million in 2008 and $92.8 million in 2007. Further contributing to this decline was a loss in investment income of $4.5 million due to the performance of our investments in certain limited liability partnership holdings.

The following table summarizes the components of net investment income:

(In Thousands) Years Ended December 31	**2009**	2008	2007
Investment income			
Interest on fixed maturities	**$ 106,023**	$ 100,755	$ 103,632
Dividends on equity securities	**3,950**	5,749	6,190
Loss on other long-term investments (1)	**(1,133)**	(4,442)	(954)
Interest on mortgage loans	**587**	851	1,712
Interest on short-term investments	**558**	3,127	2,634
Interest on cash and cash equivalents	**1,094**	4,710	12,327
Other	**1,253**	1,588	1,208
Total investment income	**$ 112,332**	$ 112,338	$ 126,749
Less investment expenses	**6,257**	4,761	4,310
Investment income, net	**$ 106,075**	$ 107,577	$ 122,439

(1) Includes an adjustment for the changes in value of our holdings in limited liability partnership funds, which are accounted for under the equity method of accounting.

In 2009, 94.4 percent of our gross investment income originated from interest on fixed maturities, compared to 89.7 and 81.8 percent in 2008 and 2007, respectively.

The following table details our yield on average invested assets for 2009, 2008 and 2007, which is based on our invested assets (including money market accounts) at the beginning and end of the year divided by net investment income (after the deduction of investment expenses and excluding realized gains and losses).

(In Thousands)			
Years ended December 31	Average Invested Assets	Investment Income, Net	Annualized Yield on Average Invested Assets
2009	**$2,307,260**	**$106,075**	**4.6%**
2008	2,211,780	107,577	4.9%
2007	2,219,510	122,439	5.5%

Securities Lending

We participate in a securities lending program administered by The Northern Trust Company ("Northern Trust"), which generates investment income and provides discounts on other investment fees we are charged by Northern Trust. Pursuant to the lending agreement, certain of our fixed maturity securities are loaned to other institutions for short periods of time. Borrowers of these securities must deposit collateral, which is generally in the form of cash, with Northern Trust, as our agent, that is equal to at least 102% of the market value of the loaned securities plus accrued interest. The value of the loaned securities is marked to market daily by Northern Trust at an aggregate level per borrower. As the market value of the loaned securities fluctuates, the borrower either deposits additional collateral or Northern Trust refunds collateral to the borrower in order to maintain the collateral level at 102%. We retain the right to terminate the loan at any time, whereupon the borrower must return the loaned securities to Northern Trust. If the borrower defaults and does not return the securities, Northern Trust will use the deposited collateral to purchase equivalent securities for us. However, we would receive the deposited collateral in place of the borrowed securities if Northern Trust is unable to purchase equivalent securities. Our participation in the securities lending program generated investment income of $139,000 in 2009 and $89,000 in 2008. There were no securities on loan under the program at December 31, 2009 and 2008. We resumed our participation in the securities lending program in January 2010.

Realized Investment Gains and Losses

In 2009, we reported realized investment losses of $13.2 million, compared to losses of $10.4 million and gains of $9.7 million in 2008 and 2007, respectively. The following table summarizes the components of our realized investment gains or losses:

(In Thousands) Years Ended December 31	**2009**	2008	2007
Realized investment gains (losses)			
Fixed maturities	**$ (4,117)**	$ (11,728)	$ 2,078
Equity securities	**(11,362)**	1,427	6,020
Trading securities	**1,965**	(82)	1,572
Other long-term investments	**332**	-	-
Short-term investments	**3**	-	-
Total realized investment gains (losses)	**$ (13,179)**	$ (10,383)	$ 9,670

The realized investment losses in 2009 and 2008 were primarily due to pre-tax OTTI charges on our fixed maturity securities and equity securities. We recorded $18.3 million in investment write-downs in 2009 compared to $9.9 million and $.1 million in 2008 and 2007, respectively. The write-downs that occurred in 2009 and 2008 represent 0.8 percent and 0.5 percent of our investment portfolio, respectively. In 2007, our realized investment gains were due primarily to cash received as a result of transactions that impacted companies whose securities we held.

The following table summarizes the composition of our OTTI charges:

(In Thousands) Years Ended December 31		2009		2008		2007
Other-than-temporary-impairment charges (pre-tax)						
Fixed maturities	**$**	**5,759**	$	8,597	$	105
Equity securities		**12,548**		1,307		-
Total other-than-temporary-impairment charges	**$**	**18,307**	$	9,904	$	105

Net Unrealized Gains and Losses

As of December 31, 2009, net unrealized gains, after tax, totaled $82.5 million, compared to $25.5 million and $85.6 million as of December 31, 2008 and 2007, respectively. In 2009, an improvement in the equity markets and a decrease in market interest rates led to an increase in the carrying value of our fixed maturity and equity securities, which improved our net unrealized gains. In 2008 and 2007, depressed bond and stock prices, particularly for our holdings of investments in financial institutions, contributed to the decrease in net unrealized gains. We have and will continue to closely monitor market conditions and evaluate the long-term impact of the market volatility experienced in recent years on all of our investment holdings.

Changes in unrealized gains on available-for-sale securities do not affect net income (loss) and earnings (loss) per share but do impact comprehensive income (loss), stockholders' equity and book value per share. We believe that our unrealized losses on available-for-sale securities at December 31, 2009 are temporary based upon both our current analysis of the issuers of the securities that we hold and on current market conditions. It is possible that we could recognize impairment losses in future periods on securities that we own at December 31, 2009, if future events and information cause us to determine that a decline in value is other-than-temporary. However, we endeavor to invest in high quality assets to provide protection from future credit quality issues and corresponding impairment write-downs.

The following table summarizes the change in our net unrealized appreciation:

(In Thousands) Years Ended December 31		2009		2008		2007
Net changes in unrealized investment appreciation						
Available-for-sale fixed maturity securities	**$**	**126,555**	$	(70,516)	$	5,547
Equity securities		**24,673**		(58,130)		(13,985)
Short-term investments		**-**		-		56
Deferred policy acquistion costs		**(63,425)**		36,284		(3,831)
Income tax effect		**(30,855)**		32,326		4,273
Change in net unrealized appreciation	**$**	**56,948**	$	(60,036)	$	(7,940)

Refer to "Critical Accounting Estimates" in this section for a detailed discussion of our policy for recording OTTI charges.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity measures our ability to generate sufficient cash flows to meet our short- and long-term cash obligations. Our cash inflows are primarily a result of premiums, annuity deposits, reinsurance recoveries, sales or maturities of investments, and investment income. Historically, we have generated substantial cash inflows from operations. It is our policy to invest the cash generated from operations in securities with maturities that correlate to the anticipated timing of payments for losses and loss settlement expenses of the underlying insurance policies. The majority of our assets are invested in available-for-sale fixed maturity securities.

Our cash outflows are a result of losses and loss settlement expenses for property and casualty claims; payment of policyholder benefits under life insurance contracts; annuity withdrawals; payment of commissions, premium taxes, income taxes, operating expenses, dividends; and investment purchases. Cash outflows may be variable because of the uncertainty regarding settlement dates for losses. In addition, the timing and amount of individual catastrophe losses are inherently unpredictable and could increase our liquidity requirements.

In the insurance industry there generally is a time delay between when premiums are collected and when insurance claims or policyholder benefits are paid. During periods of positive operating cash flows, we are able to invest a portion of our operating cash flows to fund future insurance claims and policyholder benefit payments. During periods of negative operating cash flows, such as during a decline in premium revenues, we may need to sell investments to fund payments to claimants and policyholders. Additionally, if we experience several significant catastrophes over a relatively short period of time, or if we experience an extraordinary catastrophe, it is possible that investments may have to be sold before their maturity dates to fund payments, which could either result in investment gains or losses.

Our cash flows from operations were sufficient to meet our liquidity needs in 2009, 2008 and 2007.

We invest funds required for short-term cash needs primarily in money market accounts, which are classified as cash equivalents. At December 31, 2009, our cash and cash equivalents included $96.2 million related to these money market accounts, compared with $70.7 million at December 31, 2008.

If our operating and investing cash flows are not sufficient to support our operations, we may also borrow up to $50.0 million on a bank line of credit. Under the terms of our credit agreement, interest on outstanding notes is payable at the lender's prevailing prime rate, minus 1.0 percent. We did not utilize our line of credit during 2009 or 2008, other than to secure letters of credit utilized in our reinsurance operations. As of December 31, 2009, none of our line of credit was allocated for that purpose compared to $.2 million as of December 31, 2008.

The following table displays a summary of cash sources and uses in 2009, 2008 and 2007.

Cash Flow Summary	Years Ended December 31,		
(In Thousands)	**2009**	2008	2007
Cash provided by (used in):			
Operating activities	$ **100,408**	$ 43,904	$ 105,780
Investing activities	**(130,089)**	(107,255)	(16,332)
Financing activities	**110,950**	(79,632)	(91,928)
Net increase (decrease) in cash and cash equivalents	$ **81,269**	$ (142,983)	$ (2,480)

Operating Activities

Net cash flows provided by operating activities totaled $100.4 million in 2009, compared to $43.9 million in 2008 and $105.8 million in 2007, respectively. Significant sources of operating cash flows are derived from underwriting operations and net investment income. Cash flows for 2009 reflect an increase in loss payments; a reduction in other assets of $29.0 million for the conclusion of certain litigation related to Hurricane Katrina; and a reduction in reinsurance recoveries due to the collection of payments during the year and the improvement in our catastrophe experience in 2009 as compared to 2008.

Net cash flows in 2008 were reduced primarily due to the increase in claims incurred, (including the impact of higher catastrophe losses). In addition, in 2008 we were required to make a cash deposit of $29.0 million in connection with certain litigation related to Hurricane Katrina.

Investing Activities

Net cash flows used in investment activities totaled $130.1 million in 2009, compared to $107.3 million in 2008 and $16.3 million in 2007. The availability of more cash from financing activities in 2009, primarily due to the higher level of annuity deposits, allowed us to invest at a level similar to 2008.

In 2009, we continued to purchase a higher level of corporate fixed maturities rather than other investment vehicles such as short-term investments, which were less profitable due to the lower market interest rates. In 2008, we substantially increased our purchases of corporate fixed maturity securities, as the interest rates on these securities increased during 2008.

Financing Activities

Net cash flows provided by financing activities totaled $111.0 million in 2009, compared to net cash used of $79.6 million and $91.9 million in 2008 and 2007, respectively. Net cash flows from financing activities improved significantly in 2009, primarily due to the life insurance segment's annuity and universal life contract deposits exceeding withdrawals. We began to experience a slowdown in the amount of withdrawals in 2008, which is indicative of the change in economic conditions and the inclination of consumers to choose products with less risk and guaranteed returns. This slowdown continued into 2009, with 2009 experiencing the largest reduction of withdrawals since 2005.

Net cash flows from financing activities were impacted by a combination of factors in 2008 and 2007. Cash outflows associated with our life insurance segment's annuity portfolio had increased from historical levels in connection with the increased level of surrenders and withdrawals experienced in recent years. Net cash used in these activities totaled $48.8 million and $61.7 million for 2008 and 2007, respectively. The increase in withdrawals is described in the earlier "Life Insurance Segment" section.

During 2009, 2008 and 2007, pursuant to authorization by our Board of Directors, we repurchased 92,721, 580,792 and 497,500 shares of common stock respectively, which used cash totaling $1.5 million in 2009, $14.8 million in 2008 and $16.1 million in 2007. Dividend payments to our common stockholders totaled $16.0 million in 2009, compared with $16.2 million in 2008 and $15.3 million in 2007.

CAPITAL RESOURCES

Stockholders' Equity

Stockholders' equity increased from $641.7 million at December 31, 2008, to $672.7 million at December 31, 2009, an increase of 4.8 percent. The increase in stockholders' equity between years is primarily due to an increase in net unrealized appreciation on investments of $56.9 million, after-tax. This was somewhat offset by a net loss of $10.4 million; dividends paid of $16.0 million; repurchase of common stock of $1.5 million; and the change in underfunded status of our employee benefit plans of $.2 million, net of tax. The book value per share of our common stock was $25.35 at December 31, 2009, compared with $24.10 at December 31, 2008.

Contractual Obligations and Commitments

The following table shows our contractual obligations and commitments, including our estimated payments due by period, at December 31, 2009.

(In Thousands)	Payments Due By Period				
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Future policy benefit reserves [1]	$ 1,866,277	$ 200,388	$ 419,028	$ 402,799	$ 844,062
Loss and loss settlement expense reserves	606,045	221,304	193,244	90,907	100,590
Operating leases	16,623	4,077	6,733	4,801	1,012
Total	$ 2,488,945	$ 425,769	$ 619,005	$ 498,507	$ 945,664

(1) This projection of our obligation for future policy benefits considers only actual future cash outflows. The future policy benefit reserves presented on the consolidated balance sheet is the net present value of the benefits to be paid, less the net present value of future net premiums.

Future Policy Benefits

Future payments to be made to policyholders and beneficiaries must be actuarially estimated and are not determinable from the contract. The projected payments are based on our current assumptions for mortality, morbidity and policy lapse, but are not discounted with respect to interest. Additionally, the projected payments are based on the assumption that the holders of our annuities and life insurance policies will withdraw their account balances from our company upon the expiration of their contracts. Policies must remain in-force for the policyholder or beneficiary to receive the benefit under the policy. Depending on the terms of a particular policy, future premiums from the policyholder may be required for the policy to remain in-force. The future policy benefit reserves for the life insurance segment reported on the Consolidated Balance Sheets are generally based on the historical assumptions for mortality and policy lapse rates and are on a discounted basis. Accordingly, the amounts presented above for future policy benefit reserves significantly exceeds the amount of future policy benefit reserves reported on our Consolidated Balance Sheets at December 31, 2009.

Loss and Loss Settlement Expense Reserves

The amounts presented are estimates of the dollar amounts and time periods in which we expect to pay out our gross loss and loss settlement expense reserves. These amounts are estimates based upon historical payment patterns and may not represent actual future payments because the timing of future payments may vary from the stated contractual obligation. Refer to "Critical Accounting Estimates: Loss and Loss Settlement Expenses – Property and Casualty Insurance Segment" in this section for further discussion.

Operating Leases

Our operating lease obligations are for the rental of office space, vehicles, computer equipment and office equipment.

Off-Balance Sheet Arrangements

Pursuant to an agreement with one of our limited liability partnership holdings, we are contractually committed to make capital contributions up to $15.0 million, upon request by the partnership, through December 31, 2017. As of December 31, 2009, our remaining potential contractual obligation was $13.1 million.

ENTERPRISE RISK MANAGEMENT

Enterprise risk management ("ERM") is a methodology that helps an organization assess and manage its overall exposure to risk. ERM begins as a capital preservation process that helps insurers identify, quantify and manage risks from all sources that exist throughout the corporation, including risks arising from investments, underwriting, and operations. ERM considers the accumulation and diversification of risk and utilizes a company's past experience to help evaluate future business plans and manage risk.

We employ a multi-disciplinary approach to risk identification and evaluation – from claims to underwriting to financial to investments. Members of our ERM committee include our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Vice President of Claims, Vice President of Corporate Underwriting, Chief Investment Officer and Vice President/Chief Operating Officer of our life insurance subsidiary (United Life Insurance Company), as well as United Life Insurance Company's independent actuary. During 2009, this committee met on a quarterly basis with two members of our Board of Directors to oversee our risk management process and to implement risk management strategies. At the November 2009 meeting of our Board of Directors, the directors established a Risk Management Committee consisting of four directors. Going forward, this committee will meet on a quarterly basis and will continue meeting jointly with the ERM committee.

During its meetings, the ERM committee discusses the risks that our company faces, as well as the controls that are in place to mitigate those risks. These are not new ideas – management has actively and successfully managed risks throughout our company's history. Collectively, the committee has identified two broad categories of risk faced by our company – insurance risk and operational risk. Types of insurance risks generally include, but are not limited to, those risks associated with catastrophes, geographical concentrations of property insured, business mix, underwriting practices, loss reserving practices, policy pricing, and the actions of our competitors. Types of operational risks we face generally include, but are not limited to, those risks associated with business continuity planning, information technology, executive succession planning, regulatory and legal compliance, diversification and quality of investments and the application of accounting policies and procedures.

ERM issues are discussed both during our quarterly meetings of the Board of Directors and at our semi-annual managers meetings. At these meetings, directors and managers are updated on ERM issues and the ongoing efforts of the ERM committee. The work of our ERM committee has led to the development of new tools designed to aid in the evaluation and mitigation of underwriting risks.

In 2009, we established a Business Continuity group that enables us to be better prepared in the event of another disaster similar to the floods we experienced in 2008. The Business Continuity group evaluated our risks that are specific to natural perils such as flooding, while our ERM Committee evaluated other risks we have such as cyber events, and directors and officers liability.

One of the most significant risks in our business is our exposure to catastrophic events. Although catastrophes are inherently unpredictable, we use various analyses and methods, including computer modeling techniques, to analyze catastrophic events and the risks associated with them. We use these analyses and methods to make underwriting and reinsurance decisions designed to manage our exposure to losses associated with catastrophic events.

As part of our risk management process, we use third-party proprietary computer modeling of windstorm/hail, hurricane and earthquake events, to aid in estimating the likelihood that the loss from a single event occurring in a one-year timeframe will equal or exceed a particular amount.

Catastrophe modeling requires a significant amount of judgment and a number of assumptions and relies upon inputs based on experience, science, engineering and history. We utilize various tools and techniques to evaluate our catastrophe exposures including utilizing multiple catastrophe models, analysis of realistic disaster scenarios, evaluation of total insured values and exposure aggregates. Such models may fail to account for risks that are outside of the range of normal probability or that are otherwise unforeseeable. Consequently, catastrophe modeling estimates are subject to significant uncertainty. In addition, more than one such event could occur in any period.

There are no industry-standard methodologies or assumptions for projecting catastrophe exposure. Accordingly, catastrophe estimates provided by different insurers may not be comparable.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are defined as those that are representative of significant judgments and uncertainties and that potentially may result in materially different results under different assumptions and conditions. We base our discussion and analysis of our results of operations and financial condition on the amounts reported in our Consolidated Financial Statements, which we have prepared in accordance with GAAP. As we prepare these Consolidated Financial Statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. We believe that our most critical accounting estimates are as follows.

Investment Valuation

Upon acquisition, we classify investments in marketable securities as held-to-maturity, available-for-sale, or trading. We record investments in held-to-maturity fixed maturities at amortized cost. We record available-for-sale fixed maturity securities, trading securities and equity securities at fair value. Other long-term investments are recorded on the equity method of accounting. We record mortgage loans at amortized cost and policy loans at the outstanding loan amount due from policyholders.

In general, investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Therefore, it is reasonably possible that changes in the fair value of our investment securities reported at fair value will occur in the near term and such changes could materially affect the amounts reported in the Consolidated Financial Statements. Also, it is reasonably possible that changes in the carrying values of our limited liability partnerships could occur in the future and such changes could materially affect our results of operations and financial condition on the amounts reported in our Consolidated Financial Statements.

Determining Fair Value

We value our available-for-sale fixed maturities, trading securities, equity securities, short-term investments and money market accounts at fair value in accordance with the applicable FASB guidance on fair value measurements and disclosures. We exclude unrealized appreciation or depreciation on investments carried at fair value, with the exception of trading securities, from net income and report it, net of applicable deferred income taxes, as a component of accumulated other comprehensive income in stockholders' equity.

Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments.

Level 2: Valuations are based on quoted prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

To determine the fair value of the majority of our investments, we utilize prices obtained from independent, nationally recognized pricing services. We obtain one price for each security. When the pricing services cannot provide a determination of fair value for a specific security, we obtain non-binding price quotes from broker-dealers that we have had several years' experience with and who have demonstrated knowledge of the subject security. We request and utilize one broker quote per security.

We validate the prices obtained from pricing services and brokers prior to their use for reporting purposes by evaluating their reasonableness on a monthly basis. Our validation process includes a review for unusual fluctuations. In our opinion, the pricing obtained at December 31, 2009, was reasonable.

In order to determine the proper classification in the fair value hierarchy for each security where the price is obtained from an independent pricing service, we obtain and evaluate the vendors' pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities, such as a New York Stock Exchange closing price and quoted prices for identical securities in markets that are not active. For fixed maturity securities, an evaluation of interest rates and yield curves observable at commonly quoted intervals, volatility, prepayment speeds, and credit risks and default rates may also be performed. We have determined that these processes and inputs result in fair values and classifications consistent with the applicable FASB guidance on fair value measurements.

We review our fair value hierarchy categorizations on a quarterly basis, at which time the classification of certain financial instruments may change if the input observations have changed. The following table presents the categorization for our financial instruments measured at fair value on a recurring basis in our Consolidated Balance Sheets at December 31, 2009:

(In Thousands)		Fair Value Measurements		
Description	December 31, 2009	Level 1	Level 2	Level 3
Assets of December 31, 2009:				
Available-for-sale fixed maturities	$ 2,158,391	$ -	$ 2,127,932	$ 30,459
Equity securities	132,718	132,428	290	-
Trading securities	12,613	1,519	11,094	-
Short-term investments	7,359	1,100	6,005	254
Money market accounts	96,163	96,163	-	-
Total assets as of December 31, 2009	$ 2,407,244	$ 231,210	$ 2,145,321	$ 30,713

The fair value of securities that are categorized as Level 1 is based on quoted market prices that are readily and regularly available.

The fair value of securities that are categorized as Level 2 is determined by management in reliance on market values obtained from independent pricing services and brokers. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the reporting date. Our independent pricing services and brokers obtain prices from reputable pricing vendors in the marketplace. They continually monitor and review the external pricing sources, while actively participating to resolve any pricing issues that may arise.

The securities categorized as Level 3 include holdings in certain private placement fixed maturity and equity securities and certain impaired securities for which there is not an active market. The fair value of our Level 3 impaired securities was determined primarily based upon management's assumptions regarding the timing and amount of future cash inflows.

If a security has been written down or the issuer is in bankruptcy, management relies in part on outside opinions from rating agencies, our lien position on the security, general economic conditions and management's expertise to determine fair value. We have the ability and the positive intent to hold securities until such time that we are able to recover all or a portion of our original investment. If a security does not have a market at the balance sheet date, management will estimate the security's fair value based on other securities in the market. Management will continue to monitor securities after the balance sheet date to confirm that their estimated fair value is reasonable.

The following table provides a summary of the changes in fair value of our Level 3 securities for 2009:

(In Thousands)	Available-for-sale fixed maturities	Equity securities	Short-term investments	Total
Balance at January 1, 2009	$ 6,254	$ 1,851	$ -	$ 8,105
Realized losses [(1)]	(1)	-	-	(1)
Unrealized gains [(1)]	331	-	-	331
Purchases and disposals	65	-	254	319
Transfers in	26,010	-	-	26,010
Transfers out	(2,200)	(1,851)	-	(4,051)
Balance at December 31, 2009	$ 30,459	$ -	$ 254	$ 30,713

(1) Realized gains are recorded as a component of current operations whereas unrealized gains are recorded as a component of comprehensive income.

The amount reported in the previous table as "transfers in" consisted of $22.7 million in available-for-sale fixed maturities that were primarily private placement securities that had no observable price available at December 31, 2009, and $3.3 million of available-for-sale fixed maturities that were subsequently reclassified, as a disposal, to other long-term investments due to bankruptcy reorganization. The $4.1 million in "transfers out" resulted from available-for-sale fixed maturities and equity securities that previously had no observable price at December 31, 2008, but for which observable prices were available at December 31, 2009.

The following table presents the composition of our Level 3 securities at December 31, 2009:

(In Thousands)	Level Three	% of Total Fair Value	Total from Balance Sheet	% of Level Three
Available-For-Sale Fixed Maturities				
Bonds				
Collateralized mortgage obligation	$ -	- %	$ 18,952	- %
Mortgage-backed securities	-	-	2	-
All other government:				
US Treasury	-	-	35,650	-
Agency	-	-	70,625	-
States, municipalities and political subdivisions:				
General obligations	-	-	390,378	-
Special revenue	1,110	3.6	227,362	0.5
All foreign bonds:				
Canadian	-	-	58,826	-
Other foreign	1,394	4.6	82,414	1.7
Public utilities:				
Electric	70	0.2	224,004	-
Natural gas	-	-	57,806	-
Other	-	-	3,778	-
Corporate bonds:				
Bank, trust, and insurance	14,028	46.1	289,209	4.8
Transportation	-	-	32,187	-
Energy	-	-	152,339	-
Technology	-	-	89,172	-
Basic industry	4,806	15.7	109,567	4.4
Credit cyclicals	2,848	9.4	72,585	3.9
Other	6,203	20.4	243,535	2.5
Total Available-For-Sale Fixed Maturities	$ 30,459	100.0 %	$ 2,158,391	1.4 %
Short-Term Investments	$ 254	100.0 %	$ 7,359	3.5 %

For further discussion on fair value measurements and disclosures refer to Note 3. "Fair Value of Financial Instruments" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

Other-Than-Temporary Impairment Charges

We continually monitor the difference between our cost basis and the estimated fair value of our investments. Our accounting policy for impairment recognition requires OTTI charges to be recorded when we determine that it is more likely than not that we will be unable to collect all amounts due according to the contractual terms of the fixed maturity security or that the anticipated recovery in fair value of the equity security will not occur in a reasonable amount of time. Impairment charges on investments are recorded based on the fair value of the investments at the measurement date. Factors considered in evaluating whether a decline in value is other-than-temporary include: the length of time and the extent to which fair value has been less than cost; the financial condition and near-term prospects of the issuer; our intention to hold the investment; and the likelihood that we will be required to sell the investment. As of December 31, 2009, we had a number of securities where fair value was less than our cost. The total unrealized depreciation on these securities totaled $14.7 million at December 31, 2009, compared with $82.6 million at December 31, 2008. At December 31, 2009, the largest unrealized loss, after tax, on any single fixed maturity or equity security was $1.7 million. Our rationale for not recording OTTI charges on these securities is discussed in Part II, Item 8, Note 2, "Summary of Investments."

Deferred Policy Acquisition Costs – Property and Casualty Insurance Segment

We record an asset for DAC, such as commissions, premium taxes and other variable costs incurred in connection with the writing of our property and casualty lines of business.

The following table summarizes DAC for December 31, 2009 and 2008.

	Years Ended December 31,			
(In Thousands)		**2009**		2008
Deferred policy acquisition costs at beginning of the year	**$**	**52,222**	$	58,291
Current deferred costs		**98,946**		111,521
Current amortization		**(105,606)**		(117,590)
Deferred policy acquistion costs at end of year	**$**	**45,562**	$	52,222

This asset is amortized over the life of the policies written, generally one year. We assess the recoverability of DAC on a quarterly basis by line of business. This assessment is performed by comparing recorded unearned premium to the sum of unamortized DAC and estimates of expected losses and loss settlement expenses. If the sum of these costs exceeds the amount of recorded unearned premium, (i.e., the line of business is expected to generate an operating loss) the excess is recognized as an offset against the asset established for DAC. This offset is referred to as a premium deficiency charge. If the amount of the premium deficiency charge is greater than the unamortized deferred policy acquisition cost asset, a liability will be recorded for the excess.

To calculate the premium deficiency charge, we estimate expected losses and loss settlement expenses by using an assumed loss and loss settlement expense ratio which approximates that of the recent past. This is the only assumption we utilize in our calculation. Changes in this assumption can have a significant impact on the amount of premium deficiency charge calculated. We do not consider anticipated investment income in determining the recoverability of deferred costs.

The following table illustrates the hypothetical impact on the premium deficiency charge recorded at December 31, 2009 of reasonably likely changes in the assumed loss and loss settlement expense ratio utilized for purposes of this calculation. The entire impact of these changes would be recognized through income as other underwriting expenses. The base amount indicated below is the actual premium deficiency charge recorded as of December 31, 2009.

Sensitivity Analysis - Impact of Changes in Assumed Loss and Loss Settlement Expense Ratios					
(In Thousands)	-10%	-5%	Base	+5%	+10%
Premium deficiency charge estimated	2,951	3,747	3,014	8,272	14,477

Actual future results could differ materially from our current estimates, requiring adjustments to the recorded deferred policy acquisition cost asset. Such adjustments are recorded through operations in the period the adjustments are identified. Due to changes in the estimated recoverability of DAC, the premium deficiency charge calculated at December 31, 2009 increased $1.8 million from the premium deficiency charge calculated at December 31, 2008 and $1.2 million from the charge calculated at December 31, 2007. An increase in the premium deficiency charge results in the deferral of comparatively less underwriting costs period over period, resulting in a relatively smaller deferred acquisition cost asset. The changes in the estimated recoverability of DAC are attributable to deterioration in our underwriting experience in the past two years.

Deferred Policy Acquisition Costs – Life Insurance Segment

Costs that vary with and relate to the acquisition of life insurance and annuity business are deferred and recorded as DAC asset. Such costs consist principally of commissions and policy issue expenses.

The following table summarizes DAC for December 31, 2009 and 2008. The majority of the DAC asset relates to our universal life and annuity contracts, hereafter referred to as non-traditional business.

	Years Ended December 31,	
(In Thousands)	**2009**	2008
Deferred policy acquisition costs at beginning of the year	**$ 106,043**	$ 70,707
Current deferred costs	**13,612**	10,620
Current amortization	**(9,287)**	(11,568)
Ending unamortized deferred policy acquisition costs	**$ 110,368**	$ 69,759
Change in "shadow" deferred policy acquistion costs	**(63,425)**	36,284
Deferred policy acquistion costs at end of year	**$ 46,943**	$ 106,043

We defer and amortize policy acquisition costs, with interest, on traditional life insurance policies, over the anticipated premium-paying period in proportion to the present value of expected gross premium. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency and investment returns at policy issuance. These assumptions are not revised after policy issuance unless the deferred acquisition cost balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volumes.

We defer policy acquisition costs related to non-traditional business and amortize these costs in proportion to the present value of estimated expected gross profits. The components of gross profit include investment spread, mortality and expense margins and surrender charges. Of these factors, we anticipate that investment returns, expenses and persistency are reasonably likely to significantly impact the rate of deferred acquisition cost amortization.

We periodically review estimates of expected profitability and evaluate the need to "unlock" or revise the amortization of the deferred policy acquisition cost asset. The primary assumptions utilized when estimating future profitability relate to interest rate spread, mortality experience and policy lapse experience. The table below illustrates the impact that a reasonably likely change in our assumptions used to estimate expected gross profits would have on the deferred policy acquisition cost asset for our non-traditional business recorded as of December 31, 2009. The entire impact of the changes illustrated would be recognized through operations as an increase or decrease to amortization expense.

Sensitivity Analysis - Impact of changes in assumptions (In Thousands)				
Changes in assumptions		-10%		+10%
Interest rate spread assumption	$	(1,725)	$	1,592
Mortality experience assumption		2,503		(2,694)
Policy lapse experience assumption		2,397		(2,247)

A material change in these assumptions could have a negative or positive effect on our reported deferred policy acquisition cost asset, earnings and stockholders' equity.

The DAC in connection with our non-traditional business are adjusted with respect to estimated expected gross profits as a result of changes in the net unrealized gains or losses on available-for-sale fixed maturity securities allocated to support the block of fixed annuities and universal life policies. That is, because we carry available-for-sale fixed maturity securities at fair value, we make an adjustment to DAC equal to the change in amortization that would have been recorded if we had sold such securities at their stated fair value and reinvested the proceeds at current yields. We include the change in this adjustment, which is called "shadow" DAC, net of tax, as a component of accumulated other comprehensive income. At December 31, 2009, "shadow" DAC decreased our DAC asset by $35.1 million, compared with "shadow" DAC that increased our DAC asset by $28.3 million at December 31, 2008.

Loss and Loss Settlement Expenses – Property and Casualty Insurance Segment

Reserves for losses and loss settlement expenses are reported using our best estimate of ultimate liability for claims that occurred prior to the end of any given accounting period but have not yet been paid. Before credit for reinsurance recoverables, these reserves were $606.0 million and $586.1 million at December 31, 2009 and 2008, respectively. We purchase reinsurance to mitigate the impact of large losses and catastrophic events. Loss and loss settlement reserves ceded to reinsurers were $33.8 million for 2009 and $52.5 million for 2008. Our reserves by line of business as of December 31, 2009, were as follows.

(In Thousands)		Case Basis		IBNR		Loss Settlement Expense		Total Reserves
Commercial lines:								
Fire and allied lines	$	41,761	$	22,464	$	5,131	$	69,356
Other liability		114,455		47,612		91,786		253,853
Automobile		65,499		13,356		14,791		93,646
Workers' compensation		107,789		5,840		18,035		131,664
Fidelity and surety		5,094		370		977		6,441
Miscellaneous		421		113		67		601
Total commercial lines	$	335,019	$	89,755	$	130,787	$	555,561
Personal lines:								
Automobile	$	6,964	$	388	$	1,145	$	8,497
Fire and allied lines		9,766		3,988		1,531		15,285
Miscellaneous		1,063		96		99		1,258
Total personal lines	$	17,793	$	4,472	$	2,775	$	25,040
Reinsurance		7,331		18,000		113		25,444
Total	$	360,143	$	112,227	$	133,675	$	606,045

Case-Basis Reserves

For each of our lines of business, with respect to reported claims, we establish reserves on a case-by-case basis. Our experienced claims personnel estimate these case-based reserves using adjusting guidelines established by management. Our goal is to set the case-based reserves at the ultimate expected loss amount as soon as possible after information about the claim becomes available.

Estimating case reserves is subjective and complex and requires us to make estimates about the future payout of claims, which is inherently uncertain. When we establish and adjust reserves, we do so based on our knowledge of the circumstances and facts of the claim. Upon notice of a claim, we establish a factor reserve based on the claim information reported to us at that time. Subsequently, we conduct an investigation of each reported claim, which allows us to more fully understand the factors contributing to the loss and our potential exposure. This investigation may extend over a long period of time. As our investigation of a claim develops, and as our claims personnel identify trends in claims activity, we may refine and adjust our estimates of case reserves. To evaluate and refine our overall reserving process, we track and monitor all claims until they are settled and paid in full, with all salvage and subrogation claims being resolved.

Most of our insurance policies are written on an occurrence basis which provides coverage if a loss occurs in the policy period, even if the insured reports the loss many years later. For example, some general liability claims are reported 10 years or more after the policy period, and the workers' compensation coverage provided by our policies pays unlimited medical benefits for the duration of the claimant's injury up to the lifetime of the claimant. In addition, final settlement of certain claims can be delayed for years or decades due to litigation or other reasons. Reserves for these claims require us to estimate future costs, including the effect of judicial actions, litigation trends and medical cost inflation, among others. Reserve development can occur over time as conditions and circumstances change in years after the policy was issued.

Our loss reserves include amounts related to both short-tail and long-tail lines of business. "Tail" refers to the time period between the occurrence of a loss and the ultimate settlement of the claim. A short-tail insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a long-tail insurance product are sometimes not known and settled for many years. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary from the reserves initially established. Accordingly, long-tail insurance products can have significant implications on the reserving process.

Our short-tail lines of business include fire and allied lines, homeowners, commercial property, auto physical damage and inland marine. The amounts of the case-based reserves that we establish for claims in these lines depend upon various factors, such as individual claim facts (including type of coverage and severity of loss), company historical loss experience and trends in general economic conditions (including changes in replacement costs, medical costs and inflation).

For short-tail lines of business, the estimation of case-basis loss reserves is less complex than for long-tail lines because claims are generally reported and settled shortly after the loss occurs and because the claims relate to tangible property. Because of the relatively short time from claim occurrence to settlement, actual losses typically do not vary greatly from reserve estimates.

Our long-tail lines of business include workers' compensation and other liability. In addition, certain product lines such as personal and commercial auto, commercial multi-peril and surety include some long-tail coverages and some short-tail coverages. For many liability claims, significant periods of time, ranging up to several years, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long-tail liability classes has limited statistical credibility in our reserving process because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. In addition, long-tail liability claims are more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment. Consequently, the estimation of loss reserves for long-tail classes is more complex and subject to a higher degree of variability than for short-tail classes.

The amounts of the case-based reserves that we establish for claims in long-tail lines depends upon various factors, including individual claim facts (including type of coverage, severity of loss and underlying policy limits), company historical loss experience, changes in underwriting practice, legislative enactments, judicial decisions, legal developments in the awarding of damages, changes in political attitudes and trends in general economic conditions, including inflation. As with the short-tail lines of business, we review and make changes to long-tail case-based reserves based on our review of continually evolving facts as they become available to us during the claims settlement process. Our adjustments to case-based reserves are reflected in the financial statements in the period that new information arises about the claim. Examples of facts that become known that could cause us to change our case-based reserves include, but are not limited to: evidence that loss severity is different than previously assessed, new claimants who have presented claims and the assessment that no coverage exists.

IBNR Reserves

IBNR reserves are estimated liabilities, which we establish because claims are not always reported promptly upon occurrence and because the assessment of existing known claims may change over time with the development of new facts, circumstances and conditions, which may include litigation.

For both our short-tail and long-tail lines of business, we establish our reserves for IBNR claims by applying a factor to our current pool of in-force premium, as well as evaluating our IBNR to exposure units. This factor has been developed through a historical analysis of company experience as to what level of IBNR reserve should be established to achieve an adequate IBNR reserve relative to our existing loss exposure base. Unique circumstances or trends which are evident as of the end of a given period may require us to refine our IBNR reserve calculation. This methodology for establishing our IBNR reserve has consistently resulted in aggregate reserve levels that management believes are reasonable in comparison to the reserve estimates prepared by Regnier Consulting Group, Inc., an independent actuary which we utilize in our reserving process.

For our short-tail lines of business, IBNR reserves constitute a small portion of the overall reserves. This is because claims are generally reported and settled shortly after the loss occurs. In our long-tail lines of business, IBNR reserves constitute a relatively higher proportion of total reserves, because, for many liability claims, significant periods of time may elapse between the initial occurrence of the loss, the reporting of the loss to us and the ultimate settlement of the claim.

Loss Settlement Expense Reserves

Loss settlement expense reserves include amounts ultimately allocable to individual claims, as well as amounts required for the general overhead of the claims handling operation that are not specifically allocable to individual claims. We do not establish loss settlement expense reserves on a claim-by-claim basis. Instead, we examine the ratio of loss settlement expenses paid to losses paid over the most recent three-year period, by line. We use these factors and apply them to open reserves, including IBNR reserves. We develop these factors annually, each December and use them throughout the year, unless development patterns or emerging trends warrant adjustments to the factors.

Generally, the loss settlement expense reserves for long-tail lines are a greater portion of the overall reserves, as there are often substantial legal fees and other costs associated with the complex liability claims that are associated with long-tail lines. Because short-tail lines settle much more quickly and the costs are easier to determine, loss settlement expense reserves for short-tail claims constitute a smaller portion of the total reserves.

Reinsurance Reserves

The estimation of assumed and ceded reinsurance loss and loss settlement expense reserves is subject to the same factors as the estimation of loss and loss settlement expense reserves. In addition to those factors, which give rise to inherent uncertainties in establishing loss and loss settlement expense reserves, there exists a delay in our receipt of reported claims for assumed business due to the procedure of having claims first reported through one or more intermediary insurers or reinsurers.

Key Assumptions

In establishing an estimate of loss and loss settlement reserves, management uses a number of key assumptions. They are as follows:

- To the best of our knowledge, there are no new latent trends that would impact our case-basis reserves;
- Our case-basis reserves reflect the most up-to-date information available about the unique circumstances of each claim;
- No new judicial decisions or regulatory actions will increase our case-basis obligations;
- The historical patterns of claim frequency and claim severity utilized within our IBNR reserve calculation, without considering unusual events, are consistent and will continue to be consistent; and
- The company's historical ratio of loss settlement expenses ("LAE") paid to losses paid is consistent and will continue to be consistent.

Our key assumptions are subject to change as actual claims occur and as we gain additional information about the variables that underlie our assumptions. Accordingly, management reviews and updates these assumptions periodically to ensure that the assumptions continue to be valid. If necessary, management makes changes not only in the estimates derived from the use of these assumptions, but also in the assumptions themselves. Due to the inherent uncertainty in the loss reserving process, management believes that there is a reasonable chance that modification to key assumptions could individually, or in aggregate, result in reserve levels that are misstated either above or below the actual amount for which the related claims will eventually settle.

As an example, if our reserve for loss and loss settlement expenses of $606.0 million as of December 31, 2009, is 10 percent inadequate, we would experience a reduction in future earnings of up to $6.1 million, pre-tax. This reduction could be recorded in one year or multiple years, depending on when we identify the deficiency. The deficiency would also affect our financial position in that our equity would be reduced by an amount equivalent to the reduction in net income. Any deficiency is recognized in the reserve for loss and loss settlement expenses and, accordingly, it usually does not have a material effect on our liquidity because the claims have not been paid. Conversely, if our estimates of ultimate unpaid loss and loss settlement expense liabilities prove to be redundant, our future earnings and financial position would be improved.

We are unable to reasonably quantify the impact of changes in our key assumptions utilized to establish individual case-basis reserves on our total reported reserve because the impact of these changes would be unique to each specific case-basis reserve established. However, based on historical experience, we believe that aggregate case-basis reserve volatility levels of five percent and ten percent can be attributed to the ultimate development of our case-basis reserves. The table below details the impact of this development volatility on our reported case-basis reserves. The impact to pre-tax earnings would be a decrease if the reserves were to be adjusted upwards. The impact to pre-tax earnings would be an increase if the reserves were to be adjusted downwards.

(In Thousands)		
Change in level of case-basis reserve development	5%	10%
Impact on reported case-basis reserves	$ 16,415	$ 32,829

Due to the formula-based nature of our IBNR and loss settlement expense reserve calculations, changes in the key assumptions utilized to generate these reserves can result in a quantifiable impact on our reported results. It is not possible to isolate and measure the potential impact of just one of these factors, and future loss trends could be partially impacted by all factors concurrently. Nevertheless, it is meaningful to view the sensitivity of the reserves to potential changes in these variables. To demonstrate the sensitivity of reserves to changes in significant assumptions, the following example is presented. The amounts reflect the pre-tax impact on earnings from a hypothetical percentage change in the calculation of IBNR and loss settlement expense reserves. The impact to pre-tax earnings would be a decrease if the reserves were to be adjusted upwards. The impact to pre-tax earnings would be an increase if the reserves were to be adjusted downwards. We believe that the changes presented are reasonably likely based upon an analysis of our historical IBNR and loss settlement expense reserve experience.

(In Thousands)		
Change in claim frequency and claim severity assumptions	5%	10%
Impact due to change in IBNR reserving assumptions	$ 5,595	$ 11,190

(In Thousands)		
Change in LAE paid to losses paid ratio	1%	2%
Impact due to change in LAE reserving assumptions	$ 1,321	$ 2,642

In 2009, we did not change the key assumptions on which we based our reserving calculations. In estimating our 2009 loss and loss settlement expense reserves, we did not anticipate future events or conditions that were inconsistent with past development patterns.

Certain of our lines of business are subject to the potential for greater loss and loss settlement expense development than others. These lines with greater potential for development are discussed below.

Other Liability Reserves

Other liability is considered a long-tail line of business, as it can take a relatively long period of time to settle claims from prior accident years. This is partly due to the lag time between the date when a loss or event occurs that triggers coverage and the date when the claim is actually reported. Defense costs are also a part of the insured expenses covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims. For the majority of our products, defense costs are outside of the policy limit, meaning that the amounts paid for defense costs are not subtracted from the available policy limit.

Factors that can cause reserve uncertainty in estimating reserves in this line include: reporting lag; the number of parties involved in the underlying tort action; whether the "event" triggering coverage is confined to only one time period or is spread over multiple time periods; the potential dollars involved (in the individual claim actions); whether such claims were reasonably foreseeable and intended to be covered at the time the contracts were written (i.e., coverage disputes); and the potential for mass claim actions.

Claims with longer reporting lags may result in greater inherent risk. This is especially true for alleged claims with a latency feature, particularly where courts have ruled that coverage is spread over multiple policy years, hence involving multiple defendants (and their insurers and reinsurers) and multiple policies (thereby increasing the potential dollars involved and the underlying settlement complexity). Claims with long latencies also increase the potential lag between writing a policy in a certain market and the recognition that such policy has potential mass tort and/or latent claim exposure.

Our reserve for other liability claims at December 31, 2009, is $253.9 million and consists of 5,363 claims, compared with $214.7 million, consisting of 4,878 claims at December 31, 2008. Of the $253.9 million total reserve for other liability claims, $71.9 million is identified as defense costs and $19.9 million is identified as general overhead required in the settlement of claims. If our reserve for other liability loss and loss settlement expenses is overstated or understated by 10 percent, the potential impact to our Consolidated Financial Statements would be approximately $25.4 million, before federal income taxes.

Included in the other liability line of business are gross reserves for construction defect losses and settlement expenses. Construction defect is a liability allegation relating to defective work performed in the construction of structures such as commercial buildings, apartments, condominiums, single family dwellings or other housing, as well as the sale of defective building materials. These claims seek recovery due to damage caused by alleged deficient construction techniques or workmanship. At December 31, 2009, we established $15.2 million in construction defect loss and loss settlement expense reserves, excluding IBNR reserves, which consisted of 234 claims, compared with $16.0 million, excluding IBNR reserves, consisting of 243 claims, at December 31, 2008. The reporting of such claims can be delayed, as the statute of limitations can be up to 10 years. Also, recent court decisions have expanded insurers' exposure to construction defect claims. As a result, claims may be reported more than 10 years after a project has been completed, as litigation can proceed for several years before an insurance company is identified as a potential contributor. Claims have also emerged from parties claiming additional insured status on policies issued to other parties, such as contractors seeking coverage from a subcontractor's policy.

In addition to these issues, other variables also contribute to a high degree of uncertainty in establishing reserves for construction defect claims. These variables include: whether coverage exists; when losses occur; the size of each loss; expectations for future interpretive rulings concerning contract provisions; and the extent to which the assertion of these claims will expand geographically. In recent years, we have implemented various underwriting measures that we anticipate will mitigate the amount of construction defect losses experienced. These initiatives include increased care regarding additional insured endorsements and stricter underwriting guidelines on the writing of residential contractors and an increased utilization of loss control.

Asbestos and Environmental Reserves

Included in the other liability and assumed reinsurance lines of business are gross reserves for asbestos and other environmental losses and loss settlement expenses. At December 31, 2009 and 2008, we had $3.8 million in direct and assumed asbestos and environmental loss reserves. In addition, we had ceded asbestos and environmental loss reserves of $.5 million and $.6 million at December 31, 2009 and 2008, respectively. The estimation of loss reserves for environmental claims and claims related to long-term exposure to asbestos and other substances is one of the most difficult aspects of establishing reserves, especially given the inherent uncertainties surrounding such claims. Although we record our best estimate of loss and loss settlement expense reserves, the ultimate amounts paid upon settlement of such claims may be more or less than the amount of the reserves, because of the significant uncertainties involved and the likelihood that these uncertainties will not be resolved for many years.

Workers' Compensation Reserves

Like the other liability line of business, workers' compensation losses and loss settlement expense reserves are based upon variables that create imprecision in estimating the ultimate reserve. Estimates for workers' compensation are particularly sensitive to assumptions about medical cost inflation, which has been steadily increasing over the past few years. Other variables that we consider and that contribute to the uncertainty in establishing reserves for workers' compensation claims include: the state legislative and regulatory environments; trends in jury awards; and mortality rates. Because of these variables, the process of reserving for the ultimate loss and loss settlement expense requires the use of informed judgment and is inherently uncertain. Consequently, actual loss and loss settlement expense reserves may deviate from our estimates. Such deviations may be significant. Our reserve for workers' compensation claims at December 31, 2009, is $131.7 million and consists of 3,416 claims, compared with $126.6 million, consisting of 3,386 claims, at December 31, 2008. If our reserve for workers' compensation loss and loss settlement expenses is overstated or understated by 10 percent, the potential impact to our Consolidated Financial Statements would be approximately $13.2 million, before federal income taxes.

Reserve Development

In establishing reserves, management's goal is to ensure that our net reserves for losses and loss settlement expenses are adequate to cover all costs, while sustaining minimal variation from the time reserves for losses and loss settlement expenses are initially estimated until losses and loss settlement expenses are concluded. Changes in our estimates of losses and loss settlement expenses over time, also referred to as "development," will occur and may be material. Favorable development is recognized and reported in the Consolidated Financial Statements when we decrease our previous estimate of ultimate losses and loss settlement expenses, which results in an increase to net income in the period recognized. Adverse development is recognized and reported in the Consolidated Financial Statements when we increase our previous estimate of ultimate losses and loss settlement expenses, which results in a decrease to net income.

In two of the past ten years, our development has resulted in deficiencies in our net reserves for prior accident years totaling $26.2 million and $.5 million for 2009 and 2008, respectively. In 2007, our development resulted in a redundancy of $45.2 million. Our reserves have been negatively impacted by an increase in our prior accident year loss reserves due to adverse development from Hurricane Katrina claims and litigation totaling $38.0 million, $26.6 million and $8.7 million in 2009, 2008 and 2007, respectively. Also contributing to our deficiency in 2009 and 2008 was the deterioration in our other liability lines of business which includes claims for construction defects.

Generally, we base reserves for each claim on the estimated ultimate exposure for that claim, determined from a pessimistic point of view. We believe that in determining reserves, it is appropriate and reasonable to establish a best estimate within a range of reasonable estimates, especially when we are reserving for claims for bodily injury, disabilities and similar claims, for which settlements and verdicts can vary widely. Our reserving philosophy may result in favorable development in future years that will decrease loss and loss settlement expenses for prior year claims in the year of adjustment. While we realize that this philosophy, coupled with what we believe to be aggressive and successful claims management and loss settlement practices, has resulted in year-to-year redundancies in reserves, we believe our approach is better than experiencing year-to-year uncertainty as to the adequacy of our reserves.

The factors contributing to our year-to-year redundancy include the following:

- Establishing reserves that are appropriate and reasonable, but assuming a pessimistic view of potential outcomes.
- Using claims negotiation to control the size of settlements.
- Assuming that we have liability for all claims, even though the issue of liability may, in some cases, be resolved in our favor.
- Promoting claims management services to encourage return-to-work programs, case management by nurses for serious injuries and management of medical provider services and billings.
- Using programs and services to help prevent fraud and to assist in favorably resolving cases.

Based upon our comparison of carried reserves to actual claims experience over the last several years, we believe that using company historical premium and claims data to establish reserves for losses and loss settlement expenses results in adequate and reasonable reserves. Based upon this comparison, we believe that our total recorded loss reserves at December 31, 2009, are unlikely to vary by more than 10 percent of the recorded amounts, either positively or negatively. Historically, our reserves have had an average variance of less than 10 percent of recorded amounts, with our reserves booked as of December 31, 2008, generating a deficiency of 4.9 percent in 2009. Our reserves booked as of December 31, 2007, generated a reserve deficiency of 0.1 percent in 2008. These deficiencies are discussed in detail in the under the heading "Reserve Development" in the "Property and Casualty Insurance Segment" of the "Results of Operations" section in this item.

The following table details the pre-tax impact on our property and casualty insurance segment's financial results and financial condition of reasonably likely changes in our reserve development. Our lines of business that have historically been most susceptible to significant volatility in reserve development have been shown separately and utilize hypothetical levels of volatility of five percent and ten percent. Our other, less volatile, lines have been aggregated and utilize hypothetical levels of volatility of three percent and five percent.

(In Thousands)				
Hypothetical Reserve Development Volatility Levels	-10%	-5%	+5%	+10%
Impact on loss and loss settlement expenses:				
Other liability	$ (25,385)	$ (12,693)	$ 12,693	$ 25,385
Workers' compensation	(13,166)	(6,583)	6,583	13,166
Automobile	(10,214)	(5,107)	5,107	10,214

Hypothetical Reserve Development Volatility Levels	-5%	-3%	+3%	+5%
Impact on loss and loss settlement expenses:				
All other lines	$ (5,919)	$ (3,552)	$ 3,552	$ 5,919

Independent Actuary

We engage an independent actuarial firm to render opinions as to the reasonableness of the statutory reserves we establish. There was no material differences between our statutory reserves and those established under GAAP. During 2009 and 2008, we engaged the services of Regnier Consulting Group, Inc. as our "independent actuarial firm" for the property and casualty insurance segment. We anticipate that this engagement will continue in 2010.

It is management's policy to utilize staff adjusters to develop our estimate of case-basis loss reserves. IBNR and loss settlement expense reserves are established through various formulae that utilize pertinent, recent company historical data. The calculations are supplemented with knowledge of current trends and events that could result in adjustments to the level of IBNR and loss settlement expense reserves. In addition, management consults with Regnier Consulting Group, Inc. throughout the year as deemed necessary. Management annually compares our estimate of total reserves to point estimates prepared by Regnier Consulting Group, Inc. by line of business to ensure that our estimates are within the actuary's acceptable range. Regnier Consulting Group, Inc. performs an extensive review of loss and loss settlement expense reserves at each year end using generally accepted actuarial guidelines to ensure that the recorded reserves appear reasonable. If the carried reserves were deemed unreasonable, we would adjust reserves. In 2009 and 2008, after considering the actuary's range of reasonable point estimates, management believed that carried reserves were reasonable and therefore did not adjust the recorded amount.

Regnier Consulting Group, Inc. uses four projection methods in their actuarial analysis of our loss reserves and uses the paid-to-paid projection method in their analysis of our loss settlement expense reserves. Based on the results of the projection methods, the actuaries select an actuarial central estimate of the reserves. They then compare their estimate to our carried reserves to evaluate the reasonableness of the carried reserves. The four methods utilized by Regnier Consulting Group, Inc. are: paid loss development; reported loss development; expected loss emergence based on paid losses; and expected loss emergence based on reported losses.

Based on the results of the projection methods, a reasonable range of net reserves from $500.9 million to $615.1 million has been calculated. Our net reserves for losses and loss settlement expenses as of December 31, 2009 were $572.3 million.

We do not view the result of a single projection method as superior over the results of a combination of projection methods. That is, our actuary has not selected one method to determine the reserves. The results of Regnier Consulting Group, Inc.'s use of various methods, in conjunction with their actuarial judgment, leads to the actuarially-determined estimate of the reserves. The impact of reasonably likely changes in the reserving variables is implicitly considered in Regnier Consulting Group, Inc.'s use of several reserving methods.

Future Policy Benefits and Losses, Claims and Loss Settlement Expenses – Life Insurance Segment

We establish reserves for amounts that are payable under traditional insurance policies, including traditional life insurance, disability income, and income annuities. Reserves are calculated as the present value of future benefits expected to be paid, reduced by the present value of future expected premiums. Our estimates use methods and underlying assumptions that are in accordance with GAAP and applicable actuarial standards. The key assumptions that we utilize in establishing reserves are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, and expenses. Future investment return assumptions are determined based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy lapse assumptions are based on our experience. Expense assumptions include the estimated effects of inflation and expenses to be incurred beyond the premium-paying period. These assumptions are established at the time the policy is issued, are consistent with assumptions for determining DAC amortization for these contracts, and are generally not changed during the policy coverage period. However, if actual experience emerges in a manner that is significantly adverse relative to the original assumptions, adjustments to reserves (or DAC) may be required resulting in a charge to earnings which could have a material adverse effect on our operating results and financial condition.

We periodically review the adequacy of these reserves and recoverability of DAC for these contracts on an aggregate basis using actual experience. In the event that actual experience is significantly adverse compared to the original assumptions, any remaining unamortized DAC balance must be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. The effects of changes in reserve estimates are reported in the results of operations in the period in which the changes are determined. We have not made any changes in methods or assumptions for estimated reserves in the past three years. We anticipate that mortality, investment and reinvestment yields, and policy terminations are the factors that would be most likely to require adjustment to these reserves or related DAC. Assumptions are established when the policy is issued. If actual experience is less favorable than assumptions, we may need to increase our reserves, resulting in a charge to policyholder benefits and claims.

Liabilities for future policy benefits for disability claims are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Other policyholder reserves include claims that have been reported but not settled and claims incurred but not reported on life and disability income insurance. We use our own historical experience and other assumptions such as any known or anticipated developments or trends to establish reserves for these unsettled or unreported claims. The effects of changes in our estimated reserves are included in the results of operations in the period in which the changes occur.

Our reserves for universal life and deferred annuity contracts are based upon the policyholders' current account value. Acquisition expenses are amortized in relation to expected gross profits forecast based upon current best estimates of anticipated premium income, investment earnings, benefits and expenses.

Annually, we review our estimates of reserves and deferred policy acquisition cost assets and compare them with actual experience. Differences between actual experience and the assumptions that we used in the pricing of policies, guarantees and riders and in the establishment of the related reserves result in variances in profit and could result in changes in net income. The effects of the changes in such estimated reserves are included in the results of operations in the period in which the changes occur.

The following table reflects the estimated pre-tax impact to DAC, net of unearned revenue liabilities to our universal life and fixed annuity products that could occur in a twelve-month period on account of an unlocking adjustment due to reasonably likely changes in significant assumptions. Changes in assumptions of the same magnitude in the opposite direction would have an impact of a similar magnitude but opposite direction of the examples provided.

Critical Accounting Estimate	Determination Methodology	Potential One-Time Effect on DAC Asset, Net of Unearned Revenue Liabilities
Mortality Experience	Based on our mortality experience and consideration is given to industry experience and trends	A 10.0% increase in expected mortality experience for all future years would result in a reduction in DAC, net of unearned revenue liabilities and an increase in current period amortization expense of $2.7 million.
Surrender Rates	Based on our surrender experience and consideration is given to industry experience and trends	A 10% increase in expected surrender rates for all future years would result in a reduction in DAC, net of unearned revenue liabilities and an increase in current period amortization expense of $2.2 million.
Interest Spreads	Based on our expected future investment returns and expected future crediting rates applied to policyholder account balances; future crediting rates include constraints imposed by policy guarantees	A 10 basis point reduction in future interest rate spreads would result in a reduction in DAC, net of unearned revenue liabilities and an increase in current period amortization expense of $1.7 million.
Maintenance Expenses	Based on our experience using an internal expense allocation methodology	A 10% increase in future maintenance expenses would result in a reduction in DAC, net of unearned revenue liabilities and an increase in current period amortization expense of $.5 million.

Independent Actuary

We engage an independent actuarial firm to render opinions as to the reasonableness of the statutory reserves we establish. Statutory reserves are established using considerably more conservative assumptions regarding future investment earnings and contractual benefit payments, than are used for GAAP reserves. During 2009 and 2008, we engaged the services of Griffith, Ballard and Company as our "independent actuarial firm" for the life insurance segment. We anticipate that this engagement will continue in 2010.

PENDING ACCOUNTING STANDARDS

Incorporated by reference from Note 1 "Significant Accounting Policies" under the heading "Pending Accounting Standards," contained in Part II, Item 8 "Financial Statements and Supplementary Data."

STATUTORY FINANCIAL MEASURES

United Fire and its subsidiaries are required to file financial statements based on statutory accounting principles in each of the states where our insurance companies are domiciled and licensed to conduct business.

The following definitions of key statutory measures are provided for our readers' convenience. United Fire is not required to reconcile data prepared under statutory accounting principles to those prepared under U.S. GAAP because Regulation G excludes data prepared under a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.

Management analyzes financial data and statements that are required to be reconciled to data prepared in accordance with statutory accounting principles, and those reconciliations are presented as required.

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, less ceded premiums written. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for insurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. Premiums written is an important measure of business production for the period under review.

(In Thousands)	Years Ended December 31, 2009		2008		2007
Net premiums written	**$467,427**	$	496,897	$	501,849
Net change in unearned premium	**10,956**		7,564		6,847
Net change in prepaid reinsurance premium	**115**		(1,086)		(2,933)
Net premiums earned	**$478,498**	$	503,375	$	505,763

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio").

When prepared in accordance with U.S. GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of DAC by net premiums earned.

When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned and the expense ratio is calculated by dividing underwriting expenses by net premiums written.

NON-GAAP FINANCIAL MEASURES

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measure is utilized in this filing:

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. Management at times may determine for comparison purposes that it is more meaningful to exclude unusual catastrophe losses or litigation resulting from a catastrophe. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(In Thousands)		Years Ended December 31, 2009		2008		2007
ISO catastrophes	**$**	**58,757**	$	84,102	$	13,639
Less Hurricane Katrina loss development [(1)]		**(37,976)**		(10,790)		-
ISO catastrophes without Hurricane Katrina	**$**	**20,781**	$	73,312	$	13,639
Non-ISO catastrophes		**1,616**		2,754		433
Total catastrophes	**$**	**22,397**	$	76,066	$	14,072

(1) This number reflects the reserves established for Hurricane Katrina litigation and does not include other Hurricane Katrina loss development.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our consolidated balance sheet includes financial instruments whose fair values are subject to market risk. Market risk is the potential for loss due to a decrease in the value of securities resulting from uncontrollable fluctuations such as: interest rate risk, equity price risk, foreign exchange risk, credit risk, inflation, or world political conditions. Our primary market risk exposure is to changes in interest rates. Interest rate risk is the price sensitivity of a fixed maturity security or portfolio to changes in interest rates. We also have limited exposure to equity price risk and foreign exchange risk.

Interest Rate Risk

We invest in interest rate sensitive securities, primarily fixed maturity securities. While it is generally our intent to hold our fixed maturity securities to maturity, we have classified a majority of our fixed maturity portfolio as available-for-sale. Our available-for-sale fixed maturity securities are carried at fair value on the balance sheet with unrealized gains or losses reported net of tax in accumulated other comprehensive income.

Increases and decreases in prevailing interest rates generally translate into decreases and increases in the fair value of our fixed maturity securities. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

Market Risk and Duration

The active management of market risk is integral to our operations. We analyze potential changes in the value of our investment portfolio due to the market risk factors noted above within the overall context of asset and liability management. A technique we use in the management of our investment and reserve portfolio is the calculation of duration. Our actuaries estimate the payout pattern of our reserve liabilities to determine their duration, which is the present value of the weighted average payments expressed in years. We then establish a target duration for our investment portfolio so that at any given time the estimated cash generated by the investment portfolio will match the estimated cash flowing out of the reserve portfolio. We structure the investment portfolio to meet the target duration to achieve the required cash flow, based on liquidity and market risk factors.

Duration relates primarily to our life insurance segment because the long-term nature of these reserve liabilities increases the importance of projecting estimated cash flows over an extended time frame. At December 31, 2009, our life insurance segment had $914.0 million in deferred annuity liabilities that were specifically allocated to fixed maturities. We manage the life insurance segment investments by focusing on matching the duration of the investments to that of the deferred annuity obligations. The duration for the investment portfolio must take into consideration interest rate risk. This is accomplished through the use of sensitivity analysis, which measures the price sensitivity of the fixed maturities to changes in interest rates. The alternative valuations of the investment portfolio, given the various hypothetical interest rate changes utilized by the sensitivity analysis, allow management to revalue the potential cash flow from the investment portfolio under varying market interest rate scenarios. Duration can then be recalculated at the differing levels of projected cash flows.

Impact of Interest Rate Changes

The amounts set forth in the following tables detail the material impact of hypothetical interest rate changes on the fair value of certain core fixed maturity investments held at December 31, 2009 and 2008. The sensitivity analysis measures the change in fair values arising from immediate changes in selected interest rate scenarios. We employed hypothetical parallel shifts in the yield curve of plus or minus 100 and 200 basis points in the simulations. Additionally, based upon the yield curve shifts, we employ estimates of prepayment speeds for mortgage-related products and the likelihood of call or put options being exercised within the simulations. According to this analysis, at current levels of interest rates, the duration of the investments supporting the deferred annuity liabilities is 0.13 years shorter than the projected duration of the liabilities. If interest rates increase by 100 basis points, the projected duration of the liabilities would be 0.19 years shorter than the duration of the investments supporting the liabilities.

The selection of a 100-basis-point increase in interest rates should not be construed as a prediction by our management of future market events, but rather as an illustration of the potential impact of an event.

December 31, 2009 (In Thousands)	-200 Basis Points	-100 Basis Points	Base	+100 Basis Points	+200 Basis Points
HELD-TO-MATURITY					
Fixed maturities					
Bonds					
United States government					
Collateralized mortgage obligations	$ 981	$ 979	$ 976	$ 972	$ 966
Mortgage-backed securities	625	617	607	596	582
States, municipalities and political subdivisions					
General obligations	1,521	1,513	1,495	1,454	1,412
Special revenue	7,018	6,831	6,642	6,430	6,225
Total Held-to-Maturity Fixed Maturities	$ 10,145	$ 9,940	$ 9,720	$ 9,452	$ 9,185
AVAILABLE-FOR-SALE					
Fixed maturities					
Bonds					
United States government					
Collateralized mortgage obligations	$ 20,967	$ 20,006	$ 18,952	$ 17,895	$ 16,877
Mortgage-backed securities	2	2	2	2	2
US Treasury	37,446	36,531	35,650	34,806	33,993
Agency	72,621	72,262	70,625	66,681	62,095
States, municipalities and political subdivisions					
General obligations	438,949	415,235	390,378	365,631	342,414
Special revenue	254,712	241,178	227,362	213,532	200,584
Foreign bonds					
Canadian	62,555	60,664	58,826	57,056	55,359
Other	87,265	84,788	82,414	80,137	77,955
Public utilities					
Electric	236,852	230,288	224,004	217,882	211,870
Natural gas	60,775	59,258	57,806	56,416	55,084
Other	4,216	3,989	3,778	3,581	3,398
Corporate bonds					
Banks, trusts and insurance companies	306,419	297,703	289,209	280,924	272,999
Transportation	33,495	32,828	32,187	31,570	30,977
Energy	160,027	156,110	152,339	148,706	145,208
Technology	94,532	91,807	89,172	86,607	84,141
Basic industry	115,732	112,597	109,567	106,600	103,704
Credit cyclicals	75,894	74,209	72,585	71,018	69,438
Other	258,085	250,618	243,535	236,806	230,405
Total Available-For-Sale Fixed Maturities	$ 2,320,544	$ 2,240,073	$ 2,158,391	$ 2,075,850	$ 1,996,503
TRADING					
Fixed maturities					
Bonds					
Foreign bonds	$ 2,788	$ 2,738	$ 2,689	$ 2,642	$ 2,595
Public utilities					
Electric	1,460	1,460	1,460	1,460	1,460
Corporate bonds					
Energy	2,379	2,345	2,310	2,278	2,245
Technology	4,669	4,515	4,314	4,102	3,906
Other	678	597	532	477	432
Redeemable preferred stock	1,308	1,308	1,308	1,308	1,308
Total Trading Fixed Maturities	$ 13,282	$ 12,963	$ 12,613	$ 12,267	$ 11,946
Total Fixed Maturity Securities	$ 2,343,971	$ 2,262,976	$ 2,180,724	$ 2,097,569	$ 2,017,634

December 31, 2008 (In Thousands)	-200 Basis Points	-100 Basis Points	Base	+100 Basis Points	+200 Basis Points
HELD-TO-MATURITY					
Fixed maturities					
Bonds					
United States government					
Collateralized mortgage obligations	$ 1,951	$ 1,951	$ 1,951	$ 1,944	$ 1,936
Mortgage-backed securities	705	705	699	692	688
States, municipalities and political subdivisions					
General obligations	2,278	2,278	2,316	2,286	2,231
Special revenue	9,568	9,392	9,228	8,931	8,636
All other corporate bonds	984	977	952	927	904
Total Held-to-Maturity Fixed Maturities	$ 15,486	$ 15,303	$ 15,146	$ 14,780	$ 14,395
AVAILABLE-FOR-SALE					
Fixed maturities					
Bonds					
United States government					
Collateralized mortgage obligations	$ 20,588	$ 19,568	$ 18,391	$ 17,257	$ 16,117
Mortgage-backed securities	3	3	3	3	3
US Treasury	27,228	27,126	26,591	26,031	25,491
Agency	100,177	97,927	99,850	97,679	93,142
States, municipalities and political subdivisions					
General obligations	426,684	402,753	376,671	348,481	320,961
Special revenue	254,614	239,932	227,116	210,976	194,739
Foreign bonds					
Canadian	32,925	32,415	31,150	29,797	28,494
Other	48,636	48,027	46,553	45,081	43,676
Public utilities					
Electric	205,274	202,201	196,435	190,069	183,939
Natural gas	57,131	56,141	54,183	52,283	50,485
Other	5,388	5,043	4,695	4,371	4,074
Corporate bonds					
Banks, trusts and insurance companies	309,021	302,100	291,355	280,290	269,766
Transportation	29,806	29,605	29,010	28,384	27,787
Energy	91,030	90,764	88,866	86,890	84,984
Technology	75,624	74,590	72,524	70,450	68,484
Basic industry	85,789	84,897	82,517	80,133	77,853
Credit cyclicals	54,570	53,824	51,953	50,105	48,340
Other	211,441	207,804	200,706	193,801	187,306
Total Available-For-Sale Fixed Maturities	$ 2,035,929	$ 1,974,720	$ 1,898,569	$ 1,812,081	$ 1,725,641
TRADING					
Fixed maturities					
Bonds					
Foreign bonds	$ 2,093	$ 2,093	$ 2,089	$ 2,077	$ 2,066
Corporate bonds					
Energy	1,117	1,116	1,103	1,088	1,073
Technology	2,473	2,461	2,420	2,377	2,335
Other	1,309	1,228	1,225	1,218	1,211
Redeemable preferred stock	1,233	1,233	1,218	1,198	1,179
Total Trading Fixed Maturities	$ 8,225	$ 8,131	$ 8,055	$ 7,958	$ 7,864
Total Fixed Maturity Securities	$ 2,059,640	$ 1,998,154	$ 1,921,770	$ 1,834,819	$ 1,747,900

To the extent actual results differ from the assumptions utilized; our duration and interest rate measures could be significantly affected. As a result, these calculations may not fully capture the impact of nonparallel changes in the relationship between short-term and long-term interest rates.

Equity Price Risk

Equity price risk is the potential loss arising from changes in the fair value of equity securities. Our exposure to this risk relates to our equity securities portfolio and covered call options that we write from time to time to generate additional portfolio income. The carrying values of our equity securities are based on quoted market prices as of the balance sheet date. Market prices of equity securities, in general, are subject to fluctuations that could cause the amount to be realized upon the sale of the securities to differ significantly from the current reported value. The fluctuations may result from perceived changes in the underlying economic characteristics of the issuer of securities, the relative price of alternative investments, general market conditions and supply and demand imbalances for a particular security.

Impact of Price Change

The following table details the effect on fair value for a positive and negative 10 percent price change on our equity portfolio for December 31, 2009 and 2008.

(In Thousands)	-10%	Base	+10%
Estimated fair value of equity securities at:			
December 31, 2009	$ 119,446	$ 132,718	$ 145,990
December 31, 2008	108,887	120,985	133,084

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk arises from the possibility that changes in foreign currency exchange rates will affect the fair value of financial instruments. We have limited foreign currency exchange rate risk in our transactions with foreign reinsurers relating to the settlement of amounts due to or from foreign reinsurers in the normal course of business. We consider this risk to be immaterial to our operations.

Credit Risk

We base our investment decisions on the credit characteristics of individual securities; however, within our municipal bond portfolio are a number of securities whose ratings were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default. A downgrade in the credit ratings of the insurers of these securities in 2009 and 2008 has resulted in a corresponding downgrade in the ratings of the securities. Of the insured municipal securities in our investment portfolio, 95.1 percent and 95.3 percent were rated single A or above, and 70.0 percent and 68.9 percent were rated AA or above at December 31, 2009 and 2008, respectively, without the benefit of insurance. Due to the underlying financial strength of the issuers of the securities, we believe that the loss of insurance would not have a material impact on our operations, financial position, or liquidity.

We reviewed our investment portfolio pertaining to securities guaranteed by third parties, with both direct and indirect exposure. We have no direct exposure in any of the guarantors that guarantee our investments. Our largest indirect exposure with a single guarantor totaled $129.7 million or 31.5 percent of our insured municipal securities for December 31, 2009 as compared to $133.5 million or 31.7 percent for December 31, 2008. Our five largest indirect exposures to financial guarantors accounted for 79.6 percent and 79.0 percent of our insured municipal securities at December 31, 2009 and 2008, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Balance Sheets
December 31, 2009 and 2008

(In Thousands, Except Per Share Data and Number of Shares)		2009		2008
ASSETS				
Investments				
Fixed maturities				
Held-to-maturity, at amortized cost (fair value $9,720 in 2009 and $15,146 in 2008)	$	**9,605**	$	15,177
Available-for-sale, at fair value (amortized cost $2,075,733 in 2009 and $1,942,466 in 2008)		**2,158,391**		1,898,569
Equity securities, at fair value (cost $53,306 in 2009 and $66,246 in 2008)		**132,718**		120,985
Trading securities, at fair value (amortized cost $11,724 in 2009 and $8,713 in 2008)		**12,613**		8,055
Mortgage loans		**7,328**		7,821
Policy loans		**7,947**		7,808
Other long-term investments		**15,880**		11,216
Short-term investments		**7,359**		26,142
	$	**2,351,841**	$	2,095,773
Cash and cash equivalents	$	**190,852**	$	109,582
Accrued investment income		**28,697**		27,849
Premiums receivable (net of allowance for doubtful accounts of $688 in 2009 and $655 in 2008)		**127,456**		134,295
Deferred policy acquisition costs		**92,505**		158,265
Property and equipment (primarily land and buildings, at cost, less accumulated depreciation of $30,812 in 2009 and $27,994 in 2008)		**22,278**		15,275
Reinsurance receivables and recoverables		**40,936**		60,275
Prepaid reinsurance premiums		**1,673**		1,559
Income taxes receivable		**28,197**		26,974
Deferred income taxes		**-**		8,297
Other assets		**18,109**		48,986
TOTAL ASSETS	$	**2,902,544**	$	2,687,130
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Future policy benefits and losses, claims and loss settlement expenses:				
Property and casualty insurance	$	**606,045**	$	586,109
Life insurance		**1,321,600**		1,167,665
Unearned premiums		**206,010**		216,966
Accrued expenses and other liabilities		**84,934**		74,649
Deferred income taxes		**11,220**		-
TOTAL LIABILITIES	$	**2,229,809**	$	2,045,389
Stockholders' Equity				
Common stock, $3.33 1/3 par value; authorized 75,000,000 shares; 26,533,040 and 26,624,086 shares issued and outstanding in 2009 and 2008, respectively	$	**88,443**	$	88,747
Additional paid-in capital		**139,403**		138,511
Retained earnings		**384,242**		410,634
Accumulated other comprehensive income, net of tax		**60,647**		3,849
TOTAL STOCKHOLDERS' EQUITY	$	**672,735**	$	641,741
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**2,902,544**	$	2,687,130

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income
Years Ended December 31, 2009, 2008 and 2007

(In Thousands, Except Per Share Data and Number of Shares)	**2009**	2008	2007
Revenues			
Net premiums earned	**$ 478,498**	$ 503,375	$ 505,763
Investment income, net of investment expenses	**106,075**	107,577	122,439
Realized investment gains (losses)			
Other-than-temporary impairment charges	**(18,307)**	(9,904)	(105)
All other realized gains (losses)	**5,128**	(479)	9,775
Total realized investment gains (losses)	**(13,179)**	(10,383)	9,670
Other income	**799**	880	654
	$ 572,193	$ 601,449	$ 638,526
Benefits, Losses and Expenses			
Losses and loss settlement expenses	**$ 382,494**	$ 406,640	$ 260,714
Increase in liability for future policy benefits	**23,897**	23,156	15,666
Amortization of deferred policy acquisition costs	**114,893**	129,158	136,805
Other underwriting expenses	**39,298**	28,252	22,918
Disaster charges and other related expenses, net of recoveries	**(1,335)**	7,202	-
Interest on policyholders' accounts	**41,652**	40,177	43,089
	$ 600,899	$ 634,585	$ 479,192
Income (loss) before income taxes	**$ (28,706)**	$ (33,136)	$ 159,334
Federal income tax expense (benefit)	**(18,265)**	(20,072)	47,942
Net income (loss)	**$ (10,441)**	$ (13,064)	$ 111,392
Weighted average common shares outstanding	**26,590,458**	26,959,875	27,568,742
Basic earnings (loss) per share	**$ (0.39)**	$ (0.48)	$ 4.04
Diluted earnings (loss) per share	**$ (0.39)**	$ (0.48)	$ 4.03
Cash dividends declared per share	**$ 0.60**	$ 0.60	$ 0.56

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2009, 2008 and 2007

(In Thousands, Except Per Share Data and Number of Shares)		2009		2008		2007
Common stock						
Balance, beginning of year	$	88,747	$	90,653	$	92,163
Shares repurchased (92,721 in 2009, 580,792 in 2008 and 497,500 in 2007)		(309)		(1,936)		(1,658)
Shares issued for stock-based awards (1,675 in 2009, 8,990 in 2008 and 44,395 in 2007)		5		30		148
Balance, end of year	$	88,443	$	88,747	$	90,653
Additional paid-in capital						
Balance, beginning of year	$	138,511	$	149,511	$	161,533
Compensation expense and related tax benefit for stock-based award grants		2,107		1,744		1,710
Shares repurchased		(1,236)		(12,881)		(14,420)
Shares issued for stock-based awards		21		137		688
Balance, end of year	$	139,403	$	138,511	$	149,511
Retained earnings						
Balance, beginning of year	$	410,634	$	439,860	$	343,761
Net income (loss)		(10,441)		(13,064)		111,392
Dividends on common stock ($0.60 per share in 2009 and 2008, $0.555 per share in 2007)		(15,951)		(16,162)		(15,293)
Balance, end of year	$	384,242	$	410,634	$	439,860
Accumulated other comprehensive income, net of tax						
Balance, beginning of year	$	3,849	$	71,473	$	83,351
Change in net unrealized appreciation (1)		56,948		(60,036)		(7,940)
Change in underfunded status of employee benefit plans (2)		(150)		(7,588)		(3,938)
Balance, end of year	$	60,647	$	3,849	$	71,473
Summary of changes						
Balance, beginning of year	$	641,741	$	751,497	$	680,808
Net income (loss)		(10,441)		(13,064)		111,392
All other changes in stockholders' equity accounts		41,435		(96,692)		(40,703)
Balance, end of year	$	672,735	$	641,741	$	751,497
Comprehensive income (loss)						
Net income (loss)	$	(10,441)	$	(13,064)	$	111,392
Change in net unrealized appreciation (1)		56,948		(60,036)		(7,940)
Change in underfunded status of employee benefit plans (2)		(150)		(7,588)		(3,938)
Comprehensive income (loss) for the year	$	46,357	$	(80,688)	$	99,514

(1) The change in net unrealized appreciation is net of reclassification adjustments and income taxes.
(2) The recognition of the underfunded status of employee benefit plans is net of income taxes.

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

(In Thousands)	2009	2008	2007
Cash Flows From Operating Activities			
Net income (loss)	**$ (10,441)**	$ (13,064)	$ 111,392
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net accretion of bond premium (discount)	**$ 2,951**	$ 3,069	$ (506)
Depreciation and amortization	**3,533**	3,616	3,573
Stock-based compensation expense	**2,084**	1,780	1,377
Realized investment (gains) losses	**13,179**	10,383	(9,670)
Net cash flows from trading investments	**(2,492)**	1,866	2,066
Deferred income tax expense (benefit)	**(10,858)**	(11,752)	2,429
Changes in:			
Accrued investment income	**(848)**	582	(48)
Premiums receivable	**6,839**	(13,236)	5,630
Deferred policy acquisition costs	**2,804**	7,017	2,932
Reinsurance receivables	**19,339**	(14,800)	8,068
Prepaid reinsurance premiums	**(114)**	1,086	2,933
Income taxes receivable/payable	**(1,223)**	(19,535)	2,916
Other assets	**1,851**	(3,388)	(1,864)
Funds on deposit for Hurricane Katrina litigation	**29,026**	(29,026)	-
Future policy benefits and losses, claims and loss settlement expenses	**45,474**	121,498	(9,442)
Unearned premiums	**(10,956)**	(7,564)	(6,847)
Accrued expenses and other liabilities	**10,054**	(961)	(9,812)
Deferred income taxes	**(275)**	338	(467)
Other, net	**482**	5,995	1,120
Total adjustments	**$ 110,850**	$ 56,968	$ (5,612)
Net cash provided by operating activities	**$ 100,409**	$ 43,904	$ 105,780
Cash Flows From Investing Activities			
Proceeds from sale of available-for-sale investments	**$ 13,432**	$ 6,724	$ 3,689
Proceeds from call and maturity of held-to-maturity investments	**5,600**	12,262	17,520
Proceeds from call and maturity of available-for-sale investments	**348,581**	358,248	326,345
Proceeds from short-term and other investments	**31,937**	127,516	60,454
Purchase of available-for-sale investments	**(502,392)**	(534,668)	(318,725)
Purchase of short-term and other investments	**(16,672)**	(67,766)	(103,967)
Net purchases and sales of property and equipment	**(10,575)**	(9,571)	(1,648)
Net cash used in investing activities	**$ (130,089)**	$ (107,255)	$ (16,332)
Cash Flows From Financing Activities			
Policyholders' account balances:			
Deposits to investment and universal life contracts	**$ 264,994**	$ 210,939	$ 217,691
Withdrawals from investment and universal life contracts	**(136,597)**	(259,723)	(279,417)
Payment of cash dividends	**(15,951)**	(16,162)	(15,293)
Issuance of common stock	**26**	167	836
Repurchase of common stock	**(1,545)**	(14,817)	(16,078)
Tax benefit (expense) from issuance of common stock	**23**	(36)	333
Net cash provided by (used in) financing activities	**$ 110,950**	$ (79,632)	$ (91,928)
Net change in cash and cash equivalents	**$ 81,270**	$ (142,983)	$ (2,480)
Cash and cash equivalents at beginning of year	**109,582**	252,565	255,045
Cash and cash equivalents at end of year	**$ 190,852**	$ 109,582	$ 252,565

The Notes to Consolidated Financial Statements are an integral part of these statements.

Index of Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations, Principles of Consolidation and Basis of Reporting

The Consolidated Financial Statements have been prepared on the basis of GAAP, which differ in some respects from those followed in preparing our statutory reports to insurance regulatory authorities. Our stand-alone financial statements submitted to insurance regulatory authorities are presented on the basis of accounting practices prescribed or permitted by the insurance departments of the states in which we are domiciled ("statutory accounting practices").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statement categories that are most dependent on management estimates and assumptions include investments, DAC and future policy benefits and losses, claims and loss settlement expenses.

We are engaged in the business of writing property and casualty insurance and life insurance and selling annuities.

The accompanying Consolidated Financial Statements include United Fire & Casualty Company ("United Fire") and its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Addison Insurance Company, American Indemnity Financial Corporation, United Fire & Indemnity Company and Texas General Indemnity Company. United Fire Lloyds, an affiliate of United Fire & Indemnity Company, has also been included in consolidation. All intercompany balances have been eliminated in consolidation.

United Fire Lloyds is organized as a Texas Lloyds plan, which is an aggregation of underwriters who, under a common name, engage in the business of insurance through a corporate attorney-in-fact. United Fire Lloyds is financially and operationally controlled by United Fire & Indemnity Company, its corporate attorney-in-fact, pursuant to three types of agreements: trust agreements between United Fire & Indemnity Company and certain individuals who agree to serve as trustees; articles of agreement among the trustees who agree to act as underwriters to establish how the Lloyds plan will be operated; and powers of attorney from each of the underwriters appointing a corporate attorney-in-fact, who is authorized to operate the Lloyds plan. Because United Fire & Indemnity Company can name the trustees, the Lloyds plan is perpetual, subject only to United Fire & Indemnity Company's desire to terminate it.

United Fire & Indemnity Company provides all of the statutory capital necessary for the formation of the Lloyds plan by contributing capital to each of the trustees. The trust agreements require the trustees to become underwriters of the Lloyds plan, to contribute the capital to the Lloyds plan, to sign the articles of agreement and to appoint the attorney-in-fact. The trust agreements also require the trustees to pay to United Fire & Indemnity Company all of the profits and benefits received by the trustees as underwriters of the Lloyds plan, which means that United Fire & Indemnity Company has the right to receive 100 percent of the gains and profits from the Lloyds plan. The trustees serve at the pleasure of United Fire & Indemnity Company, which may remove a trustee and replace that trustee at any time. Termination of a trustee must be accompanied by the resignation of the trustee as an underwriter, so that the trustee can obtain the capital contribution from the Lloyds plan to reimburse United Fire & Indemnity Company. By retaining the ability to terminate trustees, United Fire & Indemnity Company possesses the ability to name and remove the underwriters.

Property and Casualty Insurance Business

Premiums are reported in income on a daily pro rata basis over the terms of the respective policies. Unearned premium reserves are established for the portion of premiums written applicable to the unexpired term of policies in-force.

Certain costs of underwriting new business, principally commissions, premium taxes and variable underwriting and policy issue expenses, have been deferred. Such costs are being amortized as premium revenue is being recognized. Policy acquisition costs deferred in 2009, 2008 and 2007 were $98,946,000, $111,521,000 and $123,362,000, respectively. Amortization of DAC in 2009, 2008 and 2007 totaled $105,606,000, $117,590,000 and $123,420,000, respectively. The method followed in computing DAC limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, losses and expenses to be incurred and certain other costs expected to be incurred as the premium is earned.

To establish loss and loss settlement expense reserves, we make estimates and assumptions about the future development of claims. Actual results could differ materially from those estimates, which are subjective, complex and inherently uncertain. When we establish and adjust reserves, we do so given our knowledge at that time of the circumstances and facts of known claims. To the extent that we have overestimated or underestimated our loss and loss settlement expense reserves, we adjust the reserves in the period in which such adjustment is determined.

Life Insurance Business

Our whole life and term insurance (traditional business) premiums are reported as earned when due and benefits and expenses are associated with premium income in order to result in the recognition of profits over the lives of the related contracts. On universal life and annuity policies (non-traditional business), income and expenses are reported when charged and credited to policyholder account balances in order to result in the recognition of profits over the lives of the related contracts. We accomplish this by means of a provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

The costs of acquiring new life business, principally commissions, certain variable underwriting, agency and policy issue expenses, have been deferred. These costs are amortized to income over the premium-paying period of the related traditional policies in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue and over the anticipated terms of non-traditional policies in proportion to the ratio of the expected annual gross profits to the expected total gross profits. Policy acquisition costs deferred in 2009, 2008 and 2007 were $13,612,000, $10,620,000 and $10,511,000, respectively. Amortization of DAC in 2009, 2008 and 2007 totaled $9,287,000, $11,568,000 and $13,385,000, respectively. The expected premium revenue and gross profits are based upon the same mortality and withdrawal assumptions used in determining future policy benefits. For non-traditional policies, changes in the amount or timing of expected gross profits result in adjustments to the cumulative amortization of these costs. The effect on the amortization of DAC for revisions to estimated gross profits is reported in earnings in the period such estimated gross profits are revised.

The effect on DAC that results from the assumed realization of unrealized gains (losses) is recognized with an offset to unrealized investment appreciation (depreciation) as of the balance sheet dates. In 2009, pre-tax adjustments decreased DAC by $63,425,000. In 2008, pre-tax adjustments increased DAC by $36,284,000.

Liabilities for future policy benefits for traditional products are computed by the net level premium method, using interest assumptions ranging from 4.5 percent to 6.0 percent and withdrawal, mortality and morbidity assumptions appropriate at the time the policies were issued. Liabilities for non-traditional business are stated at policyholder account values before surrender charges. Liabilities for traditional immediate annuities are based primarily upon future anticipated cash flows using statutory mortality and interest rates, which produce results that are not materially different from GAAP. Liabilities for deferred annuities are carried at the account value.

Investments

Investments in held-to-maturity fixed maturities are recorded at amortized cost. We have the ability and positive intent to hold these investments until maturity. Available-for-sale fixed maturities, trading securities and equity securities are recorded at fair value. Other long-term investments are recorded on the equity method of accounting. Mortgage loans are recorded at cost. Policy loans are recorded at the outstanding loan amount due from policyholders. Included in investments at December 31, 2009 and 2008, are securities on deposit with, or available to, various regulatory authorities as required by law, with fair values of $1,464,406,000 and $1,270,181,000, respectively.

Realized gains or losses on disposition of investments are included in the computation of net income. Cost of investments sold is determined by the specific identification method. Changes in unrealized appreciation and depreciation, with respect to available-for-sale fixed maturities and equity securities, are reported as a separate component of accumulated other comprehensive income, less applicable income taxes.

In 2009, 2008 and 2007, we wrote-down certain holdings in our investment portfolio as a result of other-than-temporary impairment ("OTTI") charges and recorded a pre-tax realized loss of $18,307,000, $9,904,000 and $105,000, respectively. None of the OTTI charges were considered to have a noncredit related loss component. We continue to review all of our investment holdings for appropriate valuation on an ongoing basis. Refer to Note 2 "Summary of Investments" for a discussion of our accounting policy for impairment recognition.

Reinsurance

Premiums earned and losses and loss settlement expenses incurred are reported net of reinsurance ceded. Ceded insurance business is accounted for on a basis consistent with the original policies issued and the terms of the reinsurance contracts. Refer to Note 5 "Reinsurance" for a discussion of our reinsurance operations.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, nonnegotiable certificates of deposit with original maturities of twelve months or less and money market accounts.

We made payments for income taxes of $4,324,000, $13,817,000 and $50,513,000 during 2009, 2008 and 2007, respectively. In addition, we received refunds totaling $10,256,000, $2,904,000 and $7,783,000 in 2009, 2008 and 2007, respectively, due to the carryback of losses. There were no significant payments of interest in 2009, 2008 and 2007, other than payments to policyholders' accounts related to non-traditional life insurance business.

Property, Equipment and Depreciation

Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the underlying assets. Depreciation expense totaled $3,473,000, $3,556,000 and $3,513,000 for 2009, 2008 and 2007, respectively.

Amortization of Intangibles

Our intangibles are composed entirely of agency relationships, which are being amortized by the straight-line method over periods of up to 10 years. We regularly review the carrying value of our intangibles for impairment in the recoverability of the underlying asset, with any impairment being charged to operations in the period that the impairment was recognized. We did not recognize an impairment write-down to the carrying value of our intangibles in 2009, 2008 or 2007.

Amortization expense totaled $60,000 for each of the three years ended December 31, 2009, 2008 and 2007.

Income Taxes

We file a consolidated federal income tax return. Deferred tax assets and liabilities are established based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates. Deferred income tax expense is measured by the year-to-year change in the net deferred tax asset or liability, except for certain changes in deferred tax amounts that affect stockholders' equity and do not impact income tax expense.

We have recognized no liability for unrecognized tax benefits at December 31, 2009 or 2008 or at any time during 2009 or 2008. In addition, we have not accrued for interest and penalties related to unrecognized tax benefits. However, if interest and penalties would need to be accrued related to unrecognized tax benefits, such amounts would be recognized as a component of federal income tax expense.

We file income tax returns under U.S. federal and various state jurisdictions. We are no longer subject to U.S. federal income tax examination by tax authorities for years before 2004 and state income tax examination for years before 2004. There are no ongoing examinations of income tax returns by federal or state tax authorities.

Contingent Liabilities

Legal Proceedings

We have been named as a defendant in various lawsuits, including actions seeking certification from the court to proceed as a class action suit and actions filed by individual policyholders, relating to disputes arising from damages that occurred as a result of Hurricane Katrina in 2005. As of December 31, 2009, there were approximately 215 individual policyholder cases pending, and an additional seven class action cases pending. These cases have been filed in Louisiana state courts and federal district courts and involve, among other claims, disputes as to the amount of reimbursable claims in particular cases, as well as the scope of insurance coverage under homeowners and commercial property policies due to flooding, civil authority actions, loss of use and business interruption. Certain of these cases also claim a breach of duty of good faith or violations of Louisiana insurance claims-handling laws or regulations and involve claims for punitive or exemplary damages. Other cases claim that under Louisiana's so-called "Valued Policy Law," the insurers must pay the total insured value of a home that is totally destroyed if any portion of such damage was caused by a covered peril, even if the principal cause of the loss was an excluded peril. Other cases challenge the scope or enforceability of the water damage exclusion in the policies.

Several actions pending against various insurers, including us, were consolidated for purposes of pretrial discovery and motion practice under the caption In re Katrina Canal Breaches Consolidated Litigation, Civil Action No. 05-4182 in the United States District Court, Eastern District of Louisiana. In August 2009, the Federal trial court ruled that certification of policyholder claims as a class would be inappropriate. This ruling has been appealed by the plaintiff policyholders. Lafayette Insurance Company, as a Louisiana domiciled insurance company, is subject to jurisdiction in state court, and this ruling will not be determinative of class certification decisions in those state court suits seeking class certification.

In light of an April 2008 Louisiana Supreme Court decision finding that flood damage was clearly excluded from coverage, state and federal courts have been reviewing the pending lawsuits seeking class certification and other pending lawsuits in order to expedite pre-trial discovery and to move the cases towards trial. In the twelve months ended December 31, 2009 we resolved approximately 200 of the lawsuits, which were pending at December 31, 2008.

In July 2008, Lafayette Insurance Company participated in a hearing in St Bernard Parish, Louisiana after which the court entered an order certifying a class defined as all Lafayette Insurance Company personal lines policyholders within an eight parish area in and around New Orleans who sustained wind damage as a result of Hurricane Katrina and whose claim were at least partially denied or allegedly misadjusted. We appealed this order as we feel it was not supported by the evidence. On October 14, 2009, we were notified that our appeal to the Louisiana Fourth Circuit Court of Appeals was denied. We are seeking review of this decision at the Louisiana Supreme Court. Our petition for review remains pending at December 31, 2009. We have reserved each case based on the estimated exposure attributable to our policy. However, in the event that our request for relief is denied, we may increase reserves.

We intend to continue to defend the cases related to losses incurred as a consequence of Hurricane Katrina. We have established our loss and loss settlement expense reserves on the assumption that the application of the Valued Policy Law will not result in our having to pay damages for perils not otherwise covered. We believe that, in the aggregate, these reserves are adequate. However, our evaluation of these claims and the adequacy of recorded reserves may change if we encounter adverse developments in the further defense of these claims.

We consider all of our other litigation pending as of December 31, 2009 to be ordinary, routine, and incidental to our business.

Stock-Based Compensation

For our nonqualified stock options, we utilize the Black-Scholes option pricing method to establish the fair value of options granted under our stock award plans. Our determination of the fair value of stock-based payment awards on the date of grant using this option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected volatility in our stock price, the expected dividends to be paid over the term of the awards, the risk-free interest rate and actual and projected employee stock award exercise activity. Any changes in these assumptions may materially affect the estimated fair value of the award. For our restricted stock awards, we utilize the fair value of our common stock on the date of grant to determine the fair value of the award.

For 2009, 2008 and 2007, we recognized stock-based compensation expense of $2,084,000, $1,780,000 and $1,377,000, respectively. As of December 31, 2009, we have $3,739,000 in stock-based compensation expense that has yet to be recognized through our results of operations. This compensation will be recognized over a term of five years, except with respect to awards that are accelerated by the Board of Directors, in which case any remaining compensation expense would be recognized in the period in which the awards are accelerated.

Securities Lending

We participate in a securities lending program administered by The Northern Trust Company ("Northern Trust"), which generates investment income and provides discounts on other investment fees we are charged by Northern Trust. Pursuant to the lending agreement, certain of our fixed maturity securities are loaned to other institutions for short periods of time. Borrowers of these securities must deposit collateral, which is generally in the form of cash, with Northern Trust, as our agent, that is equal to at least 102% of the market value of the loaned securities plus accrued interest. The value of the loaned securities is marked to market daily by Northern Trust at an aggregate level per borrower. As the market value of the loaned securities fluctuates, the borrower either deposits additional collateral or Northern Trust refunds collateral to the borrower in order to maintain the collateral level at 102%. We retain the right to terminate the loan at any time, whereupon the borrower must return the loaned securities to Northern Trust. If the borrower defaults and does not return the securities, Northern Trust will use the deposited collateral to purchase equivalent securities for us. However, we would receive the deposited collateral in place of the borrowed securities if Northern Trust is unable to purchase equivalent securities. Our participation in the securities lending program generated investment income of $139,000 in 2009 and $89,000 in 2008. There were no securities on loan under the program at December 31, 2009 and 2008. We resumed our participation in the securities lending program in January 2010.

Adopted Accounting Standards

Business Combinations

In December 2007, the FASB issued revised guidance on accounting for business combinations, which addresses the manner in which an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. In addition, the revised guidance provides instruction on the recognition and measurement of goodwill, as well as instruction specific to the recognition, classification, and measurement of assets and liabilities related to insurance and reinsurance contracts acquired in a business combination. We will apply the revised guidance prospectively to business combinations occurring on or after January 1, 2009. The adoption of the revised guidance did not have any impact on the amounts reported in our Consolidated Financial Statements.

Subsequent Events

In February 2010, the FASB updated the accounting guidance on evaluating subsequent events. The updated guidance continues to require an entity to evaluate subsequent events through the date the entity's financial statements are issued, however, the entity is no longer required to disclose the date through which subsequent events were evaluated. The updated guidance was effective upon issuance. We did not identify any material subsequent events for reporting in the Consolidated Financial Statements.

Fair Value Measurements

In April 2009, the FASB issued interpretative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly. Under the guidance, transactions or quoted prices may not accurately reflect fair value if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities). In addition, if there is evidence that the transaction for the asset or liability is not orderly, the entity shall place little, if any weight on that transaction price as an indicator of fair value. The guidance is effective for interim or annual periods ending after June 15, 2009. The adoption of the guidance did not have any impact on the amounts reported in our Consolidated Financial Statements.

Other-Than-Temporary Impairment of Investments

In April 2009, the FASB issued accounting guidance on the recognition and presentation of OTTI charges for fixed maturity securities that are classified as available-for-sale and held-to-maturity. The guidance replaces the current requirement that an entity have the positive intent and ability to hold an impaired security until recovery of its amortized cost basis in order to conclude an impairment was not other-than-temporary. The guidance adds the requirement that management not intend to sell the impaired security and that it is more likely than not it will not be required to sell the impaired security before the recovery of its amortized cost basis. If management concludes a security is other-than-temporarily impaired, the guidance requires that the difference between the fair value and the amortized cost of the security be presented as an OTTI charge with an offset for any noncredit-related loss component of the OTTI charge to be recognized in accumulated other comprehensive income. Accordingly, only the credit loss component will have an impact on earnings for the reporting period.

The guidance also requires extensive disclosures for both fixed maturity securities and equity securities on an interim and annual basis to provide further disaggregated information as well as information about how the credit loss component of the OTTI charge was determined along with a roll forward of such amount for each reporting period. The guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of the guidance did not have any impact on our consolidated financial position or results of operations.

Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued accounting guidance that requires an employer to provide certain disclosures about the assets held by its defined benefit pension or other postretirement benefit plans. The required disclosures include the investment policies and strategies of the plans, the fair value of the major categories of plan assets, the inputs and valuation techniques used to develop fair value measurements and a description of significant concentrations of risk in plan assets. The guidance is effective for fiscal years ending after December 15, 2009. The adoption of the guidance did not have any impact on our consolidated financial position or results of operations.

Pending Accounting Standards

In January 2010, the FASB issued revised accounting guidance that clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. The guidance requires separate disclosures for the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with an explanation for the transfers. Additionally, a separate disclosure is required for purchases, sales, issuances and settlements on a gross basis for Level 3 fair value measurements. The guidance also provides additional clarification for both the level of disaggregation reported for each class of assets or liabilities and disclosures of inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements, categorized as Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. Our adoption of the guidance effective January 1, 2010, will not have a material impact on our consolidated financial position or results of operations. However, we are currently evaluating the impact the adoption of the guidance will have on the disclosures made in our Consolidated Financial Statements.

NOTE 2. SUMMARY OF INVESTMENTS

Fair Value of Investments

A reconciliation of the amortized cost (cost for equity securities) to fair value of investments in held-to-maturity and available-for-sale fixed maturity and equity securities as of December 31, 2009 and 2008, is as follows:

December 31, 2009	(In Thousands)			
Type of Investment	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
HELD-TO-MATURITY				
Fixed maturities				
Bonds				
United States government				
Collateralized mortgage obligations	$ 955	$ 21	$ -	$ 976
Mortgage-backed securities	534	73	-	607
States, municipalities and political subdivisions				
General obligations	1,478	21	5	1,494
Special revenue	6,638	163	158	6,643
Total Held-to-Maturity Fixed Maturities	$ 9,605	$ 278	$ 163	$ 9,720
AVAILABLE-FOR-SALE				
Fixed maturities				
Bonds				
United States government				
Collateralized mortgage obligations	$ 17,452	$ 1,500	$ -	$ 18,952
Mortgage-backed securities	2	-	-	2
US Treasury	35,278	564	192	35,650
Agency	71,667	6	1,048	70,625
States, municipalities and political subdivisions				
General obligations	371,098	19,408	128	390,378
Special revenue	219,991	8,605	1,234	227,362
Foreign bonds				
Canadian	55,979	2,847	-	58,826
Other	79,115	3,571	272	82,414
Public utilities				
Electric	212,699	11,603	298	224,004
Natural gas	54,936	2,870	-	57,806
Other	3,597	181	-	3,778
Corporate bonds				
Banks, trusts and insurance companies	287,409	10,061	8,261	289,209
Transportation	30,427	1,775	15	32,187
Energy	145,933	6,653	247	152,339
Technology	84,123	5,180	131	89,172
Basic industry	105,631	4,266	330	109,567
Credit cyclicals	69,686	2,912	13	72,585
Other	230,710	13,874	1,049	243,535
Total Available-For-Sale Fixed Maturities	$ 2,075,733	$ 95,876	$ 13,218	$ 2,158,391
Equity securities				
Common stocks				
Public utilities				
Electric	$ 6,646	$ 3,649	$ 262	$ 10,033
Natural gas	838	846	-	1,684
Banks, trusts and insurance companies				
Banks	6,517	29,503	131	35,889
Insurance	3,129	8,634	111	11,652
Other	1,505	437	-	1,942
All other common stocks				
Transportation	38	1,555	-	1,593
Energy	4,903	4,650	24	9,529
Technology	8,100	5,995	185	13,910
Basic industry	7,156	6,403	110	13,449
Credit cyclicals	1,402	1,774	-	3,176
Other	11,611	17,241	20	28,832
Nonredeemable preferred stocks	1,461	-	432	1,029
Total Available-for-Sale Equity Securities	$ 53,306	$ 80,687	$ 1,275	$ 132,718
Total Available-for-Sale Securities	$ 2,129,039	$ 176,563	$ 14,493	$ 2,291,109

December 31, 2008	(In Thousands)			
Type of Investment	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
HELD-TO-MATURITY				
Fixed maturities				
Bonds				
United States government				
Collateralized mortgage obligations	$ 1,900	$ 51	$ -	$ 1,951
Mortgage-backed securities	641	58	-	699
States, municipalities and political subdivisions				
General obligations	2,281	35	-	2,316
Special revenue	9,290	208	270	9,228
All other corporate bonds	1,065	-	113	952
Total Held-to-Maturity Fixed Maturities	$ 15,177	$ 352	$ 383	$ 15,146
AVAILABLE-FOR-SALE				
Fixed maturities				
Bonds				
United States government				
Collateralized mortgage obligations	$ 17,368	$ 1,023	$ -	$ 18,391
Mortgage-backed securities	3	-	-	3
US Treasury	25,333	1,258	-	26,591
Agency	99,814	269	233	99,850
States, municipalities and political subdivisions				
General obligations	367,370	10,122	821	376,671
Special revenue	225,069	4,538	2,491	227,116
Foreign bonds				
Canadian	33,046	349	2,245	31,150
Other	47,363	525	1,335	46,553
Public utilities				
Electric	201,847	1,386	6,798	196,435
Natural gas	54,327	587	731	54,183
Other	4,213	484	2	4,695
Corporate bonds				
Banks, trusts and insurance companies	318,964	1,209	28,818	291,355
Transportation	29,291	205	486	29,010
Energy	90,211	1,017	2,362	88,866
Technology	73,707	1,205	2,388	72,524
Basic industry	85,517	519	3,519	82,517
Credit cyclicals	56,979	368	5,394	51,953
Other	212,044	2,861	14,199	200,706
Total Available-For-Sale Fixed Maturities	$ 1,942,466	$ 27,925	$ 71,822	$ 1,898,569
Equity securities				
Common stocks				
Public utilities				
Electric	$ 7,681	$ 2,501	$ 376	$ 9,806
Natural gas	838	552	-	1,390
Other	2	2	-	4
Banks, trusts and insurance companies				
Banks	7,166	28,274	-	35,440
Insurance	4,234	9,802	35	14,001
Other	139	335	-	474
All other common stocks				
Transportation	189	1,185	-	1,374
Energy	5,057	3,640	1,067	7,630
Technology	8,706	2,991	750	10,947
Basic industry	11,674	1,775	3,055	10,394
Credit cyclicals	5,959	388	2,372	3,975
Other	13,140	13,671	1,946	24,865
Nonredeemable preferred stocks	1,461	-	776	685
Total Available-for-Sale Equity Securities	$ 66,246	$ 65,116	$ 10,377	$ 120,985
Total Available-for-Sale Securities	$ 2,008,712	$ 93,041	$ 82,199	$ 2,019,554

Maturities

The amortized cost and fair value of held-to-maturity, available-for-sale and trading securities at December 31, 2009, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations may be subject to prepayment risk and are therefore not categorized by contractual maturity.

(In Thousands)	Held-To-Maturity		Available-For-Sale		Trading	
December 31, 2009	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 255	$ 259	$ 157,058	$ 159,491	$ -	$ -
Due after one year through five years	7,206	7,184	1,058,214	1,111,359	5,657	6,101
Due after five years through 10 years	655	694	707,376	730,625	-	-
Due after 10 years	-	-	135,631	137,962	6,067	6,512
Mortgage-backed securities	534	607	2	2	-	-
Collateralized mortgage obligations	955	976	17,452	18,952	-	-
	$ 9,605	$ 9,720	$ 2,075,733	$ 2,158,391	$ 11,724	$ 12,613

Realized Investment Gains and Losses

The proceeds and gross realized gains and losses on the sale of available-for-sale securities for the years ended December 31, 2009, 2008 and 2007 were as follows:

(In Thousands) Years Ended December 31	**2009**	2008	2007
Proceeds from sales	**$ 13,432**	$ 6,724	$ 3,689
Gross realized gains	**2,009**	151	929
Gross realized losses	**(890)**	(74)	-

There were no sales of held-to-maturity securities in 2009, 2008 and 2007.

Our investment portfolio includes trading securities with embedded derivatives. These securities, which are primarily convertible redeemable preferred debt securities, are recorded at fair value. Income or loss, including the change in the fair value of these trading securities, is recognized currently in earnings as a component of realized investment gains and losses. Our portfolio of trading securities had a fair value of $12,613,000 and $8,055,000 at December 31, 2009 and 2008, respectively.

The realized gains (losses) attributable to the change in fair value of trading securities still held at December 31, 2009, 2008 and 2007 were $1,547,000, $(1,528,000) and $(480,000), respectively.

A summary of realized investment gains (losses) and a summary of net changes in unrealized investment appreciation, less applicable income taxes, are as follows:

(In Thousands) Years Ended December 31		2009		2008		2007
Realized investment gains (losses)						
Fixed maturities	$	**(4,117)**	$	(11,728)	$	2,078
Equity securities		**(11,362)**		1,427		6,020
Trading securities		**1,965**		(82)		1,572
Other long-term investments		**332**		-		-
Short-term investments		**3**		-		-
Total realized investment gains (losses)	$	**(13,179)**	$	(10,383)	$	9,670
Net changes in unrealized investment appreciation						
Available-for-sale fixed maturities and equity securities	$	**151,228**	$	(128,646)	$	(8,382)
Deferred policy acquistion costs		**(63,425)**		36,284		(3,831)
Income tax effect		**(30,855)**		32,326		4,273
Change in net unrealized appreciation, net of tax	$	**56,948**	$	(60,036)	$	(7,940)

Net Investment Income

Net investment income for the years ended December 31, 2009, 2008 and 2007, is composed of the following:

(In Thousands) Years Ended December 31		2009		2008		2007
Investment income						
Interest on fixed maturities	$	**106,023**	$	100,755	$	103,632
Dividends on equity securities		**3,950**		5,749		6,190
Loss on other long-term investments (1)		**(1,133)**		(4,442)		(954)
Interest on mortgage loans		**587**		851		1,712
Interest on short-term investments		**558**		3,127		2,634
Interest on cash and cash equivalents		**1,094**		4,710		12,327
Other		**1,253**		1,588		1,208
Total investment income	$	**112,332**	$	112,338	$	126,749
Less investment expenses		**6,257**		4,761		4,310
Investment income, net	$	**106,075**	$	107,577	$	122,439

(1) Includes an adjustment for the changes in value of our holdings in limited liability partnership funds, which are accounted for under the equity method of accounting.

Off-Balance Sheet Arrangements

Pursuant to an agreement with one of our limited liability partnership holdings, we are contractually committed to make capital contributions up to $15.0 million, upon request by the partnership, through December 31, 2017. As of December 31, 2009, our remaining potential contractual obligation was $13.1 million.

Unrealized Depreciation

We continually monitor the difference between our cost basis and the estimated fair value of our investments. Our accounting policy for impairment recognition requires OTTI charges to be recorded when we determine that it is more likely than not that we will be unable to collect all amounts due according to the contractual terms of the fixed maturity security or that the anticipated recovery in fair value of the equity security will not occur in a reasonable amount of time. Impairment charges on investments are recorded based on the fair value of the investments at the measurement date. Factors considered in evaluating whether a decline in value is other-than-temporary include: the length of time and the extent to which fair value has been less than cost; the financial condition and near-term prospects of the issuer; our intention to hold the investment; and the likelihood that we will be required to sell the investment.

The tables on the following pages present a summary of fixed maturity and equity securities that were in an unrealized loss position at December 31, 2009 and 2008. It is possible that we could recognize OTTI charges in future periods on securities that we held at December 31, 2009, if future events or information cause us to determine that a decline in fair value is other-than-temporary.

We believe the unrealized depreciation in value of our fixed maturity portfolio is primarily attributable to changes in market interest rates and not the credit quality of the issuer. We have no intent to sell and it is more likely than not that we will not be required to sell the securities until such time as the value recovers or the securities mature.

We have evaluated the unrealized losses reported for all of our equity securities at December 31, 2009, and have concluded that the duration and severity of these losses do not warrant the recognition of an OTTI charge at December 31, 2009. Specifically, the unrealized losses reported for individual securities that have been in an unrealized loss position for greater than twelve months has fluctuated significantly during 2009. Our largest unrealized loss greater than twelve months on an individual equity security at December 31, 2009 was $180,000. We have no intention to sell any of these securities prior to a recovery in value, but will continue to monitor the fair value reported for these securities as part of our overall process to evaluate investments for OTTI recognition.

(In Thousands) December 31, 2009	Less than 12 months			12 months or longer			Total	
Type of Investment	Number of Issues	Fair Value	Gross Unrealized Depreciation	Number of Issues	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
HELD-TO-MATURITY								
Fixed maturities								
Bonds								
States, municipalities and political subdivisions								
General obligations	1	$ 300	$ 5	-	$ -	$ -	$ 300	$ 5
Special revenue	-	-	-	1	679	158	679	158
Total Held-to-Maturity Fixed Maturities	**1**	**$ 300**	**$ 5**	**1**	**$ 679**	**$ 158**	**$ 979**	**$ 163**
AVAILABLE-FOR-SALE								
Fixed maturities								
Bonds								
United States government								
US Treasury	5	$ 11,772	$ 192	-	$ -	$ -	$ 11,772	$ 192
Agency	5	24,755	246	10	42,198	802	66,953	1,048
States, municipalities and political subdivisions								
General obligations	2	966	23	3	2,118	105	3,084	128
Special revenue	21	22,892	463	10	9,401	771	32,293	1,234
Foreign bonds								
Other	2	1,329	19	4	10,492	253	11,821	272
Public utilities								
Electric	1	4,958	99	6	7,761	199	12,719	298
Corporate bonds								
Banks, trusts and insurance companies	13	20,789	813	46	70,871	7,448	91,660	8,261
Transportation	-	-	-	1	1,997	15	1,997	15
Energy	1	3,189	37	5	9,710	210	12,899	247
Technology	4	8,263	65	1	952	66	9,215	131
Basic industry	6	15,843	136	2	4,806	194	20,649	330
Credit cyclicals	3	5,217	13	-	-	-	5,217	13
Other	1	3,270	72	7	16,892	977	20,162	1,049
Total Available-For-Sale Fixed Maturities	**64**	**$ 123,243**	**$ 2,178**	**95**	**$177,198**	**$ 11,040**	**$300,441**	**$ 13,218**
Equity securities								
Common stocks								
Public utilities								
Electric	-	$ -	$ -	12	$ 2,074	$ 262	$ 2,074	$ 262
Banks, trusts and insurance companies								
Banks	-	-	-	1	425	131	425	131
Insurance	2	299	46	3	391	65	690	111
All other common stock								
Energy	-	-	-	2	188	24	188	24
Technology	-	-	-	5	2,235	185	2,235	185
Basic industry	-	-	-	2	151	110	151	110
Other	-	-	-	3	258	20	258	20
Nonredeemable preferred stocks	-	-	-	5	1,030	432	1,030	432
Total Available-for-Sale Equity Securities	**2**	**$ 299**	**$ 46**	**33**	**$ 6,752**	**$ 1,229**	**$ 7,051**	**$ 1,275**
Total Available-for-Sale Securities	**66**	**$ 123,542**	**$ 2,224**	**128**	**$183,950**	**$ 12,269**	**$307,492**	**$ 14,493**
Total	**67**	**$ 123,842**	**$ 2,229**	**129**	**$184,629**	**$ 12,427**	**$308,471**	**$ 14,656**

(In Thousands) December 31, 2008	Less than 12 months			12 months or longer			Total	
Type of Investment	Number of Issues	Fair Value	Gross Unrealized Depreciation	Number of Issues	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
HELD-TO-MATURITY								
Fixed maturities								
Bonds								
States, municipalities and political subdivisions								
Special revenue	-	$ -	$ -	1	$ 704	$ 270	$ 704	$ 270
Corporate bonds	6	952	113	-	-	-	952	113
Total Held-to-Maturity Fixed Maturities	6	$ 952	$ 113	1	$ 704	$ 270	$ 1,656	$ 383
AVAILABLE-FOR-SALE								
Fixed maturities								
Bonds								
United States government								
Agency	3	$ 11,906	$ 178	1	$ 8,072	$ 55	$ 19,978	$ 233
States, municipalities and political subdivisions								
General obligations	32	27,912	539	10	7,432	282	35,344	821
Special revenue	43	46,904	1,338	15	14,581	1,153	61,485	2,491
Foreign bonds								
Canadian	9	26,402	1,315	1	2,797	930	29,199	2,245
Other foreign	9	30,076	1,335	-	-	-	30,076	1,335
Public utilities								
Electric	33	112,462	4,375	6	24,123	2,423	136,585	6,798
Natural gas	8	25,533	731	-	-	-	25,533	731
Other	1	356	2	-	-	-	356	2
Corporate bonds								
Banks, trusts and insurance companie	47	149,356	11,378	28	78,755	17,440	228,111	28,818
Transportation	7	18,823	486	-	-	-	18,823	486
Energy	16	47,647	2,362	-	-	-	47,647	2,362
Technology	12	39,420	1,344	1	3,790	1,044	43,210	2,388
Basic industry	19	51,424	3,494	1	975	25	52,399	3,519
Credit cyclicals	10	41,770	4,691	1	3,030	703	44,800	5,394
Other	30	96,310	6,026	8	19,120	8,173	115,430	14,199
Total Available-For-Sale Fixed Maturities	279	$726,301	$ 39,594	72	$162,675	$ 32,228	$888,976	$ 71,822
Equity securities								
Public utilities								
Electric	1	$ 535	$ 100	2	$ 382	$ 276	$ 917	$ 376
Banks								
Insurance		-	-	2	422	35	422	35
All other common stock								
Energy	2	2,328	1,067	-	-	-	2,328	1,067
Technology	5	3,836	750	-	-	-	3,836	750
Basic industry	4	4,481	3,055	-	-	-	4,481	3,055
Credit cyclicals	-	-	-	1	3,471	2,372	3,471	2,372
Other	5	752	1,556	2	1,207	390	1,959	1,946
Nonredeemable preferred stocks	1	514	717	1	171	59	685	776
Total Available-for-Sale Equity Securities	18	$ 12,446	$ 7,245	8	$ 5,653	$ 3,132	$ 18,099	$ 10,377
Total Available-for-Sale Securities	297	$738,747	$ 46,839	80	$168,328	$ 35,360	$907,075	$ 82,199
Total	303	$739,699	$ 46,952	81	$169,032	$ 35,630	$908,731	$ 82,582

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

We estimate the fair value of our financial instruments based on relevant market information or by discounting estimated future cash flows at estimated current market discount rates appropriate to the particular asset or liability shown.

In most cases, we use quoted market prices to determine the fair value of fixed maturities, equity securities, trading securities and short-term investments. Where quoted market prices do not exist, we base fair values on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

We base the estimated fair value of mortgage loans on discounted cash flows, utilizing the market rate of interest for similar loans in effect at the valuation date.

The estimated fair value of policy loans is equivalent to carrying value. We do not make policy loans for amounts in excess of the cash surrender value of the related policy. In all instances, the policy loans are fully collateralized by the related liability for future policy benefits for traditional insurance policies or by the policyholders' account balance for interest-sensitive policies.

Our other long-term investments consist primarily of holdings in limited liability partnership funds that are valued by the various fund managers and are recorded on the equity method of accounting. In management's opinion, these values represent fair value at December 31, 2009 and 2008.

For cash and cash equivalents and accrued investment income, carrying value is a reasonable estimate of fair value, due to its short-term nature.

We calculate the fair value of the liabilities for all annuity products based upon the estimated value of the business, using current market rates and forecast assumptions and risk-adjusted discount rates, when relevant observable market data does not exist.

A summary of the carrying value and estimated fair value of our financial instruments at December 31, 2009 and 2008 is as follows:

At December 31	**2009**		2008	
(In Thousands)	**Fair Value**	**Carrying Value**	Fair Value	Carrying Value
Assets				
Investments				
Held-to-maturity fixed maturities	**$ 9,720**	**$ 9,605**	$ 15,146	$ 15,177
Available-for-sale fixed maturities	**2,158,391**	**2,158,391**	1,898,569	1,898,569
Trading securities	**12,613**	**12,613**	8,055	8,055
Equity securities	**132,718**	**132,718**	120,985	120,985
Mortgage loans	**8,229**	**7,328**	8,719	7,821
Policy loans	**7,947**	**7,947**	7,808	7,808
Other long-term investments	**15,880**	**15,880**	11,216	11,216
Short-term investments	**7,359**	**7,359**	26,142	26,142
Cash and cash equivalents	**190,852**	**190,852**	109,582	109,582
Accrued investment income	**28,697**	**28,697**	27,849	27,849
Liabilities				
Policy Reserves				
Annuity (accumulations) (1)	**$ 1,087,457**	**$ 914,003**	$ 748,506	$ 786,063
Annuity (benefit payments)	**85,336**	**77,025**	69,976	73,094

(1) Annuity accumulations represent deferred annuity contracts which are currently earning interest.

FASB guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Our financial instruments are categorized into a three level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.

Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments.

Level 2: Valuations are based on quoted prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

To determine the fair value of the majority of our investments, we utilize prices obtained from independent, nationally recognized pricing services. We obtain one price for each security. When the pricing services cannot provide a determination of fair value for a specific security, we obtain non-binding price quotes from broker-dealers that we have had several years' experience with and who have demonstrated knowledge of the subject security. We request and utilize one broker quote per security.

We validate the prices obtained from pricing services and brokers prior to their use for reporting purposes by evaluating their reasonableness on a monthly basis. Our validation process includes a review for unusual fluctuations. In our opinion, the pricing obtained at December 31, 2009, was reasonable.

In order to determine the proper classification in the fair value hierarchy for each security where the price is obtained from an independent pricing service, we obtain and evaluate the vendors' pricing procedures and inputs used to price the security, which include unadjusted quoted market prices for identical securities, such as a New York Stock Exchange closing price and quoted prices for identical securities in markets that are not active. For fixed maturity securities, an evaluation of interest rates and yield curves observable at commonly quoted intervals, volatility, prepayment speeds, and credit risks and default rates may also be performed. We have determined that these processes and inputs result in fair values and classifications consistent with the applicable FASB guidance on fair value measurements.

We review our fair value hierarchy categorizations on a quarterly basis, at which time the classification of certain financial instruments may change if the input observations have changed.

The following tables present the categorization for our financial instruments measured at fair value on a recurring basis in our Consolidated Balance Sheets at December 31, 2009 and 2008:

(In Thousands)		Fair Value Measurements		
Description	December 31, 2009	Level 1	Level 2	Level 3
AVAILABLE-FOR-SALE				
Fixed maturities				
Bonds				
United States government				
Collateralized mortgage obligations	$ 18,952	$ -	$ 18,952	$ -
Mortgage-backed securities	2	-	2	-
US Treasury	35,650	-	35,650	-
Agency	70,625	-	70,625	-
States, municipalities and political subdivisions				
General obligations	390,378	-	390,378	-
Special revenue	227,362	-	226,252	1,110
Foreign bonds				
Canadian	58,826	-	58,826	-
Other	82,414	-	81,020	1,394
Public utilities				
Electric	224,004	-	223,934	70
Natural gas	57,806	-	57,806	-
Other	3,778	-	3,778	-
Corporate bonds				
Banks, trusts and insurance companies	289,209	-	275,181	14,028
Transportation	32,187	-	32,187	-
Energy	152,339	-	152,339	-
Technology	89,172	-	89,172	-
Basic industry	109,567	-	104,761	4,806
Credit cyclicals	72,585	-	69,737	2,848
Other	243,535	-	237,332	6,203
Total Available-For-Sale Fixed Maturities	$ 2,158,391	$ -	$ 2,127,932	$ 30,459
Equity securities				
Common stocks				
Public utilities				
Electric	$ 10,033	$ 10,033	$ -	$ -
Natural gas	1,684	1,684	-	-
Banks	35,889	35,889	-	-
Insurance	11,652	11,652	-	-
Other	1,942	1,942	-	-
All other common stocks				
Transportation	1,593	1,593	-	-
Energy	9,529	9,529	-	-
Technology	13,910	13,879	31	-
Basic industry	13,449	13,449	-	-
Credit cyclicals	3,176	3,176	-	-
Other	28,832	28,573	259	-
Nonredeemable preferred stocks	1,029	1,029	-	-
Total Available-for-Sale Equity Securities	$ 132,718	$ 132,428	$ 290	$ -
Total Available-for-Sale Securities	$ 2,291,109	$ 132,428	$ 2,128,222	$ 30,459
TRADING				
Fixed maturities				
Bonds				
Foreign bonds	$ 2,689	$ -	$ 2,689	$ -
Public utilities	1,460	-	1,460	-
Corporate bonds				
Energy	2,310	-	2,310	-
Technology	4,314	-	4,314	-
Other	532	211	321	-
Redeemable Preferred Stock	1,308	1,308	-	-
Total Trading Fixed Maturities	$ 12,613	$ 1,519	$ 11,094	$ -
Short-Term Investments	$ 7,359	$ 1,100	$ 6,005	$ 254
Money Market Accounts	$ 96,163	$ 96,163	$ -	$ -
Total Assets	$ 2,407,244	$ 231,210	$ 2,145,321	$ 30,713

(In Thousands)		Fair Value Measurements		
Description	December 31, 2008	Level 1	Level 2	Level 3
AVAILABLE-FOR-SALE				
Fixed maturities				
Bonds				
United States government				
Collateralized mortgage obligations	$ 18,391	$ -	$ 18,391	$ -
Mortgage-backed securities	3	-	3	-
US Treasury	26,591	-	26,591	-
Agency	99,850	-	99,850	-
States, municipalities and political subdivisions				
General obligations	376,671	-	376,671	-
Special revenue	227,116	-	225,906	1,210
Foreign bonds				
Canadian	31,150	-	31,150	-
Other	46,553	-	46,253	300
Public utilities				
Electric	196,435	-	196,435	-
Natural gas	54,183	-	54,183	-
Other	4,695	-	4,695	-
Corporate bonds				
Banks, trusts and insurance companies	291,355	-	286,829	4,526
Transportation	29,010	-	29,010	-
Energy	88,866	-	88,866	-
Technology	72,524	-	72,524	-
Basic industry	82,517	-	82,517	-
Credit cyclicals	51,953	-	51,735	218
Other	200,706	-	200,706	-
Total Available-For-Sale Fixed Maturities	$ 1,898,569	$ -	$ 1,892,315	$ 6,254
Equity securities				
Common stocks				
Public utilities				
Electric	$ 9,806	$ 9,806	$ -	$ -
Natural gas	1,390	1,390	-	-
Other	4	4	-	-
Banks, trusts and insurance companies				
Banks	35,440	34,608	832	-
Insurance	14,001	13,163	-	838
Other	474	474	-	-
All other common stocks				
Transportation	1,374	1,374	-	-
Energy	7,630	7,630	-	-
Technology	10,947	10,945	2	-
Basic industry	10,394	10,212	182	-
Credit cyclicals	3,975	3,975	-	-
Other	24,865	23,999	367	499
Nonredeemable preferred stocks	685	-	171	514
Total Available-for-Sale Equity Securities	$ 120,985	$ 117,580	$ 1,554	$ 1,851
Total Available-for-Sale Securities	$ 2,019,554	$ 117,580	$ 1,893,869	$ 8,105
TRADING				
Fixed maturities				
Bonds				
Foreign bonds	$ 2,089	$ -	$ 2,089	$ -
Corporate bonds				
Energy	1,103	-	1,103	-
Technology	2,420	-	2,420	-
Other	1,225	-	1,225	-
Redeemable Preferred Stock	1,218	-	1,218	-
Total Trading Fixed Maturities	$ 8,055	$ -	$ 8,055	$ -
Short-Term Investments	$ 26,142	$ 26,142	$ -	$ -
Money Market Accounts	$ 70,742	$ 70,742	$ -	$ -
Total Assets	$ 2,124,493	$ 214,464	$ 1,901,924	$ 8,105

The fair value of securities that are categorized as Level 1 is based on quoted market prices that are readily and regularly available.

The fair value of securities that are categorized as Level 2 is determined by management in reliance on market values obtained from independent pricing services and brokers. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the reporting date. Our independent pricing services and brokers obtain prices from reputable pricing vendors in the marketplace. They continually monitor and review the external pricing sources, while actively participating to resolve any pricing issues that may arise.

The securities categorized as Level 3 include holdings in certain private placement fixed maturity and equity securities and certain impaired securities for which there is not an active market. The fair value of our Level 3 impaired securities was determined primarily based upon management's assumptions regarding the timing and amount of future cash inflows.

If a security has been written down or the issuer is in bankruptcy, management relies in part on outside opinions from rating agencies, our lien position on the security, general economic conditions and management's expertise to determine fair value. We have the ability and the positive intent to hold securities until such time that we are able to recover all or a portion of our original investment. If a security does not have a market at the balance sheet date, management will estimate the security's fair value based on other securities in the market. Management will continue to monitor securities after the balance sheet date to confirm that their estimated fair value is reasonable.

The following table provides a summary of the changes in fair value of our Level 3 securities for 2009:

(In Thousands)	Available-for-sale fixed maturities	Equity securities	Short-term investments	Total
Balance at January 1, 2009	$ 6,254	$ 1,851	$ -	$ 8,105
Realized losses (1)	(1)	-	-	(1)
Unrealized gains (1)	331	-	-	331
Purchases and disposals	65	-	254	319
Transfers in	26,010	-	-	26,010
Transfers out	(2,200)	(1,851)	-	(4,051)
Balance at December 31, 2009	$ 30,459	$ -	$ 254	$ 30,713

(1) Realized gains are recorded as a component of current operations whereas unrealized gains are recorded as a component of comprehensive income.

The amount reported in the previous table as "transfers in" consisted of $22,760,000 in available-for-sale fixed maturities that were primarily private placement securities that had no observable price available at December 31, 2009, and $3,250,000 of available-for-sale fixed maturities that were subsequently reclassified, as a disposal, to other long-term investments due to bankruptcy reorganization. The $4,051,000 in "transfers out" resulted from available-for-sale fixed maturities and equity securities that previously had no observable market price at December 31, 2008, but for which observable prices were available at December 31, 2009.

The following table provides a summary of the changes in fair value of our Level 3 securities for 2008:

(In Thousands)	Available-for-sale fixed maturities	Equity securities	Total
Balance at January 1, 2008	$ 1,527	$ 1,277	$ 2,804
Realized losses [1]	(8,473)	-	(8,473)
Unrealized gains (losses) [1]	(113)	60	(53)
Amortization	(37)	-	(37)
Purchases and disposals	(96)	-	(96)
Transfers in	13,446	514	13,960
Balance at December 31, 2008	$ 6,254	$ 1,851	$ 8,105

(1) Realized gains are recorded as a component of current operations whereas unrealized gains are recorded as a component of comprehensive income.

The amounts reported in the previous table as realized and unrealized losses and transfers in relate primarily to the life insurance segment's holdings of certain fixed maturity securities in default, for which an OTTI charge of $8,473,000 was recorded in 2008.

NOTE 4. SHORT-TERM BORROWINGS

We maintain a $50,000,000 bank line of credit. Under the terms of the agreement, interest on outstanding notes is payable at the lender's prevailing prime rate minus 1.0 percent. No outstanding loan balances existed at December 31, 2009 and 2008, and we did not borrow against this line of credit in 2009, 2008 or 2007.

NOTE 5. REINSURANCE

Property and Casualty Insurance Segment

Ceded and Assumed Reinsurance

Reinsurance is a contract by which one insurer, called the reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer if a claim is made under a policy issued by the primary insurer. Our property and casualty insurance companies follow the industry practice of reinsuring a portion of their exposure by ceding to reinsurers a portion of the premium received and a portion of the risk under the policies written. We purchase reinsurance to reduce the net liability on individual risks to predetermined limits and to protect us against catastrophic losses from a single catastrophe, such as a hurricane or tornado. We do not engage in any reinsurance transactions classified as finite risk reinsurance.

We account for premiums, written and earned, and losses incurred net of reinsurance ceded. The ceding of insurance does not legally discharge us from primary liability under our policies, and we must pay the loss if the reinsurer fails to meet its obligation. We periodically monitor the financial condition of our reinsurers to confirm that they are financially stable. We believe that all of our reinsurers are in an acceptable financial condition. At December 31, 2009, there were no reinsurance balances for which collection is at risk that would result in a material impact on our Consolidated Financial Statements.

We assume both property and casualty insurance from other insurance or reinsurance companies. Most of the business we have assumed is property insurance, with an emphasis on catastrophe coverage. The majority of our assumed reinsurance business expired on or before December 31, 2000. In 2006, we made the decision to cancel one of our largest remaining assumed contracts. This decision was made in response to the loss of available reinsurance protection, leaving us with a larger percentage of the total exposure than we were comfortable with. We limit our exposure on our remaining assumed reinsurance contracts through selective renewal. However, we still have exposure related to the assumed reinsurance contracts that we have elected to continue writing and those that are in runoff status.

Premiums, and loss and loss settlement expenses related to our ceded and assumed business is as follows:

(In Thousands)						
Years Ended December 31		**2009**		2008		2007
Ceded Business:						
Ceded premiums written	**$**	**37,039**	$	37,127	$	41,046
Ceded premiums earned		**36,925**		38,212		43,979
Loss and loss settlement expenses ceded		**5,942**		24,485		9,278
Assumed Business:						
Assumed premiums written	**$**	**7,820**	$	12,660	$	16,907
Assumed premiums earned		**7,904**		12,953		17,647
Loss and loss settlement expenses assumed		**5,818**		4,122		8,211

Reinsurance Programs and Retentions

We have several programs that provide reinsurance coverage. This reinsurance coverage limits the risk of loss that we retain by reinsuring direct risks in excess of our retention limits. The following table provides a summary of our primary reinsurance treaties, which remained the same for both 2009 and 2008. Retention amounts reflect the accumulated retentions and co-participation of all layers within a treaty. For 2010, our umbrella excess of loss treaty will be included in the casualty excess of loss treaty and will no longer be a separate treaty.

(Dollars in Thousands)	2009 and 2008 Reinsurance Programs		
Type of Reinsurance Treaty	Stated Retention	Limits	Coverage
Casualty excess of loss	2,000	20,000	100% of $18,000
Property excess of loss	2,000	12,000	100% of $10,000
Umbrella excess of loss	1,000	10,000	100% of $9,000
Surety excess of loss	1,500	22,500	88% of $21,000
Property catastrophe, excess	20,000	200,000	95% of $180,000
Boiler and machinery	N/A	50,000	100% of $50,000

In the event that we incur catastrophe losses and loss settlement expenses that exceed the coverage limits of our reinsurance program, our property catastrophe treaty provides one guaranteed reinstatement. In such an instance, we are required to pay the reinsurers a reinstatement premium at 100 percent of the original premium, which will reinstate the full amount of reinsurance available under the property catastrophe treaty.

Life Insurance Segment

Ceded and Assumed Reinsurance

United Life Insurance Company purchases reinsurance to limit the dollar amount of any one risk of loss. On standard individual life cases where the insured is age 65 or younger, our retention is $200,000. On standard individual life cases where the insured is age 66 or older, our retention is $80,000. Our accidental death benefit rider on an individual policy is reinsured at 100 percent, up to a maximum benefit of $250,000. Our group coverage, both life and accidental death and dismemberment, is reinsured at 50 percent. Catastrophe excess reinsurance coverage applies when three or more insureds die in a catastrophic accident. For catastrophe excess claims, we retain the first $1,000,000 of ultimate net loss and the reinsurer agrees to indemnify us for the excess up to a maximum of $5,000,000. We supplement this coverage when appropriate with "known concentration" coverage. Known concentration coverage is typically tied to a specific event and time period, with a threshold of a minimum number of lives involved in the event, minimum event deductible (stated retention limit) and a maximum payout.

We began the assumption of credit life and accident and health insurance in 2002. We discontinued this practice in 2004. We have an immaterial exposure related to our assumed reinsurance contracts that are in a runoff status.

(In Thousands) Years Ended December 31		2009		2008		2007
Ceded Business:						
Ceded insurance in-force	$	**910,775**	$	836,784	$	737,561
Ceded premiums earned		**1,935**		1,729		1,664
Loss and loss settlement expenses ceded		**809**		1,588		813
Assumed Business:						
Assumed insurance in-force	$	**120**	$	322	$	1,458
Assumed premiums earned		**2**		10		36
Loss and loss settlement expenses assumed		**14**		15		29

The ceding of insurance does not legally discharge United Life Insurance Company from primary liability under its policies. United Life Insurance Company must pay the loss if the reinsurer fails to meet its obligations. We periodically monitor the financial condition of our reinsurers to confirm that they are financially stable. We believe that all of our reinsurers are in an acceptable financial condition. Approximately 98.7 percent of ceded life insurance in-force as of December 31, 2009, has been ceded to five reinsurers.

NOTE 6. RESERVES FOR LOSS AND LOSS SETTLEMENT EXPENSES

Because property and casualty insurance reserves are estimates of the unpaid portions of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses and related loss settlement expenses may vary materially from recorded amounts, which are based on management's best estimates. We regularly update our reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported in losses and loss settlement expenses in the accompanying Consolidated Statements of Income in the period such changes are determined.

The following table provides an analysis of changes in our property and casualty loss and loss settlement expense reserves for 2009, 2008 and 2007 (net of reinsurance amounts). The deficiency in 2009 and 2008 was attributable to an increase we made in our prior accident year loss reserves due to additional development from Hurricane Katrina. The additional development included a federal court ruling and subsequent judgment, for which the awarded amount of $28,868,000 was paid in 2009, and deterioration in our other liability lines of business, which includes claims for construction defects.

The favorable development in 2007 resulted from a re-estimation of loss reserves recorded at December 31 of the prior year. This reestimation is primarily attributable to both the payment of claims in amounts less than the amounts reserved and from changes in loss reserves due to additional information on individual claims that we received after the reserves for those claims had been established. Another factor contributing to the redundancy recognized is the development of reserves for IBNR loss and loss settlement expenses at a level significantly less than anticipated at December 31 of the prior year. We attribute the favorable development in 2007 to the fact that during preceding years, we had experienced abnormally low levels of noncatastrophe claims frequency, due to improvements in our underwriting process.

We did not alter our reserving process during 2009.

Conditions and trends that have affected the reserve development for a given year may change. Therefore, such development cannot be used to extrapolate future reserve redundancies or deficiencies.

(In Thousands)						
Years Ended December 31		**2009**		2008		2007
Gross liability for losses and loss settlement expenses at beginning of year	**$**	**586,109**	$	496,083	$	518,886
Ceded loss and loss settlement expenses		**(52,508)**		(38,800)		(40,560)
Net liability for losses and loss settlement expenses at beginning of year	**$**	**533,601**	$	457,283	$	478,326
Losses and loss settlement expenses incurred for claims occurring during						
Current year	**$**	**339,506**	$	392,801	$	291,046
Prior years		**26,215**		548		(45,201)
Total incurred	**$**	**365,721**	$	393,349	$	245,845
Losses and loss settlement expense payments for claims occurring during						
Current year	**$**	**131,507**	$	176,882	$	118,295
Prior years		**195,524**		140,149		148,593
Total paid	**$**	**327,031**	$	317,031	$	266,888
Net liability for losses and loss settlement expenses at end of year	**$**	**572,291**	$	533,601	$	457,283
Ceded loss and loss settlement expenses		**33,754**		52,508		38,800
Gross liability for losses and loss settlement expenses at end of year	**$**	**606,045**	$	586,109	$	496,083

We are not aware of any significant contingent liabilities related to environmental issues. Because of the type of property coverage we write, we have potential exposure to environmental pollution, mold and asbestos claims. Our underwriters are aware of these exposures and use riders or endorsements to limit exposure.

NOTE 7. STATUTORY REPORTING, CAPITAL REQUIREMENTS AND DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Statutory capital and surplus in regards to policyholders at December 31, 2009, 2008 and 2007 and net income (loss) for the years then ended are as follows:

(In Thousands)		Statutory Capital and Surplus		Statutory Net Income (Loss)
2009				
Property and casualty [(1)]	**$**	**556,265**	**$**	**(12,350)**
Life, accident and health		**160,179**		**3,523**
2008				
Property and casualty [(1)]	$	553,058	$	(3,203)
Life, accident and health		157,003		646
2007				
Property and casualty [(1)]	$	648,451	$	105,083
Life, accident and health		164,168		15,115

(1) Because United Fire & Casualty Company owns United Life Insurance Company, the property and casualty statutory capital and surplus includes life, accident and health statutory capital and surplus and therefore represents our total consolidated statutory capital and surplus.

All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director. Statutory accounting practices primarily differ from GAAP in that policy acquisition and certain sales inducement costs are charged to expense as incurred, life insurance reserves are established based on different actuarial assumptions and the values reported for investments and deferred taxes are established on a different basis.

Our property and casualty and life insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory-basis financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the NAIC. Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. No permitted accounting practices were used to prepare our statutory-basis financial statements during 2009, 2008 and 2007.

We are directed by the state insurance departments' solvency regulations to calculate a required minimum level of statutory capital and surplus based on insurance risk factors. The risk-based capital results are used by the NAIC and state insurance departments to identify companies that merit regulatory attention or the initiation of regulatory action. At December 31, 2009, both United Life Insurance Company and United Fire and its property and casualty subsidiaries and affiliate had statutory capital and surplus in regards to policyholders well in excess of their required levels.

The State of Iowa Insurance Department governs the amount of dividends that we may pay to stockholders without prior approval by the department. Based on these restrictions, we are allowed to make a maximum of $55,626,000 in dividend distributions to stockholders in 2010 without prior approval. We paid dividends of $15,951,000, $16,162,000 and $15,293,000 in 2009, 2008 and 2007, respectively. Dividend payments by the insurance subsidiaries to United Fire are subject to similar restrictions in the states in which they are domiciled. In 2009, 2008 and 2007, United Fire received $4,000,000 in dividends from United Life Insurance Company. Also, in 2007, United Fire received an $8,000,000 dividend from American Indemnity Financial Corporation. These intercompany dividend payments are eliminated in our Consolidated Financial Statements.

NOTE 8. FEDERAL INCOME TAX

Federal income tax expense (benefit) is composed of the following:

(In Thousands)						
Years Ended December 31		**2009**		2008		2007
Current	$	**(7,132)**	$	(8,658)	$	45,980
Deferred		**(11,133)**		(11,414)		1,962
Total	$	**(18,265)**	$	(20,072)	$	47,942

A reconciliation of income tax expense (benefit) computed at the applicable federal tax rate of 35 percent to the amount recorded in the accompanying Consolidated Financial Statements is as follows:

(In Thousands)						
Years Ended December 31		**2009**		2008		2007
Computed expected income tax expense (benefit)	$	**(10,048)**	$	(11,598)	$	55,766
Tax-exempt municipal bond interest income		**(7,411)**		(6,954)		(6,138)
Nontaxable dividend income		**(788)**		(1,219)		(1,289)
Valuation allowance reduction		**-**		-		(548)
Other, net		**(18)**		(301)		151
Federal income tax expense (benefit)	$	**(18,265)**	$	(20,072)	$	47,942

The significant components of the net deferred tax liability (asset) at December 31, 2009 and 2008 are as follows:

(In Thousands)				
December 31		**2009**		2008
Deferred tax liabilities				
Net unrealized appreciation on investment securities	**$**	**56,715**	$	3,785
Deferred policy acquisition costs		**28,276**		52,041
Pension		**3,384**		3,891
Net bond discount accretion and premium amortization		**2,755**		2,342
Miscellaneous		**2,076**		1,850
Gross deferred tax liability	**$**	**93,206**	$	63,909
Deferred tax assets				
Financial statement reserves in excess of income tax reserves	**$**	**30,958**	$	27,043
Unearned premium adjustment		**14,225**		14,984
Net operating loss carryforwards		**5,647**		5,647
Underfunded benefit plan obligation		**11,762**		11,681
Postretirement benefits other than pensions		**6,802**		6,121
Investment impairments		**9,829**		4,603
Salvage and subrogation		**1,515**		1,565
Stock options		**2,130**		1,422
Miscellaneous		**4,765**		4,787
Gross deferred tax asset	$	**87,633**	$	77,853
Valuation allowance		**(5,647)**		(5,647)
Deferred tax asset	**$**	**81,986**	$	72,206
Net deferred tax liability (asset)	**$**	**11,220**	$	(8,297)

As of December 31, 2009, we have a gross deferred tax asset for net operating loss carryforwards totaling $17,215,000, all of which was acquired as part of our purchase of American Indemnity Financial Corporation. Net operating loss carryforwards totaling $769,000 and $5,491,000 expire in 2010 and 2011, respectively, and can only be used to offset future income of our property and casualty insurance segment. We are required to establish a valuation allowance for any portion of the gross deferred tax asset that we believe may not be realized. At December 31, 2009, we recorded a valuation allowance of $5,647,000. As we determine that the benefit of these net operating losses can be realized, the related reduction in the deferred tax asset valuation allowance will be recorded as a reduction to our federal income tax expense in the period of such determination.

NOTE 9. EMPLOYEE BENEFITS

We offer various benefits to our employees including a noncontributory defined benefit pension plan, an employee/retiree health and dental benefit plan, a profit-sharing plan and an employee stock ownership plan.

Pension and Other Postretirement Benefit Plans

We offer a noncontributory defined benefit pension plan ("pension plan") in which all of our employees are eligible to participate after they have completed one year of service, attained 21 years of age and have met the hourly service requirements. Retirement benefits under our pension plan are based on the number of years of service and level of compensation. Our policy is to fund the pension plan on a current basis to the extent that the contribution is deductible under existing tax regulations. We estimate that we will contribute approximately $3,045,000 to the pension plan in 2010.

We also offer a health and dental benefit plan ("other retiree plan") to all of our eligible employees and retirees, which is composed of two programs: (1) the self-funded retiree health and dental benefit plan and (2) the self-funded employee health and dental benefit plan. The other retiree plan provides health and dental benefits to our employees and retirees (and covered dependents) who have met the service and participation requirements stipulated by the other retiree plan. The other retiree plan's contract administrators are responsible for making medical and dental care benefit payments. Participants are required to submit claims for reimbursement or payment to the claims administrator within twelve months after the end of the calendar year in which the charges were incurred. An unfunded benefit obligation is reported for the other retiree plan, which relates primarily to our postretirement benefit program.

Investment Policies and Strategies

Our investment policy and objective for the pension plan is to generate long-term capital growth and income, by way of a diversified investment portfolio along with appropriate employer contributions, which will allow us to provide for the pension plan's benefit obligation.

The pension plan's assets are invested in fixed maturity securities, equity securities, an annuity and cash and cash equivalents:

- Fixed maturity securities may include bonds and convertible securities.
- Equity securities may include various types of stock, such as large-cap, mid-cap and small-cap stocks, international stocks and United Fire & Casualty Company common stock.
- The annuity is held by our subsidiary United Life Insurance Company.
- Cash and cash equivalents include money market funds.

We have an internal investment/retirement committee, which includes our Chief Executive Officer, Chief Investment Officer, and Executive Vice President, all of whom receive monthly information on the value of the pension plan assets and their performance. Quarterly, the committee meets to review and discuss the performance of the pension plan's investments as well as the allocation of investments within the pension plan.

As of December 31, 2009, we had six external investment managers that are allowed to exercise investment discretion, subject to limitations, if any, established by the investment/retirement committee. We utilize multiple investment managers in order to maximize the pension plan's return while minimizing risk. None of our investment managers uses leverage in managing the pension plan. Annually, the investment/retirement committee meets with each investment manager to review the investment manager's goals, objectives and the performance of the assets they manage. The decision to establish or terminate a relationship with an investment manager is at the discretion of our investment/retirement committee.

We determine our expected long-term rate of return, which is an assumption as to the average rate of earnings expected on the pension plan funds invested, or to be invested, to provide for the settlement of benefits included in the projected pension benefit obligation. Investment securities, in general, are exposed to various risks, such as fluctuating interest rates, credit standing of the issuer of the security and overall market volatility. In addition, we consider historical experience for comparable investments and the target allocations we have established for the various asset categories. Annually, we perform an analysis of expected long-term rates of return based on the composition and allocation of our pension plan assets and recent economic conditions. We make use of an external actuarial firm to verify that our expected long-term rate of return is reasonable.

The following is a summary of the pension plan's actual and target asset allocations at December 31, 2009 and 2008 by asset category:

Pension Plan Assets (In Thousands)		2009	% of Total		2008	% of Total	Target Allocation
Fixed maturity and equity securities:							
United Fire common stock - 202,058 shares	$	**3,684**	**6.7 %**	$	6,278	13.0 %	5-15 %
Other fixed maturity and equity securities		**33,622**	**61.3**		24,698	51.3	50-70
United Life annuity		**8,910**	**16.3**		8,447	17.6	10-20
Cash and cash equivalents including money market funds		**8,606**	**15.7**		8,699	18.1	10-25
Total plan assets	$	**54,822**	**100.0 %**	$	48,122	100.0 %	

The investment return expectations for the pension plan are used to develop the asset allocation based on the specific needs of the pension plan. Accordingly, fixed maturity and equity securities comprise the largest portion of the pension plan assets, as they yield the highest rate of return. The pension plan's annuity, which is the second largest category of pension plan assets and was originally written by our life insurance subsidiary in 1976, provides a guaranteed rate of return. The interest rate on the annuity is determined annually.

The availability of the pension plan assets held in cash and cash equivalents enables the pension plan to mitigate market risk that is associated with other types of investments and allows the pension plan to maintain liquidity both for the purpose of making future pension payments to participants and their beneficiaries and for future investment opportunities.

The pension plan's investment in United Fire common stock, accounted for 6.7 percent or $3,684,000 of its assets at December 31, 2009 and 13.0 percent or $6,278,000 of the pension plan assets at December 31, 2008. We believe that even though market fluctuations impact the fair value of this investment, the target allocation is reasonable and historically has generated investment income, through dividend payments, for the pension plan.

Valuation of Investments

Fixed Maturity and Equity Securities

Investments in fixed maturity and equity securities are stated at fair value based upon quoted market prices reported on recognized securities exchanges on the last business day of the year. Purchases and sales of securities are recorded as of the trade date.

Annuity

The United Life annuity is credited with compound interest on the average fund balance for the year. The interest rate is equivalent to the ratio of net investment income to mean assets of United Life Insurance Company.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of insured cash and money market funds held with various financial institutions. Interest is earned on a daily basis. The fair value of these funds approximates their cost basis due to their short-term nature.

United Fire Common Stock

The investment in United Fire common stock is stated at fair value based upon the closing sales price reported on a recognized securities exchange on the last business day of the year or, when no sales are reported, the bid price on that date. Our common stock is actively traded. Dividends on shares of United Fire common stock totaled $121,000 in both 2009 and 2008 and $109,000 in 2007.

Fair Value Measurement

The following table presents the categorization of the pension plan's financial instruments measured at fair value on a recurring basis at December 31, 2009:

(In Thouands)		Fair Value Measurements		
Description	December 31, 2009	Level 1	Level 2	Level 3
Investments:				
Fixed maturity securities				
Corporate bonds	$ 1,617	$ -	$ 1,617	$ -
Redeemable preferred stock	551	551	-	-
U.S. Treasury and agency	2,992	2,992	-	-
Equity securites				
United Fire & Casualty Company	3,684	3,684	-	-
Unaffiliated	28,462	28,462	-	-
Money market funds	6,206	6,206	-	-
Total assets	$ 43,512	$ 41,895	$ 1,617	$ -

The fair value of investments categorized as Level 1 is based on quoted market prices that are readily and regularly available.

The fair value of fixed maturity securities categorized as Level 2 is determined by management based on fair value information reported in the custodial statements, which is derived from recent trading activity of the underlying security in the financial markets. These securities represent various taxable bonds held by the pension plan.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires us to make various estimates and assumptions that affect the reporting of net periodic benefit cost, plan assets for all plans and plan obligations for all plans at the date of the financial statements. Actual results could differ from these estimates. One significant estimate relates to the calculation of plan obligations for all plans. We annually establish the discount rate, which is an estimate of the interest rate at which plan benefits for all plans could be effectively settled, that is used to determine the present value of the respective plan's benefit obligations as of December 31. In estimating the discount rate, we look to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the respective plan's benefit obligations.

Assumptions Used to Determine Benefit Obligations

The following actuarial assumptions were used to determine the reported plan benefit obligations at December 31:

Weighted-average assumptions as of	Pension Benefits		Other Retiree Benefits	
December 31	**2009**	2008	**2009**	2008
Discount rate	**6.00 %**	6.00 %	**5.75 %**	6.00 %
Rate of compensation increase	**4.00**	4.00	**N/A**	N/A

Assumptions Used to Determine Net Periodic Benefit Cost

The following actuarial assumptions were used at January 1 to determine our reported net periodic benefit costs for the year ended December 31:

Weighted-average assumptions as of January 1	Pension Benefits 2009	Pension Benefits 2008	Pension Benefits 2007	Other Retiree Benefits 2009	Other Retiree Benefits 2008	Other Retiree Benefits 2007
Discount rate	**6.00 %**	5.75 %	5.75 %	**6.00 %**	5.75 %	5.75 %
Expected long-term rate of return on plan assets	**8.25**	8.25	8.25	**N/A**	N/A	N/A
Rate of compensation increase	**4.00**	4.00	4.00	**N/A**	N/A	N/A

Assumed Health Care Cost Trend Rates

	Health Care Benefits		Dental Claims	
Years Ended December 31	**2009**	2008	**2009**	2008
Health care cost trend rates assumed for next year	**9.00%**	9.00%	**5.25%**	5.25%
Rate to which the health care trend rate is assumed to decline (ultimate trend rate)	**5.25%**	5.25%	**N/A**	N/A
Year that the rate reaches the ultimate trend rate	**2014**	2013	**N/A**	N/A

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0 percent change in assumed health care cost trend rates would have the following effects.

(In Thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 538	$ (426)
Effect on the health care component of the accumulated postretirement benefit obligation	4,018	(3,250)

Benefit Obligation and Funded Status

The following table provides a reconciliation of benefit obligations, plan assets and funded status of our plans:

(In Thousands)	Pension Benefits		Other Retiree Benefits	
Years Ended December 31	**2009**	2008	**2009**	2008
Reconciliation of benefit obligation				
Benefit obligation at beginning of year	**$ 70,242**	$ 67,959	**$ 18,958**	$ 18,163
Service cost	**2,747**	2,709	**1,347**	1,225
Interest cost	**4,218**	3,872	**1,222**	1,086
Actuarial (gain) loss	**1,430**	(2,238)	**2,155**	(970)
Benefit payments and adjustments	**(2,227)**	(2,060)	**(586)**	(546)
Benefit obligation at end of year [1]	**$ 76,410**	$ 70,242	**$ 23,096**	$ 18,958
Reconciliation of fair value of plan assets				
Fair value of plan assets at beginning of year	**$ 48,122**	$ 57,978	**$ -**	$ -
Actual return on plan assets	**4,927**	(11,296)	**-**	-
Employer contributions	**4,000**	3,500	**586**	546
Benefit payments and adjustments	**(2,227)**	(2,060)	**(586)**	(546)
Fair value of plan assets at end of year	**$ 54,822**	$ 48,122	**$ -**	$ -
Funded status at end of year	**$ (21,588)**	$ (22,120)	**$ (23,096)**	$ (18,958)

(1) For the pension plan, the benefit obligation is the projected benefit obligation. For the other retiree benefit plan, the benefit obligation is the accumulated postretirement benefit obligation.

Our accumulated pension benefit obligation was $63,431,000 and $58,227,000 at December 31, 2009 and 2008, respectively.

The following table displays the effect that our unrecognized prior service costs and actuarial loss had on accumulated other comprehensive income ("AOCI").

(In Thousands)	Pension Benefits		Other Retiree Benefits	
Years Ended December 31	**2009**	2008	**2009**	2008
Other amounts recognized in AOCI				
Unrecognized prior service cost	**29**	103	**(92)**	(147)
Unrecognized actuarial loss	**30,212**	32,118	**3,457**	1,302
Total other amounts recognized in AOCI	**$ 30,241**	$ 32,221	**$ 3,365**	$ 1,155

The unrecognized prior service cost and the unrecognized actuarial loss are being amortized on a straight-line basis over an average period of approximately 10 years. This period represents the average remaining employee service period until the date of full eligibility. We anticipate amortization of prior service costs and net losses for our pension plan in 2010 to be $11,000 and $2,181,000, respectively.

Net Periodic Benefit Cost

Components of net periodic benefit cost were as follows:

(In Thousands)	Pension benefits			Other Retiree Benefits		
Years Ended December 31	**2009**	2008	2007	**2009**	2008	2007
Net periodic benefit cost:						
Service cost	**$ 2,747**	$ 2,709	$ 2,555	**$ 1,347**	$ 1,225	$ 919
Interest cost	**4,218**	3,872	3,610	**1,222**	1,086	900
Expected return on plan assets	**(4,003)**	(4,846)	(4,536)	**-**	-	-
Amortization of prior service cost	**74**	107	108	**(55)**	(55)	(18)
Amortization of net loss	**2,411**	1,185	1,090	**-**	24	-
Net periodic benefit cost	**$ 5,447**	$ 3,027	$ 2,827	**$ 2,514**	$ 2,280	$ 1,801

Projected Benefit Payments

The following table summarizes the expected benefits to be paid from our plans over the next 10 years.

(In Thousands)	**2010**	2011	2012	2013	2014	2015-2019
Pension Benefits	**$ 2,583**	$ 2,652	$ 2,905	$ 3,228	$ 3,491	$ 20,357
Other retiree benefits:						
Excluding Modernization Act subsidy	**771**	858	923	1,026	1,141	7,508
Expected Modernization Act subsidy	**(81)**	(93)	(106)	(118)	(132)	(907)
Other benefits	**$ 690**	$ 765	$ 817	$ 908	$ 1,009	$ 6,601

Profit-Sharing Plan and Employee Stock Ownership Plan

We have a profit-sharing plan in which employees who meet service requirements are eligible to participate. The amount of our contribution is discretionary and is determined annually, but cannot exceed the amount deductible for federal income tax purposes. Our contribution to the profit-sharing plan for 2009, 2008 and 2007, was $927,000, $974,000 and $4,107,000, respectively.

We have an employee stock ownership plan ("ESOP plan") for the benefit of eligible employees and their beneficiaries. All employees are eligible to participate in the ESOP plan upon completion of one year of service, meeting the hourly requirements with United Fire and attaining 21 years of age. Contributions to the ESOP plan are made at our discretion. These contributions are based upon a percentage of the total payroll and are allocated to participants on the basis of compensation. We make contributions in stock or cash, which the trustee uses to acquire shares of United Fire stock to allocate to participants' accounts. As of December 31, 2009, 2008 and 2007, the ESOP plan owned 241,741, 241,796 and 244,386 shares of United Fire common stock, respectively. Shares owned by the ESOP plan are included in shares issued and outstanding for purposes of calculating earnings per share and dividends paid on the shares are charged to retained earnings. We made contributions to the ESOP plan of $150,000 in both 2009 and 2008 and $275,000 in 2007.

NOTE 10. STOCK OPTION PLANS

Nonqualified Employee Stock Award Plan

The United Fire & Casualty Company 2008 Stock Plan ("the 2008 Stock Plan") authorizes the issuance of restricted stock awards, stock appreciation rights, incentive stock options, and nonqualified stock options for up to 1,900,000 shares of United Fire common stock to employees, with 919,525 authorized shares available for future issuance at December 31, 2009. The 2008 Stock Plan is administered by the Board of Directors, which determines which employees will receive awards under the 2008 Stock Plan, when awards will be granted, and the terms and conditions of the awards. The Board of Directors may also take any action it deems necessary and appropriate for the administration of the 2008 Stock Plan. Pursuant to the 2008 Stock Plan, the Board of Directors may, in its sole discretion, grant awards to employees of United Fire or any of its affiliated companies who are in positions of substantial responsibility with United Fire.

Option awards granted pursuant to the 2008 Stock Plan are granted to buy shares of United Fire's common stock at the market value of the stock on the date of grant. All outstanding option awards vest and are exercisable in installments of 20.0 percent of the number of shares covered by the option award each year from the grant date, unless the Board of Directors authorizes the acceleration of vesting. To the extent not exercised, vested option awards accumulate and are exercisable by the awardee, in whole or in part, in any subsequent year included in the option period, but not later than 10 years from the grant date. Restricted stock awards granted pursuant to the 2008 Stock Plan fully vest after five years from the date of issuance, unless accelerated upon the approval of the Board of Directors, at which time United Fire common stock will be issued to the awardee. Restricted stock awards are generally granted free of charge to the eligible employees of United Fire as designated by the Board of Directors.

The activity in the 2008 Stock Plan is displayed in the following table.

Authorized Shares Available for Future Award Grants	**Year-Ended December 31, 2009**	Inception to Date
Beginning balance	**1,021,025**	1,900,000
Number of awards granted	**(103,500)**	(1,024,975)
Number of awards forfeited or expired	**2,000**	44,500
Ending balance	**919,525**	919,525
Number of option awards exercised	**600**	167,042
Number of restricted stock awards vested	**-**	-

Nonqualified Nonemployee Director Stock Option and Restricted Stock Plan

We have a nonemployee director stock option and restricted stock plan that authorizes United Fire to grant restricted stock and nonqualified stock options to purchase 150,000 shares of United Fire's common stock, with 70,003 options available for future issuance at December 31, 2009. The Board of Directors has the authority to determine which nonemployee directors receive awards under the plan, when options and restricted stock shall be granted, the option price, the option expiration date, the date of grant, the vesting schedule of options or whether the options shall be immediately vested, the terms and conditions of options and restricted stock (other than those terms and conditions set forth in the plan) and the number of shares of common stock to be issued pursuant to an option agreement or restricted stock agreement. The Board of Directors may also take any action it deems necessary and appropriate for the administration of the plan.

The activity in our nonemployee director stock option and restricted stock plan is displayed in the following table.

Authorized Shares Available for Future Award Grants	**Year-Ended December 31, 2009**	Inception to Date
Beginning balance	**70,003**	150,000
Number of awards granted	**-**	(86,000)
Number of awards forfeited or expired	**-**	6,003
Ending balance	**70,003**	70,003
Number of awards exercised	**400**	400

Analysis of Award Activity

The analysis below details the activity of both of our stock option plans and the ad hoc options, which were granted prior to the adoption of the other plans, for 2009. Information on options outstanding at December 31, 2009, is also presented.

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life (Yrs)	Aggregate Intrinsic Value (In Thousands)
Outstanding at January 1, 2009	812,066	$ 32.35		
Granted	103,500	$ 18.14		
Exercised	(1,000)	$ 14.29		
Forfeited or expired	(2,000)	$ 30.05		
Outstanding at December 31, 2009	912,566	$ 30.77	6.72	$ 112
Exercisable at December 31, 2009	483,992	$ 30.79	5.66	$ 103

Intrinsic value is the difference between our share price on the last day of trading (December 31, 2009) and the price of the options when granted and represents the value that would have been received by option holders had they exercised their options on December 31, 2009. These values change based on the fair market value of our shares. The intrinsic value of options exercised totaled $4,000, $125,000 and $774,000 in 2009, 2008 and 2007, respectively.

At December 31, 2009 we had 19,464 restricted stock awards outstanding, all of which were granted in May 2008 at a fair value of $33.43 per share, which resulted in $634,000 of compensation expense to be recognized over the next five years during the vesting period. The intrinsic value of the restricted stock awards outstanding totaled $355,000 for 2009.

Assumptions

The weighted-average grant-date fair value of the options granted under the plan has been estimated using the Black-Scholes option pricing model with the following weighted-average assumptions.

December 31,	**2009**	2008	2007
Risk-free interest rate	**2.72 %**	3.32 %	4.60 %
Expected option life (in years)	**7**	7	7
Expected dividends	**$ 0.60**	$ 0.60	$ 0.495
Expected volatility	**54.88 %**	26.57 %	28.28 %
Weighted-average grant-date fair value of options granted during the year	**$ 7.52**	$ 9.54	$ 11.71

The following table summarizes information regarding the stock options outstanding and exercisable at December 31, 2009:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Yrs)	Weighted-Average Exercise Price		Number Exercisable	Weighted-Average Exercise Price	
$ 15.01 - 21.00	159,350	7.09	$	17.53	55,850	$	16.39
21.01 - 28.00	82,700	4.19		22.80	82,600		22.80
28.01 - 35.00	345,766	7.17		33.06	156,692		32.57
35.01 - 41.00	324,750	6.71		36.85	188,850		37.07
$ 15.01 - 41.00	912,566	6.72	$	30.77	483,992	$	30.79

NOTE 11. SEGMENT INFORMATION

We have two reportable business segments in our operations: property and casualty insurance and life insurance. The property and casualty insurance segment has three domestic locations from which it conducts its business. All offices target a similar customer base, market the same products and use the same marketing strategies and are therefore aggregated. The life insurance segment operates from our home office. The accounting policies of the segments are the same as those described in Note 1 to our Consolidated Financial Statements. We analyze results based on profitability (i.e., loss ratios), expenses and return on equity. Because all of our insurance is sold domestically, we have no revenues allocable to foreign operations.

Property and Casualty Insurance Segment

We write both commercial and personal lines of property and casualty insurance. We focus on our commercial lines, which represented 91.8 percent of our property and casualty insurance premiums earned for 2009. Our personal lines represented 8.2 percent of our property and casualty insurance premiums earned for 2009.

Products

Our primary commercial policies are tailored business packages that include the following coverages: fire and allied lines, other liability, automobile, workers' compensation and surety. Our personal lines consist primarily of automobile and fire and allied lines coverage, including homeowners.

Pricing

The pricing of our property and casualty insurance products are based on many factors including state regulation and legislation, competition, business and economic conditions such as: inflation, market rates of interest, expenses, the frequency and severity of claims, and the outcome of judicial decisions. Additionally, many state regulators consider investment income when establishing or approving rates, which can reduce the margin for profit that we include in the rating formula.

Seasonality

Our property and casualty insurance segment experiences some seasonality with regard to premiums written, which are generally highest in January and July and lowest during the fourth quarter. Although we experience some seasonality in our premiums written, premiums are earned ratably over the period of coverage. Losses and loss settlement expenses incurred tend to remain consistent throughout the year, with the exception of when a catastrophe occurs. Catastrophes inherently are unpredictable and can occur at any time during the year from man-made or natural disaster events that include, but which are not limited to, hail, tornadoes, hurricanes and windstorms.

Disaster Charges and Other Related Expenses

In June 2008, our corporate headquarters was forced to close temporarily due to historic flooding in Cedar Rapids, Iowa, that caused extensive damage to the first and lower levels of our buildings. We recorded flood-related charges of $6,803,000, net of insurance, in 2008 and net insurance recoveries of $1,468,000 in 2009. These charges primarily relate to costs incurred to clean up and restore our Cedar Rapids, Iowa home office and contents. We have received insurance reimbursements totaling $1,822,000 and $3,106,000, in 2009 and 2008, respectively, which offset all of the charges incurred in 2009 and a portion of the charges incurred in 2008.

In September 2008, our New Orleans, Louisiana claims office in Metairie closed for three days due to Hurricane Gustav and our Gulf Coast regional office in Galveston, Texas was temporarily closed for three weeks due to Hurricane Ike. We recorded $133,000, net of insurance, and $399,000 of hurricane-related expenses in 2009 and 2008, respectively, which primarily relates to costs incurred to remove damaged contents from the affected areas and establish a temporary facility for our Gulf Coast regional office. We have received insurance reimbursements totaling $275,000 in 2009, which offset a portion of the charges incurred in 2009. There were no such reimbursements recorded in 2008.

We believe that any additional disaster charges and other related expenses incurred in 2010 would be minimal and immaterial to our results of operations.

Life Insurance Segment

Products

United Life Insurance Company underwrites all of our life insurance business and sells annuities. Our principal products are single premium annuities, universal life products and traditional life (primarily single premium whole life insurance) products. We also underwrite and market other traditional products, including term life insurance and whole life insurance. We do not write variable annuities or variable insurance products.

Life insurance in-force, before ceded reinsurance, totaled $4,715,258,000 and $4,589,010,000 as of December 31, 2009 and 2008, respectively. Traditional life insurance products represented 62.8 percent and 61.0 percent of our insurance in-force at December 31, 2009 and 2008, respectively. Universal life insurance represented 34.3 percent and 35.8 percent of insurance in-force at December 31, 2009 and 2008, respectively.

Pricing

Premiums for our life and health insurance products are based on assumptions with respect to mortality, morbidity, investment yields, expenses, and lapses and are also affected by state laws and regulations, as well as competition. Pricing assumptions are based on our experience, as well as the industry in general, depending upon the factor being considered. The actual profit or loss produced by a product will vary from the anticipated profit if the actual experience differs from the assumptions used in pricing the product.

Premiums Earned by Segment

The following table set forth our net premiums earned by segment before intersegment eliminations.

(In Thousands) Years Ended December 31		**2009**		2008		2007
Property and Casualty Insurance Segment						
Net premiums earned:						
Fire and allied lines	**$**	**124,582**	$	130,570	$	138,611
Other liability		**119,587**		134,429		136,704
Automobile		**111,001**		113,832		112,768
Workers' compensation		**51,992**		52,792		48,359
Fidelity and surety		**21,354**		22,244		21,848
Reinsurance assumed		**5,942**		10,530		13,682
Miscellaneous		**1,219**		1,184		1,162
Total net premiums earned	**$**	**435,677**	$	465,581	$	473,134
Life Insurance Segment						
Net premiums earned:						
Ordinary life (excluding Universal life)	**$**	**23,842**	$	21,617	$	18,542
Universal life policy fees		**10,554**		9,653		10,080
Accident and health		**1,634**		1,790		2,090
Immediate annuities with life contingencies		**6,755**		4,505		1,325
Credit life		**140**		271		604
Group life		**206**		239		200
Total net premiums earned	**$**	**43,131**	$	38,075	$	32,841

Total revenue by segment includes sales to external customers and intersegment sales that are eliminated to arrive at the total revenues as reported in the accompanying Consolidated Statements of Income. We account for intersegment sales on the same basis as sales to external customers. The following table sets forth certain data for each of our business segments and is reconciled to our Consolidated Financial Statements. Depreciation expense and property and equipment acquisitions for 2009, 2008 and 2007, are reported in the property and casualty insurance segment.

(In Thousands) Years Ended December 31		2009		2008		2007
Property and Casualty Insurance Segment						
Revenues						
Net premiums earned	$	435,677	$	465,581	$	473,134
Investment income, net of investment expenses		31,715		33,618		43,507
Realized investment gains (losses)		(6,815)		1,879		7,099
Other income (expense)		194		(55)		59
Total reportable segment	$	460,771	$	501,023	$	523,799
Intersegment eliminations		(173)		(166)		(144)
Total revenues	$	460,598	$	500,857	$	523,655
Net income (loss) before income taxes						
Revenues	$	460,771	$	501,023	$	523,799
Benefits, losses and expenses		500,855		537,569		384,855
Total reportable segment	$	(40,084)	$	(36,546)	$	138,944
Intersegment eliminations		137		116		68
Income (loss) before income taxes	$	(39,947)	$	(36,430)	$	139,012
Income tax expense (benefit)		(22,270)		(21,274)		40,787
Net income (loss)	$	(17,677)	$	(15,156)	$	98,225
Assets						
Total reportable segment	$	1,561,474	$	1,495,883	$	1,554,490
Intersegment eliminations		(237,165)		(185,116)		(230,373)
Total assets	$	1,324,309	$	1,310,767	$	1,324,117
Life Insurance Segment						
Revenues						
Net premiums earned	$	43,131	$	38,075	$	32,841
Investment income, net of investment expenses		74,533		74,125		78,986
Realized investment gains (losses)		(6,364)		(12,262)		2,571
Other income		605		935		595
Total reportable segment	$	111,905	$	100,873	$	114,993
Intersegment eliminations		(310)		(281)		(122)
Total revenues	$	111,595	$	100,592	$	114,871
Net income before income taxes						
Revenues	$	111,905	$	100,873	$	114,993
Benefits, losses and expenses		100,528		97,464		94,699
Total reportable segment	$	11,377	$	3,409	$	20,294
Intersegment eliminations		(136)		(115)		28
Income before income taxes	$	11,241	$	3,294	$	20,322
Income tax expense		4,005		1,202		7,155
Net income	$	7,236	$	2,092	$	13,167
Assets	$	1,578,235	$	1,376,363	$	1,436,437
Consolidated Totals						
Total consolidated revenues	$	572,193	$	601,449	$	638,526
Total consolidated net income (loss)	$	(10,441)	$	(13,064)	$	111,392
Total consolidated assets	$	2,902,544	$	2,687,130	$	2,760,554

NOTE 12. QUARTERLY SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth our selected unaudited quarterly financial information.

(In Thousands Except Per Share Data) Quarters	First	Second	Third	Fourth	Total
Year ended December 31, 2009					
Total revenues	**$ 138,263**	**$ 134,046**	**$ 150,701**	**$ 149,183**	**$ 572,193**
Income (loss) before income taxes	**1,491**	**(11,360)**	**(18,589)**	**(248)**	**(28,706)**
Net income (loss)	**$ 3,270**	**$ (5,334)**	**$ (10,156)**	**$ 1,779**	**$ (10,441)**
Basic earnings (loss) per share [1]	**$ 0.12**	**$ (0.20)**	**$ (0.38)**	**$ 0.07**	**$ (0.39)**
Diluted earnings (loss) per share [1]	**0.12**	**(0.20)**	**(0.38)**	**0.07**	**(0.39)**
Year ended December 31, 2008					
Total revenues	$ 150,043	$ 152,246	$ 149,381	$ 149,779	$ 601,449
Income (loss) before income taxes	26,823	(5,388)	(28,201)	(26,370)	(33,136)
Net income (loss)	$ 20,127	$ (1,523)	$ (16,826)	$ (14,842)	$ (13,064)
Basic earnings (loss) per share [1]	$ 0.74	$ (0.06)	$ (0.63)	$ (0.56)	$ (0.48)
Diluted earnings (loss) per share [1]	0.74	(0.06)	(0.63)	(0.56)	(0.48)

(1) The sum of the quarterly reported amounts may not equal the full year, as each is computed independently.

NOTE 13. EARNINGS AND DIVIDENDS PER COMMON SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share gives effect to all dilutive common shares outstanding during the reporting period. The dilutive shares we consider in our diluted earnings per share calculation relate to our outstanding stock options.

We determine the dilutive effect of our stock options outstanding using the "treasury stock" method. Under this method, we assume the exercise of all of the outstanding options whose exercise price is less than the weighted-average fair market value of our stock during the reporting period. This method also assumes that the proceeds from the hypothetical stock option exercises are used to repurchase shares of common stock at the weighted-average fair market value of the stock during the reporting period. The net of the assumed options exercised and assumed common shares repurchased represent the number of dilutive common shares, which we add to the denominator of the earnings per share calculation.

The components of basic and diluted earnings per share are displayed in the table below.

Years ended December 31	**2009**		2008		2007	
(In Thousands Except Per Share Data)	**Basic**	**Diluted**	Basic	Diluted	Basic	Diluted
Net income (loss)	**$ (10,441)**	**$ (10,441)**	$ (13,064)	$ (13,064)	$ 111,392	$ 111,392
Weighted-average common shares outstanding	**26,590**	**26,590**	26,960	26,960	27,569	27,569
Add dilutive effect of stock options	**-**	**-**	-	-	-	71
Weighted-average common shares for EPS calculation	**26,590**	**26,590**	26,960	26,960	27,569	27,640
Earnings (loss) per share	**$ (0.39)**	**$ (0.39)**	$ (0.48)	$ (0.48)	$ 4.04	$ 4.03
Awards excluded from diluted EPS calculation [1]	**-**	**932**	-	832	-	138

(1) Outstanding awards were excluded from the diluted earnings per share calculation because the effect of including them would have been anti-dilutive.

NOTE 14. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes changes in stockholders' equity during a period except those resulting from investments by and dividends to stockholders. The following table sets forth the components of comprehensive income (loss) and the related tax effects for 2009, 2008 and 2007.

(In Thousands)	Years Ended December 31, 2009	2008	2007
Net income (loss)	**$ (10,441)**	$ (13,064)	$ 111,392
Other comprehensive income (loss):			
Change in net unrealized appreciation on investments	**74,624**	(102,745)	(2,543)
Adjustment for net realized (gains) losses included in income	**13,179**	10,383	(9,670)
Change in unrecognized employee benefit costs	**(2,661)**	(12,934)	(7,239)
Adjustment for costs included in employee benefit expense	**2,430**	1,261	1,180
Other comprehensive income (loss), before tax	**87,572**	(104,035)	(18,272)
Income tax effect	**(30,774)**	36,411	6,394
Other comprehensive income (loss), after tax	**56,798**	(67,624)	(11,878)
Comprehensive income (loss)	**$ 46,357**	$ (80,688)	$ 99,514

NOTE 15. LEASE COMMITMENTS

At December 31, 2009, we were obligated under noncancelable operating lease agreements for office space, vehicles, computer equipment and office equipment. Most of our leases include renewal options, purchase options or both. These provisions may be exercised by us upon the expiration of the related lease agreements. Rental expense under our operating lease agreements was $4,209,000, $4,085,000 and $4,785,000 for 2009, 2008 and 2007, respectively. Our most significant lease arrangement is for office space for our regional office in Galveston, Texas. This lease expires in December 2014. The annual lease payments for this office space total approximately $2,100,000.

At December 31, 2009, our future minimum rental payments are as follows:

(In Thousands)	
2010	$ 4,077
2011	3,847
2012	2,886
2013	2,563
2014	2,238
Thereafter	1,012
Total	$ 16,623

Report of Independent Registered Public Accounting Firm on Financial Statements

Board of Directors and Stockholders
United Fire & Casualty Company

We have audited the accompanying consolidated balance sheets of United Fire & Casualty Company (United Fire) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules of United Fire listed in Item 15(a)(2). These financial statements and schedules are the responsibility of United Fire's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Fire & Casualty Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Fire's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated March 1, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
March 1, 2010

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of United Fire & Casualty Company is responsible for establishing and maintaining adequate internal control over financial reporting. United Fire & Casualty Company's internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its Consolidated Financial Statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2009, United Fire & Casualty Company's management assessed the effectiveness of internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on the assessment, United Fire & Casualty Company's management determined that effective internal control over financial reporting is maintained as of December 31, 2009, based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements of United Fire & Casualty Company included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2009. Their report, which expresses an unqualified opinion on the effectiveness of United Fire & Casualty Company's internal control over financial reporting as of December 31, 2009, is included in this item under the heading "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."

Dated: March 1, 2010

/s/ Randy A. Ramlo

Randy A. Ramlo
Chief Executive Officer

/s/ Dianne M. Lyons

Dianne M. Lyons
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
United Fire & Casualty Company

We have audited the internal control over financial reporting of United Fire & Casualty Company (United Fire) as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). United Fire's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on United Fire's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, United Fire & Casualty Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balances sheets of United Fire & Casualty Company as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
March 1, 2010

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were designed and functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's annual report on internal control over financial reporting and the attestation report of our independent registered public accounting firm are included in Item 8 under the headings "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting," respectively and incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As required by Rule 15d-15(e) under the Securities Exchange Act of 1934, our management, including our chief executive officer and chief financial officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, no such change in our internal control over financial reporting occurred during our fourth fiscal quarter.

ITEM 9B. OTHER INFORMATION

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

EXECUTIVE OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES AT UNITED FIRE

The following table sets forth information as of December 31, 2009, concerning the following executive officers and other significant employees.

Name	Age	Position
Randy A. Ramlo [(1)]	48	President and Chief Executive Officer
Michael T. Wilkins [(1)]	46	Executive Vice President, Corporate Administration
Dianne M. Lyons [(1)]	46	Vice President and Chief Financial Officer
Brian S. Berta	45	Vice President, Great Lakes regional office
David E. Conner [(1)]	51	Vice President and Chief Claims Officer
Barrie W. Ernst [(1)]	55	Vice President and Chief Investment Officer
Kevin W. Helbing	44	Controller
David L. Hellen	57	Vice President, Denver regional office
Kent J. Hutchins [(1)]	51	Vice President and Chief Operating Officer, United Life Insurance Company
Joseph B. Johnson	57	Vice President, Gulf Coast regional office
David A. Lange	52	Corporate Secretary and Fidelity and Surety Claims Manager
Janice A. Martin	48	Treasurer
Scott A. Minkel	47	Vice President, Information Services
Douglas A. Penn	60	Vice President, Midwest regional office
Dennis J. Richmann	45	Vice President, Fidelity and Surety
Neal R. Scharmer [(1)]	53	Vice President, General Counsel and Corporate Secretary
Allen R. Sorensen	51	Vice President, Corporate Underwriting
Colleen R. Sova	54	Vice President, e-Solutions
Timothy G. Spain	58	Vice President, Human Resources

(1) Executive Officers

A brief description of the business experience of these officers follows.

Randy A. Ramlo was appointed our President and Chief Executive Officer in May 2007. He previously served us as Chief Operating Officer from May 2006 until May 2007, as Executive Vice President from May 2004 until May 2007, and as Vice President, Fidelity and Surety, from November 2001 until May 2004. He also worked as an underwriting manager in our Great Lakes region. We have employed Mr. Ramlo since 1984.

Michael T. Wilkins became our Executive Vice President, Corporate Administration, in May 2007. He was our Senior Vice President, Corporate Administration, from May 2004 until May 2007, our Vice President, Corporate Administration, from August 2002 until May 2004 and the resident Vice President in our Lincoln regional office from 1998 until 2002. Prior to 1998, Mr. Wilkins held various other positions within our company since joining us in 1985.

Dianne M. Lyons was appointed Chief Financial Officer in May 2006. She was appointed Vice President in May 2003 and served as our Controller from 1999 until May 2006. Ms. Lyons has been employed by us in the accounting department since 1983.

Brian S. Berta is Vice President of our Great Lakes region, a position he has held since May 2006. Mr. Berta previously served as an underwriting manager in our Great Lakes region and has been employed by us since 1993.

David E. Conner was appointed our Vice President and Chief Claims Officer, effective January 1, 2005. Mr. Conner has served in various capacities within the claims department, including claims manager and Assistant Vice President, since joining us in 1998.

Barrie W. Ernst is our Vice President and Chief Investment Officer. He joined us in August 2002. Previously, Mr. Ernst served as Senior Vice President of SCI Financial Group, Cedar Rapids, Iowa, where he worked from 1980 to 2002. SCI Financial Group was a regional financial services firm providing brokerage, insurance and related services to its clients.

Kevin W. Helbing joined us as our Controller in February 2008. Mr. Helbing was previously employed by Marsh U.S.A. in Iowa City, Iowa, as Vice President, Treasury, from April 2007 until February 2008. From March 2001 until April 2007, Mr. Helbing was employed by Marsh Advantage America, first as an accounting manager and then as Assistant Vice President and Controller. Marsh U.S.A. and Marsh Advantage America design, manage and administer insurance and risk programs for businesses.

David L. Hellen serves as Vice President of our Denver regional office; a position he has held since 1988. We have employed Mr. Hellen since 1975.

Kent J. Hutchins was named Vice President and Chief Operating Officer of our life insurance subsidiary, United Life Insurance Company, in May 2007, after serving as its Vice President and General Manager from August 2006 until May 2007. Mr. Hutchins was previously employed by Tricor Lending and Financial Services in Prairie du Chien, Wisconsin. As an employee of Tricor, he was a member of our life agency force for 25 years before joining United Life Insurance Company as a marketing representative for the state of Wisconsin in June 2004.

Joseph B. Johnson was named Vice President of our Gulf Coast regional office in May 2007, after having served as branch manager since August 2006. Mr. Johnson has over 25 years of experience in the insurance industry. From August 2001 until August 2006, he served as Vice President of Insurance Operations for Beacon Insurance Group in Wichita Falls, Texas.

David A. Lange has served as one of our Corporate Secretaries since 1997. Mr. Lange has also been a Surety Claims Manager since he began his employment with us in 1987.

Janice A. Martin was named Treasurer in May 2008. Ms. Martin has served in various capacities since joining us in 1988, including as Tax Accountant and as Tax Manager since January 2006.

Scott A. Minkel is our Vice President, Information Services, a position he has held since May 2007. Mr. Minkel previously served in various capacities within the information services department since joining us in 1984, including as Assistant Vice President, Director of Information Services and programming manager.

Douglas A. Penn is Vice President of our Midwest regional office, a position he has held since May 2007. Since joining us in 1974, Mr. Penn has served in a variety of capacities, including as underwriting manager, marketing representative and commercial underwriter.

Dennis J. Richmann was named our Vice President, Fidelity and Surety, in May 2006. He has been employed by us in various capacities since joining us in August 1988, most recently as Surety Bond Underwriting Manager.

Neal R. Scharmer was appointed our Vice President and General Counsel in May 2001 and Corporate Secretary in May 2006. He joined us in 1995.

Allen R. Sorensen became our Vice President, Corporate Underwriting, in May 2006. Mr. Sorensen began his career with us in June 1981 and has served us in various capacities, including underwriting, product support and product automation.

Colleen R. Sova serves as Vice President in our e-Solutions department, a position she has held since May 2007. Ms. Sova has previously served us in a variety of capacities since joining us in 1981, including as Assistant Vice President and Director of e-Solutions, Director of Claims Administration, claims supervisor and claims adjuster.

Timothy G. Spain became our Vice President, Human Resources, in July 2006. Mr. Spain began his employment with us in December 1994 as Training Director.

The information required by this Item regarding our directors and corporate governance matters is included under the captions "Proposal 1—Election of Directors," "Corporate Governance," and the subheading "Code of Ethics" under "Miscellaneous" in our 2010 Proxy Statement, and is incorporated herein by reference. The information required by this Item regarding compliance with Section 16(a) of the Exchange Act is included under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2010 Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item regarding our executive compensation and our Compensation Committee Report is included under the caption "Executive Compensation" in our 2010 Proxy Statement and is incorporated herein by reference. The information required by this Item regarding Compensation Committee interlocks and insider participation is included under the caption "Corporate Governance," subheading "Compensation Committee —Interlocks and Insider Participation" in our 2010 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The information required under this Item is included under the captions "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management" and "Securities Authorized for Issuance under Equity Compensation Plans" in our 2010 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item is included under the caption "Corporate Governance" in our 2010 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required under this Item is included under the caption "Information About Our Independent Registered Public Accounting Firm" in our 2010 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

We have filed the following documents as part of this Annual Report on Form 10-K:

Schedule I. Summary of Investments – Other than Investments in Related Parties

December 31, 2009	(In Thousands)		
Type of Investment	Cost or Amortized Cost	Fair Value	Amounts at Which Shown in Balance Sheet
Fixed maturities			
Bonds			
United States Government and government agencies and authorities	$ 125,888	$ 126,812	$ 126,718
States, municipalities and political subdivisions	599,205	625,877	625,856
Foreign governments	137,541	143,929	143,929
Public utilities	272,690	287,048	287,048
All other corporate bonds	960,612	995,749	995,749
Redeemable preferred stock	1,126	1,309	1,309
Total fixed maturities	$ 2,097,062	$ 2,180,724	$ 2,180,609
Equity securities			
Common stocks			
Public utilities	$ 7,484	$ 11,717	$ 11,717
Banks, trusts and insurance companies	11,151	49,483	49,483
Industrial, miscellaneous and all other	33,210	70,489	70,489
Nonredeemable preferred stocks	1,461	1,029	1,029
Total equity securities	$ 53,306	$ 132,718	$ 132,718
Mortgage loans on real estate	$ 7,328	$ 8,229	$ 7,328
Policy loans	7,947	7,947	7,947
Other long-term investments	15,880	15,880	15,880
Short-term investments	7,359	7,359	7,359
Total investments	$ 2,188,882	$ 2,352,857	$ 2,351,841

Schedule III. Supplementary Insurance Information

(In Thousands)	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Earned Premium Revenue	Investment Income, Net	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Underwriting Expenses	Interest on Policyholders' Accounts	Premiums Written [2]
Year Ended December 31, 2009										
Property and casualty [3]	**$ 45,562**	**$ 606,045**	**$ 205,703**	**$ 435,677**	**$ 31,542**	**$365,721**	**$ 105,606**	**$ 30,553**	**$ -**	**$ 424,827**
Life, accident and health [1]	**46,943**	**1,321,600**	**307**	**42,821**	**74,533**	**40,670**	**9,287**	**8,745**	**41,652**	**-**
Total	**$ 92,505**	**$ 1,927,645**	**$ 206,010**	**$ 478,498**	**$ 106,075**	**$406,391**	**$ 114,893**	**$ 39,298**	**$ 41,652**	**$ 424,827**
Year Ended December 31, 2008										
Property and casualty [3]	$ 52,222	$ 586,109	$ 216,438	$ 465,581	$ 33,452	$393,349	$ 117,590	$ 19,146	$ -	$ 459,571
Life, accident and health [1]	106,043	1,167,665	528	37,794	74,125	36,447	11,568	9,106	40,177	-
Total	$ 158,265	$ 1,753,774	$ 216,966	$ 503,375	$ 107,577	$429,796	$ 129,158	$ 28,252	$ 40,177	$ 459,571
Year Ended December 31, 2007										
Property and casualty	$ 58,291	$ 496,083	$ 223,533	$ 473,134	$ 43,363	$245,845	$ 123,420	$ 15,378	$ -	$ 470,402
Life, accident and health [1]	70,707	1,184,977	997	32,629	79,076	30,535	13,385	7,540	43,089	-
Total	$ 128,998	$ 1,681,060	$ 224,530	$ 505,763	$ 122,439	$276,380	$ 136,805	$ 22,918	$ 43,089	$ 470,402

(1) Annuity deposits are included in future policy benefits, losses, claims and loss expenses.
(2) Pursuant to Regulation S-X, premiums written does not apply to life insurance companies. Please refer to the Statutory Financial Measures section of Part II, Item 7 for further explanation of this measure.
(3) Disaster charges and other related expenses incurred in 2009 and 2008 are not included in this table. Please refer to the Consolidated Statements of Income for this amount.

Schedule IV. Reinsurance

(In Thousands)	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net Earned
Year Ended December 31, 2009					
Life insurance in force	**$ 4,715,138**	**$ 910,775**	**$ 120**	**$ 3,804,483**	
Premiums earned					
Property and casualty insurance	**$ 464,698**	**$ 36,925**	**$ 7,904**	**$ 435,677**	**1.81%**
Life, accident and health insurance	**44,754**	**1,935**	**2**	**42,821**	**0.00%**
Total	**$ 509,452**	**$ 38,860**	**$ 7,906**	**$ 478,498**	**1.65%**
Year Ended December 31, 2008					
Life insurance in force	$ 4,588,688	$ 836,784	$ 322	$ 3,752,226	
Premiums earned					
Property and casualty insurance	$ 490,840	$ 38,212	$ 12,953	$ 465,581	2.78%
Life, accident and health insurance	39,513	1,729	10	37,794	0.03%
Total	$ 530,353	$ 39,941	$ 12,963	$ 503,375	2.58%
Year Ended December 31, 2007					
Life insurance in force	$ 4,465,749	$ 737,561	$ 1,458	$ 3,729,646	
Premiums earned					
Property and casualty insurance	$ 499,466	$ 43,979	$ 17,647	$ 473,134	3.73%
Life, accident and health insurance	34,257	1,664	36	32,629	0.11%
Total	$ 533,723	$ 45,643	$ 17,683	$ 505,763	3.50%

Schedule V. Valuation And Qualifying Accounts

(In Thousands) Description	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Allowance for bad debts				
Year ended December 31, 2009	**$ 655**	**$ 33**	**$ -**	**$ 688**
Year ended December 31, 2008	631	24	-	655
Year ended December 31, 2007	393	238	-	631
Deferred tax asset valuation allowance [1]				
Year ended December 31, 2009	**$ 5,647**	**$ -**	**$ -**	**$ 5,647**
Year ended December 31, 2008	5,647	-	-	5,647
Year ended December 31, 2007	6,195	-	548	5,647

(1) Recorded in connection with the purchase of American Indemnity Financial Corporation.

Schedule VI. Supplemental Information Concerning Property and Casualty Insurance Operations

(In Thousands) Affiliation with Registrant: United Fire and consolidated property and casualty subsidiaries	Deferred Policy Acquisition Costs	Reserves for Unpaid Claims and Claim Adjustment Expenses	Unearned Premiums	Earned Premiums	Net Realized Investment Gains (Losses)	Net Investment Income	Claims and Claim Adjustment Expenses Incurred Related to: Current Year	Claims and Claim Adjustment Expenses Incurred Related to: Prior Years	Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expenses	Premiums Written
2009	**$ 45,562**	**$ 606,045**	**$ 205,703**	**$ 435,677**	**$ (6,815)**	**$ 31,542**	**$ 339,507**	**$ 26,215**	**$ 105,606**	**$ 327,032**	**$ 424,827**
2008	$ 52,222	$ 586,109	$ 216,438	$ 465,581	$ 1,879	$ 33,452	$ 392,801	$ 548	$ 117,590	$ 317,031	$ 459,571
2007	$ 58,291	$ 496,083	$ 223,533	$ 473,134	$ 7,099	$ 43,363	$ 291,046	$ (45,201)	$ 123,420	$ 266,888	$ 470,402

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED FIRE & CASUALTY COMPANY

By: /s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer, Director and Principal Executive Officer

Date: 03/01/10

By: /s/ Dianne M. Lyons
Dianne M. Lyons, Vice President, Chief Financial Officer and Principal Accounting Officer

Date: 03/01/10

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By /s/ Jack B. Evans
Jack B. Evans, Chairman and Director

Date 03/01/10

By /s/ Christopher R. Drahozal
Christopher R. Drahozal, Director

Date 03/01/10

By /s/ Thomas W. Hanley
Thomas W. Hanley, Director

Date 03/01/10

By: /s/ Douglas M. Hultquist
Douglas M. Hultquist, Director

Date 03/01/10

By /s/ Casey D. Mahon
Casey D. Mahon, Director

Date 03/01/10

By /s/ George D. Milligan
George D. Milligan, Director

Date 03/01/10

By /s/ James W. Noyce
James W. Noyce, Director

Date 03/01/10

By /s/ Mary K. Quass
Mary K. Quass, Director

Date 03/01/10

By /s/ John A. Rife
John A. Rife, Vice Chairman and Director

Date 03/01/10

By /s/ Kyle D. Skogman
Kyle D. Skogman, Director

Date 03/01/10

By /s/ Frank S. Wilkinson Jr.
Frank S. Wilkinson Jr., Director

Date 03/01/10

Exhibit Index

Exhibit number	Exhibit description	Filed herewith	Incorporated by reference			
			Form	Period ending	Exhibit	Filing date
3.1	Fourth Restated Articles of Incorporation		Amendment #1 to S-3		4.1	04/04/02
3.2	First Amendment to Fourth Restated Articles of Incorporation		Amendment #3 to S-3		4.2	05/03/02
3.3	Second Amendment to Fourth Restated Articles of Incorporation		10-Q	06/30/05	4.1	07/29/05
3.4	Third Amendment to Fourth Restated Articles of Incorporation		8-K		99.6	05/21/08
3.5	Bylaws of United Fire & Casualty Company		8-K		99.2	11/20/09
10.1	United Fire & Casualty Company Employee Stock Purchase Plan		10-K	12/31/07	10.2	02/27/08
10.2*	United Fire & Casualty Company Nonqualified Nonemployee Director Stock Option and Restricted Stock Plan		S-8		4.1	10/23/05
10.3*	Description of employment arrangement between United Fire & Casualty Company and Randy A. Ramlo		10-Q	06/30/07	10.1	07/27/07
10.4*	United Fire & Casualty Annual Incentive Plan (Amended October 19, 2007)		10-Q	09/30/07	10.2	10/25/07
10.5*	United Fire & Casualty Company's Nonqualified Deferred Compensation Plan		10-Q	09/30/07	10.3	10/25/07
10.6*	Form of United Fire & Casualty Company Nonqualified Employee Stock Option Agreement		10-K	12/31/07	10.7	02/27/08
10.7*	Form of United Fire & Casualty Company Nonqualified Nonemployee Stock Option and Restricted Stock Agreement		10-K	12/31/07	10.8	02/27/08
10.8*	United Fire & Casualty Company 2008 Stock Plan		S-8		4.1	05/21/08
10.9*	Form of Stock Award Agreement under United Fire & Casualty Company 2008 Stock Plan		8-K		99.2	05/22/08
10.10*	Form of Non-Qualified Stock Option Agreement for the Purchase of Stock under United Fire & Casualty Company 2008 Stock Plan		8-K		99.3	05/22/08
10.11*	Form of Incentive Stock Option Agreement for the Purchase of Stock under United Fire & Casualty Company 2008 Stock Plan		8-K		99.4	05/22/08
10.12*	Amendment to Nonqualified Stock Option Agreements for John A. Rife		8-K/A		99.1	02/24/09
11	Statement Re Computation of Per Share Earnings. All information required by Exhibit 11 is presented within Note 13 of the Notes to Consolidated Financial Statements	X				

Exhibit number	Exhibit description	Filed herewith	Incorporated by reference			
			Form	Period ending	Exhibit	Filing date
12	Statement Re Computation of Ratios	X				
14	Code of Ethics		10-K	12/31/06	3.4	03/01/07
21	Subsidiaries of the registrant	X				
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm	X				
23.2	Consent of Griffith, Ballard & Company, independent actuary	X				
23.3	Consent of Regnier Consulting Group, Inc., independent actuary	X				
31.1	Certification of Randy A. Ramlo pursuant to Section 302 of the Sarbanes—Oxley Act of 2002	X				
31.2	Certification of Dianne M. Lyons pursuant to Section 302 of the Sarbanes—Oxley Act of 2002	X				
32.1	Certification of Randy A. Ramlo pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002	X				
32.2	Certification of Dianne M. Lyons pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002	X				

*Indicates a management contract or compensatory plan or arrangement.

EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands) Years ended December 31	**2009**	2008	2007	2006	2005
Earnings:					
Income before income taxes	**$ (28,706)**	$ (33,136)	$ 159,334	$ 125,492	$ 6,556
Add: fixed charges	**42,494**	40,994	44,046	50,102	55,639
Total earnings	**$ 13,788**	$ 7,858	$ 203,380	$ 175,594	$ 62,195
Fixed charges:					
Interest on policyholders' accounts	**$ 41,652**	$ 40,177	$ 43,089	$ 49,159	$ 54,727
Portion of rent representative of interest factor	**842**	817	957	943	912
Total fixed charges	**$ 42,494**	$ 40,994	$ 44,046	$ 50,102	$ 55,639
Preferred stock dividend requirement	**-**	-	-	-	906
Combined fixed charges and preferred stock dividend requirements	**$ 42,494**	$ 40,994	$ 44,046	$ 50,102	$ 56,545
Ratio of earnings to fixed charges	**0.32**	0.19	4.62	3.50	1.12
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	**0.32**	0.19	4.62	3.50	1.10

EXHIBIT 21. SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization	% of ownership by United Fire & Casualty Company or one of its subsidiaries
United Life Insurance Company	Iowa	100 % owned by United Fire & Casualty Company
Lafayette Insurance Company	Louisiana	100 % owned by United Fire & Casualty Company
Addison Insurance Company	Illinois	100 % owned by United Fire & Casualty Company
United Fire & Indemnity Company	Texas	100 % owned by United Fire & Casualty Company
American Indemnity Financial Corporation	Delaware	100 % owned by United Fire & Casualty Company
Texas General Indemnity Company	Colorado	100 % owned by American Indemnity Financial Corporation
United Fire Lloyds	Texas	Operationally and financially controlled by United Fire & Indemnity Company

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of United Fire & Casualty Company (United Fire) described in the following table of our reports dated March 1, 2010, with respect to internal control over financial reporting and the consolidated financial statements and schedules of United Fire & Casualty Company included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

Registration Statement Form	Number	Purpose
S-8	333-42895	Pertaining to United Fire's employee stock purchase plan
S-8	333-63103	Pertaining to United Fire's nonqualified employee stock option plan
S-8	333-107041	Pertaining to the United Fire Group 401(k) plan
S-8	333-129923	Pertaining to United Fire's nonqualified non-employee director stock option and restricted stock plan
S-3ASR	333-133169	Pertaining to United Fire's shelf registration
S-8	333-151074	Pertaining to United Fire's 2008 stock plan

/s/ Ernst & Young LLP

Ernst & Young LLP

Chicago, Illinois
March 1, 2010

EXHIBIT 23.2

Consent of Expert

We consent to the use of and reference to our name in the Annual Report on Form 10-K of United Fire & Casualty Company ("United Fire") for the year ended December 31, 2009 in Item 1. "Business" under the heading "Reserves" under the heading "Life Insurance Segment," in Item 1A. "Risk Factors," and in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Critical Accounting Estimates" under the heading "Independent Actuary" under "Future Policy Benefits and Losses, Claims and Loss Settlement Expenses – Life Insurance Segment." We also consent to the incorporation by reference of such use and reference into the Registration Statements of United Fire described in the following table.

Registration Statement Form	Number	Purpose
S-8	333-42895	Pertaining to United Fire's employee stock purchase plan
S-8	333-63103	Pertaining to United Fire's nonqualified employee stock option plan
S-8	333-107041	Pertaining to the United Fire Group 401(k) plan
S-8	333-129923	Pertaining to United Fire's nonqualified non-employee director stock option and restricted stock plan
S-8	333-151074	Pertaining to United Fire's 2008 Stock Plan
S-3ASR	333-133169	Pertaining to United Fire's shelf registration

March 1, 2010

/s/ Steve Griffith
Griffith, Ballard and Company
President

EXHIBIT 23.3

Consent of Expert

We consent to the use of and reference to our name in the Annual Report on Form 10-K of United Fire & Casualty Company ("United Fire") for the year ended December 31, 2009 in Item 1. "Business" under the heading "Reserves" under the heading "Property and Casualty Insurance Segment," and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Critical Accounting Estimates" under the headings "IBNR Reserves" and "Independent Actuary" under "Loss and Loss Settlement Expenses – Property and Casualty Insurance Segment." We also consent to the incorporation by reference of such use and reference into the Registration Statements of United Fire described in the following table.

Registration Statement Form	Number	Purpose
S-8	333-42895	Pertaining to United Fire's employee stock purchase plan
S-8	333-63103	Pertaining to United Fire's nonqualified employee stock option plan
S-8	333-107041	Pertaining to the United Fire Group 401(k) plan
S-8	333-129923	Pertaining to United Fire's nonqualified non-employee director stock option and restricted stock plan
S-8	333-151074	Pertaining to United Fire's 2008 Stock Plan
S-3ASR	333-133169	Pertaining to United Fire's shelf registration

March 1, 2010

/s/ Steven J. Regnier
Regnier Consulting Group, Inc.
Steven J. Regnier, President

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Randy A. Ramlo, certify that:

1. I have reviewed this annual report on Form 10-K of United Fire & Casualty Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the Consolidated Financial Statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2010

/s/ Randy A. Ramlo

Randy A. Ramlo
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dianne M. Lyons, certify that:

1. I have reviewed this annual report on Form 10-K of United Fire & Casualty Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the Consolidated Financial Statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2010

/s/ Dianne M. Lyons
Dianne M. Lyons
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of United Fire & Casualty Company (the "Company") on Form 10-K for the period ending December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Randy A. Ramlo, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Randy A. Ramlo
Randy A. Ramlo
Chief Executive Officer
March 1, 2010

A signed original of this written statement required by Section 906 has been provided to United Fire & Casualty Company and will be retained by United Fire & Casualty Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of United Fire & Casualty Company (the "Company") on Form 10-K for the period ending December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dianne M. Lyons, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dianne M. Lyons
Dianne M. Lyons
Chief Financial Officer
March 1, 2010

A signed original of this written statement required by Section 906 has been provided to United Fire & Casualty Company and will be retained by United Fire & Casualty Company and furnished to the Securities and Exchange Commission or its staff upon request.

DIRECTORS OF UNITED FIRE & CASUALTY COMPANY

Chairman
Jack B. Evans

Vice Chairman
John A. Rife

Christopher R. Drahozal
Thomas W. Hanley
Douglas M. Hultquist
Casey D. Mahon
George D. Milligan
James W. Noyce
Mary K. Quass
Randy A. Ramlo
Kyle D. Skogman
Frank S. Wilkinson Jr.

OFFICERS OF UNITED FIRE & CASUALTY COMPANY

*President/CEO**
Randy A. Ramlo

Executive Vice President
Michael T. Wilkins*

Vice President/CFO
Dianne M. Lyons*

Vice President/CIO
Barrie W. Ernst*

Vice President/CCO
David E. Conner*

Vice Presidents
Brian S. Berta
David L. Hellen
Joseph B. Johnson
Scott A. Minkel
Douglas L. Penn
Dennis J. Richmann
Neal R. Scharmer*
Allen R. Sorensen
Colleen R. Sova
Timothy G. Spain

Assistant Vice Presidents
Ina E. Boeke
Michael D. Broghammer
Arthur J. Fearn
Vicky L. Greff
Betty A. Hruska
Lori A. Kline
Thomas D. Lanz
Bruce K. Miller
Bruce S. Parks
Brian J. Peck
Mark L. Randall
Steven D. Ross
Corey L. Ruehle
Brad M. Sayre
Kristine K. Schares
Allan J. Schons
Michael J. Sheeley
Douglas A. Walters

Controller
Kevin W. Helbing

Secretaries
Neal R. Scharmer
David A. Lange

Assistant Secretary
Kristin R. Stauffer

Treasurer
Janice A. Martin

DIRECTORS OF SUBSIDIARY COMPANIES

United Life Insurance Company
Ronald D. Brandt
Jack B. Evans *(Chairman)*
Dianne M. Lyons
Randy A. Ramlo
John A. Rife

Lafayette Insurance Company
Jack B. Evans *(Chairman)*
Randy A. Ramlo
John A. Rife
Neal R. Scharmer
Leo F. Wegmann Jr.

Addison Insurance Company
Frederick A. Beyer
Jack B. Evans *(Chairman)*
Thomas W. Gagnon Jr.
Linda J. Pearson
Randy A. Ramlo
John A. Rife

American Indemnity Financial Corporation, Texas General Indemnity Company and United Fire & Indemnity Company
Jack B. Evans *(Chairman)*
Dianne M. Lyons
Randy A. Ramlo
John A. Rife
J. Fellman Seinsheimer III
Michael T. Wilkins

OFFICERS OF SUBSIDIARY COMPANIES

United Life Insurance Company

President/CEO
Randy A. Ramlo

Vice President/COO
Kent J. Hutchins*

Vice Presidents
Robert J. Celichowski
Rickey L. Pettyjohn

Assistant Vice President
Julia A. Sherman

Secretary
Jean Newlin Schnake

Treasurer
Dianne M. Lyons

Lafayette Insurance Company

President/CEO
Randy A. Ramlo

Executive Vice President
Michael T. Wilkins

Vice President
Dianne M. Lyons

Vice President & Secretary
Leo F. Wegmann Jr.

Assistant Vice President
Bruce M. Holmes

Assistant Secretary
Kristin R. Stauffer

Treasurer
Janice A. Martin

Addison Insurance Company

President/CEO
Randy A. Ramlo

Executive Vice President
Michael T. Wilkins

Vice President
Dianne M. Lyons

Secretary
Kristin R. Stauffer

Treasurer
Janice A. Martin

American Indemnity Financial Corporation, Texas General Indemnity Company and United Fire & Indemnity Company

President/CEO
Randy A. Ramlo

Executive Vice President
Michael T. Wilkins

Vice Presidents
Joseph B. Johnson
Dianne M. Lyons
Dennis J. Richmann**

Secretary
Kristin R. Stauffer

Assistant Secretary
David A. Lange**

Treasurer
Janice A. Martin

* *Executive Officer*

** *Officer of United Fire & Indemnity Company only*


JACK B. EVANS, CHAIRMAN



UNITED FIRE GROUP®

United Fire & Casualty Company

United Life Insurance Company

Lafayette Insurance Company

Addison Insurance Company

United Fire & Indemnity Company

United Fire Lloyds

Texas General Indemnity Company